SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 06, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

***TIM Participações S.A. and TIM Participações S.A. and subsidiaries***

***Financial Statements as of December 31, 2012 and Independent Auditors' Report***

**TIM PARTICIPAÇÕES S.A.**

FINANCIAL STATEMENTS

As of December 31, 2012 and 2011

Table of Contents

**Independent auditors' report on the financial statements**

To the Management and Shareholders
TIM Participações S.A.

Rio de Janeiro, February 5, 2013

PricewaterhouseCoopers
Auditores Independentes

Accountant CRC

# TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS
As of December 31
(In thousands of *Reais*)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 Restated | 2012 | 2011 Restated |
| **Assets** | | | | |
| Current assets | | | | |
| Cash and cash equivalents (Note 6) | **17,114** | 27,025 | **4,429,780** | 3,262,855 |
| Financial assets at fair value through profit or loss (Note 7) | **1** | 43 | **810** | 1,872 |
| Accounts receivable (Note 8) | **-** | - | **3,650,871** | 3,285,782 |
| Inventories (Note 9) | **-** | - | **269,145** | 273,171 |
| Dividends receivable (Note 16) | **397,906** | 324,063 | **-** | - |
| Recoverable indirect taxes and contributions (Note 10) | **-** | 2 | **906,101** | 608,025 |
| Recoverable direct taxes and contributions (Note 11) | **23,975** | 592 | **331,225** | 616,235 |
| Prepaid expenses (Note 13) | **-** | - | **180,371** | 113,192 |
| Derivative financial instruments (Note 41) | **-** | - | **104,712** | 55,889 |
| Other assets (Note 15) | **8,324** | 4,661 | **94,702** | 68,795 |
| | **447,320** | 356,386 | **9,967,717** | 8,285,816 |
| Non-current assets | | | | |
| Financial assets at fair value through profit or loss (Note 7) | **140** | 246 | **21,834** | 25,873 |
| Accounts receivable (Note 8) | **-** | - | **61,305** | 59,712 |
| Recoverable indirect taxes and contributions (Note 10) | **-** | - | **215,261** | 376,479 |
| Recoverable direct taxes and contributions (Note 11) | **-** | 2,837 | **21,658** | 22,739 |
| Deferred income tax and social contribution (Note 12) | **-** | - | **1,252,018** | 1,489,618 |
| Judicial deposits (Note 14) | **34,703** | 26,023 | **821,312** | 607,627 |
| Prepaid expenses (Note 13) | **-** | - | **94,038** | 92,874 |
| Derivative financial instruments (Note 41) | **-** | - | **84,095** | 65,315 |
| Other assets (Note 15) | **-** | - | **14,040** | 13,884 |
| Investments (Note 16) | **13,610,971** | 12,777,668 | **-** | - |
| Property, plant and equipment (Note 17) | **-** | - | **7,566,510** | 6,732,239 |
| Intangible assets (Note 18) | **157,556** | 157,556 | **5,989,189** | 5,761,248 |
| | **13,803,370** | 12,964,330 | **16,141,260** | 15,247,608 |
| Total assets | **14,250,690** | 13,320,716 | **26,108,977** | 23,533,424 |

The accompanying notes are an integral part of these financial statements.

## TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS
As of December 31
(In thousands of *Reais*)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 Restated | 2012 | 2011 Restated |
| **Liabilities** | | | | |
| Current liabilities | | | | |
| Suppliers (Note 19) | **1,860** | 2,965 | **4,293,121** | 3,709,301 |
| Loans and financing (Note 20) | **-** | - | **951,013** | 1,090,174 |
| Derivative financial intruments (Note 41) | **-** | - | **42,061** | 77,055 |
| Labor obligations (Note 21) | **204** | 80 | **133,283** | 145,803 |
| Indirect taxes, fees and contributions (Note 22) | **39** | 32 | **635,061** | 693,645 |
| Direct taxes, fees and contributions (Note 23) | **2,746** | 45 | **204,917** | 454,124 |
| Dividends payable (Note 27) | **373,241** | 326,348 | **373,241** | 326,348 |
| Authorizations payable (Note 2) | **-** | - | **369,583** | 42,420 |
| Other liabilities (Note 24) | **6,361** | 4,279 | **372,942** | 287,156 |
| | **384,451** | 333,749 | **7,375,222** | 6,826,026 |
| Non-current liabilities | | | | |
| Loans and financing (Note 20) | **-** | - | **3,439,082** | 2,570,409 |
| Derivative financial instruments (Note 41) | **-** | - | **36,144** | 89,078 |
| Indirect taxes, fees and contributions (Note 22) | **-** | - | **246,180** | 142,953 |
| Direct taxes, fees and contributions (Note 23) | **-** | - | **175,892** | 167,447 |
| Deferred income tax and social contribution (Note 12) | **-** | - | **196,806** | 145,245 |
| Provision for contingencies (Note 25) | **3,597** | 3,832 | **311,287** | 229,521 |
| Pension plan and other post-employment benefits (Note 42) | **-** | - | **4,486** | 2,785 |
| Provision for asset retirement obligations (Note 26) | **-** | - | **298,808** | 261,918 |
| Other liabilities (Note 24) | **29,772** | 29,781 | **192,200** | 144,688 |
| | **33,369** | 33,613 | **4,900,885** | 3,754,044 |
| Shareholders' equity (Note 27) | | | | |
| Capital | **9,839,770** | 9,839,770 | **9,839,770** | 9,839,770 |
| Capital reserves | **387,000** | 384,489 | **387,000** | 384,489 |
| Profit reserves | **3,609,469** | 2,732,464 | **3,609,469** | 2,732,464 |
| Treasury shares | **(3,369)** | (3,369) | **(3,369)** | (3,369) |
| | **13,832,870** | 12,953,354 | **13,832,870** | 12,953,354 |
| Total liabilities and shareholders' equity | **14,250,690** | 13,320,716 | **26,108,977** | 23,533,424 |

The accompanying notes are an integral part of these financial statements.

# TIM PARTICIPAÇÕES S.A. AND
# TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

## INCOME STATEMENTS
Years ended December 31
(In thousands of *Reais*)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 Restated | 2012 | 2011 Restated |
| Net operating revenues (Note 29) | - | - | **18,763,947** | 17,085,977 |
| Cost of services provided and goods sold (Note 30) | - | - | **(9,880,984)** | (8,542,639) |
| Gross income | - | - | **8,882,963** | 8,543,338 |
| Operating revenues (expenses): | | | | |
| Sales (Note 31) | - | - | **(4,774,161)** | (4,848,512) |
| General and administrative (Note 32) | **(9,538)** | (2,560) | **(1,029,943)** | (963,394) |
| Equity in results of subsidiaries (Note 16) | **1,439,795** | 1,283,836 | - | |
| Other operating expenses, net (Note 33) | **(567)** | (1,132) | **(757,414)** | (669,093) |
| | **1,429,690** | 1,280,144 | **(6,561,518)** | (6,480,999) |
| Operating income | **1,429,690** | 1,280,144 | **2,321,445** | 2,062,339 |
| Financial results: | | | | |
| Financial income (Note 34) | **13,919** | 3,599 | **304,034** | 310,521 |
| Financial costs (Note 35) | **8,027** | (3,206) | **(428,116)** | (448,779) |
| Foreign exchange variations, net (Note 36) | **(10)** | (3) | **(43,883)** | (100,600) |
| | **21,936** | 390 | **(167,965)** | (238,858) |
| Income before income tax and social contribution | **1,451,626** | 1,280,534 | **2,153,480** | 1,823,481 |
| Income tax and social contribution (Note 37) | **(2,738)** | (2,689) | **(704,592)** | (545,636) |
| Net income for the year | **1,448,888** | 1,277,845 | **1,448,888** | 1,277,845 |
| **Earnings per share attributed to shareholders (in R$ per share)** | | | | |
| **Basic earnings per share (Note 38)** | 0,5995 | 0,5645 | | |
| **Diluted earnings per share (Note 38)** | 0,5994 | 0,5642 | | |

The accompanying notes are an integral part of these financial statements.

**TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES**

STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31
(In thousands of *Reais*)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | **2012** | **2011** | **2012** | **2011** |
| Net income for the year | **1,448,888** | 1,277,845 | **1,448,888** | 1,277,845 |
| Other components of comprehensive income | | | | |
| Pension plan and other post-employment benefits (Note 42) | (232) | - | (232) | - |
| Total comprehensive income for the period | **1,448,656** | 1,277,845 | **1,448,656** | 1,277,845 |
| Attributable to: | | | | |
| Company Shareholder | **1,448,656** | 1,277,845 | **1,448,656** | 1,277,845 |

The accompanying notes are an integral part of these financial statements.

## TIM PARTICIPAÇÕES S.A. AND
## TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

### STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of *Reais*)

| | | | Profit reserves | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Capital stock | Capital reserves | Legal reserve | Reserve for expansion | Treasury shares | Other comprehensive income | Accumulated losses | Total |
| **Balances as of December 31, 2010** | **8,149,096** | **396,129** | **226,848** | **1,533,930** | **-** | **-** | **-** | **10,306,003** |
| Dividends recorded directly in shareholder's equity (Note 27) | - | - | - | 3,327 | - | | - | 3,327 |
| Treasury shares (Note 27) | - | - | - | - | (3,369) | | - | (3,369) |
| Increase in capital through transfer of reserves (Note 27) | 15,569 | (15,569) | - | - | - | | - | - |
| Capital increase due to the public offering of shares (Note 27) | 1,640,854 | - | - | - | - | | - | 1,640,854 |
| Capital increase due to over-allotment of shares (Note 27) | 81,368 | - | - | - | - | | - | 81,368 |
| Costs from public offering of shares (Note 27) | (47,117) | - | - | - | - | | - | (47,117) |
| Stock options (Note 28) | - | 3,929 | - | - | - | | - | 3,929 |
| Net income for the year | - | - | - | - | - | | 1,281,228 | 1,281,228 |
| Allocation of net income for the year: | | | | | | | | |
| Legal reserve (Note 27) | - | - | 64,061 | - | - | | (64,061) | - |
| Dividends (Note 27) | - | - | - | - | - | | (304,292) | (304,292) |
| Reserve for expansion (Note 27) | - | - | - | 912,875 | - | | (912,875) | - |
| Decrease in reserve for expansion | - | - | - | (5,194) | - | | - | (5,194) |
| Business combination impact | - | - | - | (3,383) | - | | - | (3,383) |
| **Balances as of December 31, 2011 - Restated** | **9,839,770** | **384,489** | **290,909** | **2,441,555** | **(3,369)** | | **-** | **12,953,354** |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Dividends recorded directly in shareholder's equity (Note 27) | - | - | - | 3,097 | - | | - | 3,097 |
| Additional dividends | - | - | - | (229,160) | - | | - | (229,160) |
| Stock options (Note 28) | - | 2,511 | - | - | - | | - | 2,511 |
| Impact of the amalgamation of subsidiaries | - | - | - | (1,477) | - | | - | (1,477) |
| Additional retirement costsin in subsidiary | - - | | - | - | - | (232) | - | (232) |
| Net income for the year | - | - | - | - | - | | 1,448,888 | 1,448,888 |
| Allocation of net income for the year: | | | | | | | | |
| Legal reserve (note 27) | - | - | 72,444 | - | - | | (72,444) | - |
| Dividends (Note 27) | - | - | - | - | - | | (344,111) | (344,111) |
| Reserve for expansion (Nota 27) | - | - | - | 1,032,333 | - | | (1,032,333) | - |
| **Balances as of December 31, 2012** | **9,839,770** | **387,000** | **363,353** | **3,246,348** | **(3,369)** | **(232)** | - | **13,832,870** |

## TIM PARTICIPAÇÕES S.A. AND
## TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOW
Years ended December 31
(In thousands of *Reais*)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 Restated | 2012 | 2011 Restated |
| **Operating activities** | | | | |
| Income before income tax and Social Contribution | **1,451,626** | 1,280,533 | **2,153,480** | 1,823,481 |
| **Adjustments to reconcile net income with net cash from operations:** | | | | |
| Depreciation and amortization | **-** | - | **2,688,588** | 2,595,968 |
| Equity in results of subsidiary (Note 16) | **(1,439,795)** | (1,283,835) | **-** | - |
| Residual value of property, plant and equipment and intangible assets written off | **-** | - | **13,927** | 20,904 |
| Interest from obligations arising from retirement of assets | **-** | - | **2,617** | (1,144) |
| Provision for contingencies | **(233)** | (342) | **237,972** | 175,653 |
| Monetary restatement on court deposits and contingencies | **(98)** | (152) | **33,494** | (13,954) |
| Interest and monetary and exchange variation on loans | **-** | - | **276,067** | 371,205 |
| Interest on financial investments | **(1,775)** | (2,755) | **(153,026)** | (205,408) |
| Provision for impairment of accounts receivables (Note 8) | **-** | - | **250,972** | 231,529 |
| Stock Options (Note 28) | **-** | - | **2,511** | 3,929 |
| Deferred income (IR) and social contribution (CSLL) taxes on pension plan and other post employment benefits | **-** | | **(1,417)** | - |
| Other financial adjustments | **-** | 311 | **8,813** | 88,158 |
| | **9,725** | (6,240) | **5,513,998** | 5,090,321 |
| **Decrease (increase) in operating assets** | | | | |
| Accounts receivable | **-** | - | **(541,421)** | (782,853) |
| Recoverable taxes and contributions | **(20,638)** | 5,323 | **197,651** | (376,974) |
| Inventories | **-** | - | **4,026** | (39,379) |
| Prepaid expenses | **-** | - | **(68,342)** | (11,418) |
| Dividends received | **1,296,251** | 509,235 | **-** | - |
| Judicial deposits | **(8,585)** | (4,976) | **(181,383)** | (185,610) |
| Other current and noncurrent assets | **(3,567)** | (3,489) | **(24,501)** | 33,400 |
| **Increase (decrease) in operating liabilities** | | | | |
| Labor obligations | **123** | (21) | **(12,520)** | 11,606 |
| Suppliers | **(1,105)** | 1,669 | **550,594** | 573,532 |
| Taxes, fees and contributions | **(31)** | (2,774) | **(625,864)** | 63,387 |
| Authorizations payable | **-** | - | **327,162** | 2,122 |
| Provision for contingencies | **-** | - | **(222,000)** | (218,105) |
| Other current and non-current liabilities | **2,075** | 244 | **47,769** | (5,849) |
| **Net cash from operating activities** | **1,274,248** | 498,971 | **4,965,169** | 4,154,180 |
| | | | | |
| **Investments** | | | | |
| TIM Celular capital increase (Note 16) | **-** | (1,687,000) | **-** | - |
| Acquisition of TIM Fiber RJ and TIM Fiber SP (Note 48) | **-** | - | **-** | (1,529,588) |
| Capital increase in subsidiary (Intelig) | **(762,799)** | | **-** | |
| Financial instruments at fair value through profit or loss | **1,923** | 2,890 | **158,127** | 211,151 |
| Additions to property, plant and equipment and intangible assets | **-** | - | **(3,764,726)** | (3,027,113) |
| Asset retirement obligation | **-** | - | **34,273** | 7,324 |
| Cash from the acquisition of TIM Fiber RJ and TIM Fiber SP (Note 47) | **-** | | **-** | 18,973 |
| **Net cash used in investment activities** | **(760,876)** | (1,684,110) | **(3,572,326)** | (4,319,253) |

| | | | | |
|---|---|---|---|---|
| **Financing** | | | | |
| Capital increase (Note 27) | - | 1,722,222 | - | 1,722,222 |
| Costs from the Issuance of Shares (Note 27) | - | (47,117) | - | (47,117) |
| Treasury shares (Note 27) | - | (3,369) | - | (3,369) |
| New loans | - | - | **1,694,750** | 892,866 |
| Loans settled | - | - | **(1,323,243)** | (939,119) |
| Shareholders reimbursement – TIM Fiber RJ S.A´s reverse split | - | | **(549)** | |
| Derivative financial instruments | - | - | **(73,593)** | (87,433) |
| Dividends paid | **(523,283)** | (465,588) | **(523,283)** | (486,354) |
| **Net cash from (used in) financing activities** | **(523,283)** | 1,206,148 | **(225,918)** | 1,051,696 |
| Increase (decrease) in cash and cash equivalents | **(9,911)** | 21,009 | **1,166,925** | 886,623 |
| Cash and cash equivalents at the beginning of the year | **27,025** | 6,016 | **3,262,855** | 2,376,232 |
| Cash and cash equivalents at the end of the year | **17,114** | 27,025 | **4,429,780** | 3,262,855 |

The accompanying notes are an integral part of these financial statements.

## TIM PARTICIPAÇÕES S.A. AND
## TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

VALUE ADDED STATEMENTS
Years ended December 31
(In thousands of *Reais*)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 Restated | 2012 | 2011 Restated |
| Revenue | | | | |
| Gross operating revenue | - | - | **27,755,812** | 24,757,566 |
| Impairment of accounts receivable | - | - | **(250,972)** | (231,529) |
| Discounts granted, returns and other | - | - | **(3,037,028)** | (2,286,252) |
| | - | - | **24,467,812** | 22,239,785 |
| Inputs acquired from third parties | | | | |
| Cost of services provided and goods sold | - | - | **(7,658,116)** | (6,544,679) |
| Materials, energy, outsourced services and other | **(6,328)** | (7,260) | **(3,462,227)** | (3,385,276) |
| | **(6,328)** | (7,260) | **(11,120,343)** | (9,929,955) |
| Retentions | | | | |
| Depreciation and amortization | - | - | **(2,688,588)** | (2,595,968) |
| Net value added produced | **(6,328)** | (7,260) | **10,658,881** | 9,713,862 |
| Value added received in transfer | | | | |
| Equity results in subsidiaries | **1,439,795** | 1,283,835 | - | - |
| Financial income | **13,927** | 3,602 | **1,030,803** | 874,010 |
| | **1,453,722** | 1,287,437 | **1,030,803** | 874,010 |
| Total value added for distribution | **1,447,394** | 1,280,177 | **11,689,684** | 10,587,872 |
| Distribution of value added | | | | |
| Personnel and charges | | | | |
| Direct Compensation | **2,541** | 1,559 | **413,549** | 385,320 |
| Benefits | **155** | (4,989) | **136,968** | 88,199 |
| FGTS unemployment fund | **69** | - | **38,348** | 34,543 |
| Others | **(235)** | (850) | **13,667** | 11,240 |
| | **2,530** | (4,280) | **602,532** | 519,302 |
| Taxes, fees and contributions | | | | |
| Federal | **3,798** | 3,284 | **3,180,199** | 2,905,407 |
| State | **13** | 12 | **4,863,856** | 4,452,772 |
| Municipality | **13** | - | **12,276** | 11,107 |
| | **3,824** | 3,296 | **8,056,331** | 7,369,286 |
| Remuneration of third party capital | | | | |
| Interest | **(8,020)** | 3,177 | **1,182,552** | 1,107,042 |
| Rentals | **172** | 139 | **399,381** | 314,397 |
| | **(7,848)** | 3,316 | **1,581,933** | 1,421,439 |
| Remuneration of shareholders' equity | | | | |
| Dividends | **344,111** | 304,292 | **344,111** | 304,292 |
| Retained earnings | **1,104,777** | 973,553 | **1,104,777** | 973,553 |
| | **1,448,888** | 1,277,845 | **1,448,888** | 1,277,845 |
| | **1,447,394** | 1,280,177 | **11,689,684** | 10,587,872 |

The accompanying notes are an integral part of these financial statements.

**TIM PARTICIPAÇÕES S.A.**
**a publicly-held company**
**CNPJ/MF no. 02.558.115/0001-21**
**NIRE 33.3.0027696-3**

**To the Shareholders,**

TIM Participações S.A. ("TIM Participações", "Company" or "TIM") management submits to your review our Management Report and Consolidated Financial Statement, and the independent accountants' report as of December 31, 2012.

Company's consolidated financial statements are presented according to International Financial Reporting Standards (IFRS) as defined by IASB.

The following operating and financial information for 2012 are, unless as otherwise indicated, stated in Reais (R$), based on consolidated figures, and compliant with Brazilian corporate law.

## Profile

TIM Participações is a public-held company whose shares are listed on BM&FBovespa and ADRs traded on NYSE, and member of the selected group of companies comprising ISE (Corporate Sustainability Index) portfolio. Additionally, it is the only Telecommunication company in "Novo Mercado" (BM&FBOVESPA's highest corporate governance level).

TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. Innovation and quality are two strategic pillars that TIM shares with its holding company. Accordingly, TIM makes substantial investments in network and IT, and builds synergies with its holding group, sharing experiences and best practices policy, ensuring at all times clients' innovative experiences. Through our subsidiaries (TIM Celular S.A. and Intelig), our activities go beyond mobile telephony market, reaching long distance and data transmission throughout Brazilian territory. Additionally, in August 2012 we launched our landline ultra broadband services covering Rio de Janeiro and São Paulo states metropolitan areas.

We are the second largest mobile telephony service provider in Brazil (in total number of lines), with 70.3 million clients and 26.9% market share (Anatel, December 31, 2012). We led Brazilian net line additions in 2012, keeping 2011 and 2010 leadership. During this period, we reported 6.3 million net additions, a 3% increase compared to the same period (as of December 31, 2011). In 2012, our reported net sales amounted to R$18.8, a 10% increase compared to the same period in 2011. Also, our EBITDA rose when compared to the same period in 2011 (7.6% yoy).

Using the GSM technology, we reached, as of December 31, 2012, approximately 95%of Brazilian urban population, in 3,4 thousand municipalities. We have strong data coverage, comprising 100% GPRS and 94% EDGE technologies, in addition to a sophisticated 3G network, available for more than 72% of Brazilian urban population. Further, we have executed international roaming agreements including 450 available networks in 200 countries.

We have optic fiber network installetd from north to south in Brazil, and a lengthy long distance network (backbone) with approximately 39,000 kilometers, and metropolitan network (backhaul) with customized capillarity to provide high-quality ultra broadband services in Rio de Janeiro and São Paulo metropolitan regions. Additionally, we started this year our metropolitan fiber-optic network expansion in 44 major Brazilian cities (reaching roughly 50% total traffic) by the end of 2014. This is a key project that will enable Company to provide a high performance data service including 4G technology. Among other projects, including the expansion of our long distance fiber-optic network, we delivered this year the first stage of LT Amazonas, consisting in a fiber-optic backbone connecting major cities in Brazilian Northern region, one of the regions with the greatest lack of infrastructure in Brazil.

Our trademark is strongly associated to innovation. We pioneered the release of different products, including MMS and Blackberry introduction in Brazil. We believe some of the mobile telephony plans we created, including Liberty (unlimited use) and Infinity (pay per call concept), have changed Brazilian mobile telephony market, aligned with our strategies for encouraging voice traffic, long distance calls, and landline-mobile replacement acceleration (landline outbound traffic migration to mobile number origin). Our growth in mobile telephony market does not originate revenue cannibalization, to the extent we have no landline market legacy.

Our commitment to providing improved, high-quality services is reflected on R$3,386 million in investments, roughly 93% of which in infraestructure, if we take into accound the acquisition of the 4G license this number would toteled R$ 3,765 million. The amount invested exceeds 10% of 2011 aggregate investment, signalizing that Company is aware of the increasing investment need in a naturally capital intensive sector. As a result, TIM is the mobile company that will invest most from 2012 to 2014, according to mobile operators' data submitted to Anatel. This movement is largely preceded by our strategy to remove handset acquisition subsidy policy and to allocate such amount to infraestructure.

Late in 2012, we had over 10,000 points of sale, including Premium stores, and (exclusive or multi-brand) resellers, in addition to large chain-store retailers' strong capillarity. Additionally to traditional outlets, our pre-paid clients have alternative recharge channels, including supermarkets and newsstands, totalizing more than 470 thousand points of sale throughout Brazil. Note that this figure includes 131 own stores by the end of this year, of which 50 were inaugurated in 2012.

## 1. Message from the Management

### Dear analysts and shareholders,

The year of 2012 was a very tough and challenging one, starting with management change, macro economy slowdown, increasing competition then regulatory scrutiny and contingences allegations. Nevertheless, TIM has shown an impressive capacity to navigate in such turbulent period, backed by a solid business foundation, an innovative marketing approach, an impressive sales force, and of course, a strong commitment from more than 11 thousand employees. Many companies would have collapsed, but TIM instead, exited that experience even stronger, with a solid team and greater sense of responsibility and commitment to serve better our more than 70 million customers.

### Leading the telecom growth in Brazil

We believe that the Infinity and Liberty plans have been key drivers to expand telecommunication service in Brazil. Through a very transparent and innovative offer, TIM has the best value for money proposition in the market. Despite the image impact lived in the second semester of 2012, TIM managed to maintain market leadership in terms of customer base growth for ten consecutive quarters, along with other relevant achievements:

- Continued in the **leadership position for prepaid segment**;
- Assumed **second position for Post-paid voice segment** (ex-machine-to-machine business);
- **150 minutes per user**, reaching the all-time high record, and **21mln people using data service.**

### And the lessons from difficult times

In the recent past months, in which TIM has recovered from a very intense regulatory scrutiny and consequent image damage, we took important lessons to improve our business. Among other actions, we restructured the network management, reorganized the quality department to report directly to the CEO and increased investments in infrastructure.

### Conclusion & Outlook for 2013

We are sure now, that we have all the conditions to keep focusing on sustainable growth of the business, maintaining innovation and transparency as our main values. Those are key elements to support fixed-to-mobile substitution, and along with the increasing usage of data service, they will provide the foundations for long term growth.

### The Management

## 2. Economic and Sector Background

### 2.1. Economic Environment:

In 2012, the global economy continued to suffer with US and Europe fiscal crisis. However rupture risks have substantially diminished in last months, US and Europe economic picture still recommends care. Global growth tends to be slow and divergent, with developed countries growing less than emerging ones. Particularly, the Euro zone recession is expected to remain as a concern, while US may achieve a positive expansion, however insufficient for bring unemployment and inflation down to tolerable levels according to Federal Reserve.

In Brazil, 2012 kept the same trend noted in 2011, with continuous DGP drops (0.98% GDP forecast). Internal market proved to be weaker than 2011, mostly due to credit market slowdown in response to increased default rate, higher household indebtedness, lack of investment response to government stimulus. SELIC and exchange rates were used to boost country's growth, and as a consequence inflation was kept above target.

Brazilian official inflation rate (IPCA) was 5.8% yoy, below 6.5% IBGE reported in 2011. Note that Brazilian Central Bank inflation-targeting system center is 4.5% per year, with a 2 percentage points ocilation margin. Therefore, 2012 inflation is placed within the "target". The year was negatively affected by Food and Housing items (9.86% and 6.79% inflation rates, respectively).

With respect to Monetary Policy, COPOM kept SELIC rate decrease trend seen in the last months of 2011, from 11% in December 2011 to 7.25% in December 2012 (history lowest). Additionally to successive decreases in official interest rate it was also seen government's intense pressure to reduce funding rates offered by commercial banks through Banco do Brasil and Caixa Econômica.

Regarding domestic demand, Brazilian government is reacting to low growth with a series of measures to encourage consumption and investment. Employment and revenue figures supported household consumption throughout 2012.

US dollar rose against the real during 2012, closing the year at R$2.04 compared to R$1.88 in 2011, an 8.5% appreciation. Also, Euro rose 10.73% against the real in 2012, closing the year at 2.70, against 2.43 in 2011. Europe and US economic instabilities strongly contributed to currency changes, due to their backflow to their country of origin.

Trade balance reported an aggregate increase of US$19.5 billion in 2012, a 34.7% drop compared to 2011. This worsening is mostly due to the slow pace in 2012 global consumption.

### 2.2. Telecom Sector:

Brazilian mobile telephony market reached 261.8 million lines by the end of 2012, representing a 8.1% yoy growth (19.4% in 2011), representing a 132.8% penetration rate, and exceeding the 123.9% reported in 2011, according to Anatel. Three major factors are supporting mobile market growth: i) local and long distance on-net call stimulus (establishing a multiple SIM Card effect in prepaid segment), ii) M2M market, and iii) Growing data service demand, specially on smart/webphones (feature phones).

Brazilian mobile telephony market ranks fifth globally and reached, in 2012, a penetration rate of 132.8 lines per 100 inhabitants. Cellular telephony is already established as the most present communication means at Brazilian homes, in all social classes, to a great extent due to offers available in the market focusing calls within the same operator.

The growth is mostly concentrated in prepaid segment, which reached 210.8 million accesses (+6.4% p.a.), or 80.5% of whole market. Contract segment reached 51 million lines, a 15.6% p.a. growth. Key growth factors for both sectors include a favorable economic background with credit expansion, better income distribution (with part of population migrating from D and E classes into C class) and Brazilian cellular telephony market competitiveness.

According to Anatel, landline telephony sector presented a slight growth (2.1%) compared to the previous year, closing this period with 42.9 million accesses, what represents a penetration of roughly 22 lines per 100 domiciles.

### 2.3. Sector's Particularities

Brazilian mobile telephony is a private sector with prices and rates regulated by the market. Anatel is an agency that regulates all telecommunication sectors in Brazil, and whose mission is "to promote the development of telecommunication in the country in order to provide it with a modern and efficient telecommunication infrastructure, capable to offer appropriate, diversified services to community, at fair prices, throughout the national territory."

In a competitive environment, Brazilian mobile telephony sector presents itself among the most competitive globally, being one of the few to have four competitors present in the whole country with 20%-30% market shares. The fierce competition in this market increases the pressure on margin due to commercial expenses incurred with advertising and publicity, commissions, and subsidies. The use of subsidy as a competition tool was retaken by some operators, even have been proven to be a temerary strategy in terms of bad debt provitions, TIM adopts a Zero Subsidy policy and focus its offers on the service usage , and replaced with offers that focus mostly on service. TIM advanced this path in 2011, and continued this way in 2012, virtually discontinuing the handset subsidy tool to focus on use incentives.

The telecommunication industry is also capital-intensive. In order to support network traffic increase over the years, heavy investments in technology and infrastructure are required to ensure scale and quality of services provided.

As provider of a key service for country's social and economic development, TIM strongly believes Brazil is consolidating an important position in global scene, and the company is happy to contribute to improve country's infrastructure, in making telecommunication services universal. TIM reinforces its commitment to new investments in 2013 and the continuous search for more and better services, attempting to meet all the needs of stakeholders.

In 2012, in view of Anatel requirements to enhance the quality of services provided by the Sector, the Company committed itself to make heavy network investments within the next years, with anticipated investments already in 2013.

According to the Network Improvement Plan TIM produced to Anatel in mid 2012, Company's anticipated investments by the end of 2014 amount to approximately R$8.2 billion, with focus on infrastructure and quality.

Company's investments prioritize projects to (i) increase Company's network, with anticipated 30% growth in 2G antennas, and 24,000 kilometers of new fiber-optic cables until 2014, (ii) optimize network utilization, including adjustments for enhancing signal quality in current coverage areas; and (iii) map main network interruption and failure causes, in addition to actions required for preventing such events, ensuring the quality of calls and data connections, and increasing users' accessibility.

### 2.4. Sector Regulation

The telecommunication sector is regulated by Anatel (Brazilian Telecommunication Agency), an independent special instrumentality linked to the Ministry of Communication. Anatel defines the rules concerning telecommunication service provision and the relationship among different service providers, in accordance with Telecommunication Law (Law no. 9.472, of July 16, 1997).

Specifically as regards TIM, Intelig, and TIM Fiber operating activities, Anatel developed a stringent regulation for mobile communication service provision (Serviço Móvel Pessoal – SMP), landline telephony (Serviço Telefônico Fixo Comutado – STFC) and data transmission (Serviço de Comunicação Multimídia – SCM). In the second half of 2012, Fiber SP and Fiber RJ operators were merged into TIM, who became responsible for service provision continuity.

Considering the dynamism of this sector, especially due to repeated technological improvements experienced by service providers, mostly within SMP scope, Anatel rules are continuously updated.

In order to share its planned actions with community, and to optimize the enforcement of public policies set out by the government, Anatel passed the General Plan for Updating Telecommunication Regulation in Brazil (PGR, Resolution no. 516/2008). Anatel sets out in PGR actions to be taken in short, medium, and long term, which are defined as 2, 5 and 10 years, respectively.

This normative conformity process takes into account technical analysis from Anatel specialized staff, and discussions originated by Public Consultation, through which regulation updating proposals are discussed by Anatel, government, and community, and closely monitored by TIM.

The Presidential Decree no. 7.512, of June 30, 2011, also provided important milestones in this sector, as the 4$^{th}$ generation radiofrequencies bid process, and broadband quality goals, which required a new regulation of SMP and SCM setting out quality parameters for Landline and Mobile broadband service provision, in addition to the new PGMU, which is mandatory for STFC concessionaires.

Part of SMP quality goals became effective late in March 2012, and the remaining goals became effective late in October 2012. SCM quality goals became otherwise effective early in November 2012.

As a consequence of the new PGMU, Anatel enacted in October 2012 the Regulation on Universal Obligations.

Other important Regulations largely affecting TIM and Intelig activities were enacted by Anatel in 2012, including the following:

- Administrative Penalty Enforcement Regulation, of May 2012, repealing prior regulation on this matter. Note that minimum and maximum amounts were redefined for fines, according to service provider's economic status of service providers, and such penalty may be cancelled while PADO is pending.

- Regulation on Dedicated Line Industrial Exploration (EILD), of May 2012, repealing prior regulation on the matter, whose main topics are mentioned in item 2.4.2 below.

- Inspection Regulation, of August 2012, repealing prior regulation on the matter.

- Resolution approving the General Plan on Competition Goals (PGMC), of November 2012, introducing an important milestone to the sector, whose main topics are mentioned in item 2.4.2 below.

Finally, another important milestone regulation in telecommunication sector, Law no. 12.485, of September 2011, introduced a new outlook for subscription TV services and for content production/distribution, establishing the Conditioned Access Audiovisual Communication and the Conditioned Access Service (SeAC). As a consequence of this Law, Anatel SeAC Regulation, of March 2012, establishes conditions for providing such services and also for subscription TV services already available.

### 2.4.1. Radio Spectrum

TIM is authorized to use radiofrequencies for SMP provision at 450 MHz, 800 MHz, 900 MHz, 1.8 GHz, 1.9/2.1 GHz, and 2.5 GHz, allowing the provision of mobile communication services using 2G, 3G, and 4G technologies throughout the country.

In October 2010, Anatel started Bidding Process no. 002/2010-PVCP/SPV, for sub-band H (1.9/2.1GHz–3G) and 1.8 GHz (2G) band leftovers. Due to prohibitions determined by Anatel in connection with radio spectrum possession limits, current SMP providers, operating at 1.9/2.1 GHz, were not qualified for sub-band H auction.

The disqualification of current SMP providers for sub-band H auction permitted Nextel to acquire 3G coverage throughout the country, and 2G coverage in Region I of PGA, for a total investment of R$1,421.3 billion.

In December 2011, Bidding Process no. 001/2011-PVCP/SPV was established for leftovers from the auction mentioned above. Sixteen blocks were acquired at 1,800 MHz by service providers Claro, Oi, CTBC, and TIM, who acquired the greatest amount of MHz at the lowest premium. The execution of the relevant Instrument of Authorization by service providers is pending because the process was suspended due to an appeal challenging the bidding process outcome. Such appeal was recently denied by Anatel Executive Board, which will soon confirm the bidding process outcome and notify operators for execution.

As a result from both Bidding Processes, TIM invested R$65 million in such auctions (auction in December 2010, and estimated amount of R$80.7 million invested at the auction in December 2011), and will be able to increase its 2G coverage and intensify its presence in country's northern and central-western regions, and in Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina, and Minas Gerais states, areas that are undergoing a strong economic growth.

In June 2012, Anatel established a bidding process for 450 MHz and 2.500 MHz bands, in order to introduce the so-called 4th generation (4G) technology in Brazil, attending, by April 30, 2013, the Confederations Cup host cities (Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador, and Brasília), and in preparation for hosting the 2014 World Cup, and 2016 Olympics, in addition to develop rural area coverage.

Should a company be only interested in 450 MHz band (Lot 1), with national coverage, then 2.500MHz band lots would be acquired in separate bidding processes. However, because nobody was interested in 450 MHz alone, this band was offered along with 2.500 MHz lots, and each lot acquired including part of 2.500 MHz band, with national coverage, and the 450 MHz at specific locations, divided among the 4 major Brazilian SMP operators (TIM, Vivo, Claro, and Oi), which amount to the whole Brazilian territory.

Claro acquired Lot 2 for more than R$844 million, including 2.510-2.530 MHz and 2.630-2.650 MHz sub-bands, with national coverage, and the 450 MHz band in Acre, Amazonas, Amapá, Bahia, Maranhão, Pará, Rondônia, Roraima, and Tocantins states, and in the metropolitan region and shoreline of São Paulo state.

Vivo acquired Lot 3 for more than R$ 1 billion, including 2.550-2.570 MHz and 2.670-2.690 MHz sub-bands, with national coverage, and the 450 MHz band in Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, and Sergipe states, and São Paulo state inland.

TIM acquired Lot 4 for R$ 340 million, including 2.530-2.540 MHz and 2.650-2.660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro, and Santa Catarina states (the 450 MHz band was jointly acquired with Intelig).

Finally, Oi acquired Lot 5 for more than R$ 330 million, including 2.540-2.550 MHz and 2.660-2.670 MHz sub-band, with national coverage, and the 450 MHz band in Goiás, Mato Grosso, Mato Grosso do Sul, and Rio Grande do Sul states and Federal District.

The Instruments of Authorization were executed in October 2012, and some 4G coverage commitments are already effective by April 2013, while the first coverage commitments for the 450MHz band are effective by June 2014. According to Bid Notice, coverage commitments are quite burdensome, demanding heavy investments, and also the commitment to acquire products with national technology.

Authorizations including the right to use the spectrum for SMP provision have a limited term. They have the following expiration dates, a single renewal being permitted for additional 15 years. In case of renewal, it must be confirmed every 2 years, upon payment to government of an additional 2% percentage on first year net sales, every 2 years. Such payment takes into account only the net sales in the region covered by the renewed license. SMP authorizations effective on December 31, 2012 are shown on the following table:

| | Authorization terms | Expiration date<br>800MHz, 900 MHz and 1.800 MHz | Additional frequencies 1800 MHz | 1900 and 2100 MHz (3G) |
|---|---|---|---|---|
| 1 | Amapá, Roraima, Pará, Amazonas and Maranhão | March, 2016 | April, 2023 | April, 2023 |
| 2 | Rio de Janeiro and Espírito Santo | March, 2016 | - | April, 2023 |
| 3 | Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except Pelotas municipality/region) and Londrina and Tamarana municipalities in Paraná | March, 2016 | - | April, 2023 |
| 4 | São Paulo | March, 2016 | - | April, 2023 |
| 5 | Paraná (except Londrina and Tamarana municipalities) | September, 2022* | April, 2023 | April, 2023 |
| 6 | Santa Catarina | September, 2023* | April, 2023 | April, 2023 |
| 7 | Pelotas municipality/region, in Rio Grande do Sul state | April, 2024* | - | April, 2023 |
| 8 | Pernambuco | May, 2024* | - | April, 2023 |
| 9 | Ceará | November, 2023* | - | April, 2023 |
| 10 | Paraíba | December, 2023* | - | April, 2023 |
| 11 | Rio Grande do Norte | December, 2023* | - | April, 2023 |
| 12 | Alagoas | December, 2023* | - | April, 2023 |
| 13 | Piauí | March, 2024* | - | April, 2023 |
| 14 | Minas Gerais (except PGO sector 3 municipalities for 3G spectrum and leftovers) | April, 2013 | April, 2023 | April, 2023 |
| 15 | Bahia and Sergipe | August, 2027* | - | April, 2023 |

*Terms already renewed for 15 years, therefore not entitled another renewal period.

Throughout 2012, as in previous years, TIM again faced disputes to renew spectrum authorizations. Due to such extension, Anatel finds that TIM should (i) undergo another licensing procedure for its SMP base and mobile stations, paying the relevant TFI, and (ii) pay government the equivalent to 2% on its SMP income, including service plans, interconnection income and, in some instances, additional facilities or convenience income, or Value Added Services (SVA).

TIM understands the foregoing requirements are improper, and disputed the amounts assessed, extra judicially and judicially, before Anatel, pursuing the confirmation of TIM's understanding and the cancellation of such charges by the Agency.

### 2.4.2. VU-M and Wholesale Market

The interconnection between telecommunication service providers is mandatory to permit different telecommunication service users of collective interest (especially STFC, SMP, and Serviço Móvel Especializado – SME) to make outbound/inbound calls among different providers.

For SMP, Anatel established that, whenever its network is used for outbound/inbound calls, service providers are entitled the SMP Network Use Price (VU-M), upon mutual consent of the related parties.

Within the scope of Bidding Process no. 002/2007/SPV, in which TIM was awarded the use of 3G sub-band spectrum, Anatel required TIM to use a single VU-M per Region of the General Plan of Authorizations of SMP – PGA, effective by November 1, 2010, upon mutual consent of service providers (Order no. 8.849/2009-CD).

In October 2011, Anatel approved Resolution no. 576/2011, establishing a mechanism for reducing landline-mobile call rates of STFC (VC-1) concessionaires, applying a 18% reduction index, in February 2012, 12%, in 2013, and 10% in 2014, on the Telecommunication Service Index (IST). Considering that said Regulation establishes that VC-1 nominal reduction will be entirely passed on to VU-M, and negative adjusts to VC-1 should be followed by additional discussions to agree on SMP service providers VU-M.

With respect to said rules, Anatel Act no. 486/2012 establishes the first VC-1 reduction for STFC concessionaires, effective by February 25, 2012. Additionally, considering that providers failed to agree on new VU-M values, the Agency fixed new SMP service providers' network compensation prices for concessionaires' network outbound calls, also effective by 25, February 2012 (Act no. 1.055/2012, as amended by Act no. 1.480/2012).

TIM found the VU-M reduction determined by Anatel fails to consider the need to preserve SMP market competition, therefore TIM filed an administrative appeal against the relevant acts. Accordingly, and further considering the failure to reach any agreement from VU-M price discussion with the remaining service providers, TIM started arbitration procedures before Anatel.

In December 2012, after Anatel Executive Board denied TIM appeals and kept VU-M prices fixed by Act no. 1.055/2012, and Act no. 1.480/2012, TIM requested the Anatel Interconnection Arbitration Committee to confirm the same prices for its interconnection relationship with the remaining service providers (in some cases, resuming the discussion to fix such prices).

Notwithstanding, as it came to TIM's knowledge that STFC concessionaires VC-1 reduction was (or might be) removed by court order awarded to such service providers, TIM is securing its right to the VU-M previously in force concerning the relevant interconnection relationships, by means including administrative remedies before Anatel.

On the other hand, as regards another wholesale market that is relevant for TIM, Anatel Resolution 590/2012, upon Public Consultation no. 50/2010, of May 2012, approved the new Dedicated Line Industrial Exploration (EILD) Regulation (REILD), detailing mechanisms to optimize the operating structure for transmission loop contracts, in order to increase contract price transparency, affording equal treatment to independent service providers from concessionaire groups. Indeed, the new REILD represented a substantial progress, to the extent it specifically set out: (i) more effective rules on project definition including Standard EILD or Special EILD, in addition to contract and delivery terms, and (ii) specific EILD delivery dispute resolution procedures.

Concurrently, Anatel also approved in May 2012, the Act no. 2.716/2012, defining EILD reference prices, substantially lower than those under Act no. 50.065/2005, representing likewise a great progress to guide value fixation upon any disputes between service providers.

According to the new REILD, contracts executed prior to it should be amended within 120 days counted from Resolution 590/2012 publication. However TIM has started discussions to amend TIM's EILD contracts, occasional deadlocks led TIM to ask Anatel's intervention to solve disputes. Notwithstanding the new REILD provides a specific procedure for promptly resolving disputes involving the provision of dedicated lines, the Oi Group is taking legal actions that are delaying the actual amendment of EILD contracts executed by TIM.

Finally, it should be noted that in November 2012, after a long public consultation period, Anatel Resolution no. 600/2012 approved the General Plan on Competition Goals (PGMC). However the general reasoning of this rule does not differ from the version submitted to Public Consultation no. 41/2011 (identifying in sector regulation those markets presenting competition risks and Dominant Position Groups (PMS), and imposing Asymmetric Regulatory Actions aimed at promoting competition) different specific rules were broadly changed.

In brief, PGMC defined the following relevant wholesale markets: (i) landline telephony network interconnection; (ii) mobile network interconnection; (iii) Class V interconnection; (iv) landline infrastructure and access network; (v) infrastructure and transport network, including EILD provision; (vi) Infrastructure and passive network; (vii) national roaming; and (viii) interconnection.

Concurrently, Anatel published 5 acts identifying PMS Groups in the following relevant markets defined by PGMC: (i) Copper Pair or Coaxial Cable Data Transmission Access Landline Network Infrastructure Offer at Transmission Rates up to 10Mbps (Act no. 6.617, of November 8, 2012); (ii) Wholesale Local Transport and Long Distance Inland Network Infrastructure Offer for Data Transmission Rates of 34 Mbps or less (Act no. 6.619, of November 8, 2012); (iii) Passive Infrastructure for transport and access networks (Act no. 6.620, of November 8, 2012); (iv) Mobile Network Inbound Calls (Act no. 6.621, of November 8, 2012); and (v) National Roaming (Act no. 6.622, of November 8, 2012).

TIM Group is presented as a PMS holder in the following markets: (i) Passive Infrastructure in transport and access networks (provision of towers); (ii) Mobile Network Inbound Calls; and (iii) National Roaming.

Anatel initially defined Asymmetric Regulatory Actions includes: (i) mandatory production of Reference Offers, in order to ensure more transparency in the offers of PMS Groups, (ii) possible assessment of reference prices in provisional remedies, (iii) guaranteed compliance with requests made by non-PMS Groups, and (iv) formation of bodies to provide more effective PGMC rules.

On the other hand, PGMC required the implementation of Bill&Keep rules, and compliance by PMS Groups in mobile network interconnection market, and also limited PMS Groups VU-M reference prices (effective from 2014 onwards). Said rules, which were not provided in the original draft submitted to Public Consultation no. 41/2011, caused TIM to file with Anatel, on December 26, 2012, a partial annulment petition against PGMC.

### 2.4.3. Cost Model

The implementation of a cost model by Anatel is being developed since March 2005, under Resolution no. 396/2005, which approved the Account Segregation and Allocation Document (DSAC), providing STFC and SMP interconnection pricing, in addition to other wholesale market inputs, more specifically dedicated lines (EILD) and unbundling.

Anatel continuous implementation process included, in August 2011, the awarding of contract in a bidding process carried out in cooperation with the International Telecommunication Union, the joint venture led by Advisia, to develop an optimized cost modeling, to be completed within 2 years, and which will support all models Anvisa will use for specific telecommunication service rates and input pricing.

The optimized cost model implementation is a short-term goal anticipated in PGR, and expected to be completed in October 2010, however, its technical complexity forced completion term extension to the end of the present year.

Such efforts resulted, in July 2012, Anatel Public Consultation no. 26/12 on the Proposal of Material Documents for telecommunication cost modeling. The term to make contributions expired on August 30, 2012, and Anatel registered 121 contributions.

In December 2012, Anatel, UIT, and Advisia, the leader of the international joint venture that develops the cost model, presented a seminar on the work in progress, highlighting this model is critical for Anatel to comply with government policies in the sector, as it will provide access to managerial cost information of different areas in this business and of product lines from telecommunication service providers.

In brief, 3 financial models make up the decision-making concept framework: (i) FAC-HCA, for cost recovery discussion, (ii) FAC CCA, for newcomers analysis, and (iii) LRIC, for competition analysis/fostering. As the most materially sensitive outcome from such activity, Anatel agreed that reference prices used, more specifically the VU-M, through PGMC, and effective by February 2016, must be based on such cost model.

#### 2.4.4. Migration of Analogue Technology Mobile Networks

In February 2011, Anatel approved the Resolution no. 562/11, amending the provision in the Regulation on Spectrum Utilization Conditions requiring that, after 306 days counted from publication, the analogue technology is no longer acceptable in certain 800 MHz radiofrequency sub-bands.

With respect to the utilization of such radiofrequencies, TIM no longer has any Analogue Technology Subscriber (AMPS). However, TIM analogue technology networks are used until presently by STFC Concessionaires to meet part of their subscribers located in rural areas of the country, in RuralCel service.

RuralCel service was implemented by Telebrás System companies before their privatization in 1998. After the privatization of such companies, SMC Providers then could only keep sharing such infrastructure (analogue technology mobile networks) with the STFC Concessionaires in possession of rural subscribers. There is a dispute with STFC Concessionaires on RuralCel supporting network access price.

On October 21, 2011, Anatel Order no. 8648/2011/PVCPR, issued in Proceeding no. 53500.023926/2010: a) fixed TIM compensation payable by Oi with respect to RuralCel users coverage in Region I as R$ 644,062.42 monthly, effective from July 2010; b) fixed Tim compensation payable by Oi with respect to RuralCel users coverage in Region II as R$ 431,470.77 monthly, effective from July 2010; c) determined that to the extent Oi RuraCel users covered by TIM analogue means migrate to digital technologies, prices in previous items be accordingly prorated.

Despite the shut off initially anticipated in 2008, according to Analysis no. 18/2012/GCRZ, of January 23, 2012, Anatel provisionally required (i) TIM to keep all the necessary conditions to provide RuralCell services to subscribers using analogue technology terminals (AMPS) in sections of Regions I and II of PGO, until Resolution no. 562/2011, as amended, becomes effective, or until the amendment or denial of the relevant provisional remedy, and (ii) Telemar Norte Leste S.A. and Brasil Telecom S.A. to assure the payment to TIM on the monthly amount corresponding to operating and maintenance costs incurred with the analogue mobile access network (AMPS) system infrastructure used to explore SMP networks for providing Ruralcel services.

Eventually, on February 2, 2012, Anatel Order no. 1.060/2012-CD required service providers to keep all conditions necessary to ensure the continuous provision of Ruralcel services to subscribers using analogue technology terminals, and that Oi assures to TIM and to Vivo the monthly payment corresponding to the operation/maintenance of SMP network used to provide Ruralcel services.

Recently, on July 5, 2012, Anatel Communication no. 12/2012-PBOAC (i) judged STFC Concessionaires liable for the infrastructure payment local modality, proportionally to the cost of utilization and relevant use compensation, (ii) required the concessionaire to provide STFC Continuous Provision Guarantee Plan covering Rural Areas, anticipating the migration of all AMPS Ruralcel users to updated technology systems, within 15 days, anticipating a period not to exceed 6 months, counted from the 16$^{th}$ day from the publication of the order in Government Official Gazette, or, alternatively, an agreement with the mobile providers concerned, which will prevail over any requirements set out, and (iii) the parties may, at all times, agree on provisions that are contrary to the provisions formalized hereunder, in which case such agreement will prevail, provided, however, that such agreement must not breach Anatel regulations, ensuring the rights of Ruracel service subscribers and users, i.e., another extension to an uncertain date, the reason why TIM proceeds discussing with the Regulatory Body to reach a final decision as to the discontinuity of its analogue technology mobile networks.

### 2.4.5. Quality Regulation

Published by Anatel in October 2011, SMP and SCM Quality Management Regulations establish quality parameters to be complied with by mobile telephony and internet connection service providers. Most goals established become effective late in October 2012 and early in November 2012.

Such quality standards include those related to (mobile/landline) network quality, and establish minimum and average speed guarantee obligations at levels far above those presently offered by service providers, and short-term investments were necessary to meet such obligations.

Because it is necessary to better quantify any financial impacts, Oi Group filed a petition for annulment combined with a petition to reconsider certain indicators, with the purpose to request Anatel to produce technical studies on the economic impacts supporting such regulation.

Anatel submitted said petition to Public Consultation, resulting in a series of contributions contrary to the maintenance of the quality measurement methodology, by the concerned telecommunication service providers, which is presently under Anatel examination.

As regards STFC, Anatel Executive Board approved in December 2012 the Quality Management Regulation for such service providers, which should be published very soon.

The purpose is to make a new Quality Management model available including, in addition to network and attendance technical requirements, consumers' perception as to the service provided, in addition to cellular network broadband provision indicators, and Service Provider's independent indicators (reaction indicators).

In practice, measurements are in progress since May 2012. However, Internet, Contract Real Time Transmission Rate Guarantee, and Contract Average Transmission Rate Guarantee indicator measurements have partially commenced in November 2012, but no indicator was disclosed until presently.

### 2.4.6. Restatement of TIM and Integlig's STFC Authorizations and Merger of Fiber SP and Fiber RJ into TIM upon waiver of the absorbed company's SCM licenses

After Intelig merger into TIM (under Anatel consent Act no. 4.634/2009) TIM Group, in compliance with the applicable regulation, was required to eliminate overlapping authorities (both TIM and Intelig had STFC authorizations in Local, National Long Distance (LDN), and International Long Distance (LDI) modalities).

Therefore, a 18-month term was provided, counted from closing (Act no. 5.470/2010). Such term was renewed for additional 12 months (Act no. 4.559/2011), and expired on June 30, 2012.

In this respect, TIM Group filed petitions on December 30, 2011 formalizing to Anatel the restatement of its STFC Authorization Instrument in Local modality for Intelig, and the restatement of its STFC Authorization Instrument in LDN and LDI modalities for TIM. Therefore, effective from June 30, 2012, TIM is no longer authorized to provide STFC in Local modality, and Intelig is no longer authorized to provide STFC in long distance modalities. Therefore, TIM Group discontinued the commercial use of the CSP 23 and returned the same to Anatel, keeping its STFC LDN and LDI operations, linked to the CSP 41, under TIM STFC LDN and LDI, and Intelig remains with the Local STFC authorization.

Additionally, all affected Subscribers were notified either by country large circulation newspapers, mail, telecommunication service invoices, or SMS in order to clarify all changes imposed due to the necessary elimination of overlapping grants by service providers.

The amendments to the STFC Instrument of Authorization executed between TIM/Intelig and Anatel providing on the foregoing status were published on October 26, 2012.

On August 29, 2012, the companies Fiber SP and Fiber RJ formalized before Anatel their waiver of SCM exploration authorizations. Promptly after, both companies were merged into TIM, which is already authorized to provide such service. In view of such waiver, the Fibers SCM authorizations were terminated by Anatel. Upon Fibers absorption, TIM, as successor in interest, became the provider of the services previously provided by those companies.

### 2.4.7. Ninth Digit Implementation in 11 Register Area

In December 2010, Anatel Resolution no. 553/2010, included the requirement to include an additional digit in the access codes of cellular telephones within Register 11 Area, which comprises the capital of São Paulo state, and metropolitan region municipalities. Anatel decision to add a digit to mobile telephones in area 11 aimed at increasing the availability of numbers in São Paulo metropolitan area to 90 million, from 37 million, as the growth pace in subscriber base would eventually lead to the unavailability of numbers by 2013. The ninth digit prevents number scarcity problems in this AR. The ninth digit was successfully implemented on July 29, 2012. A 9 digit was added at the left of existing numbers, as follows: 9xxxx-xxxx.

This action required the conformity of private equipments and systems used by individuals, including PABX and contacts, in addition to technical conformity by telecommunication service providers. Technical, communication, and regulatory work teams were made up with members from all SMP and STFC service providers, with the purpose of making the ninth digit implementation feasible, in synchrony with all service providers, with standardized communication, to avoid, as far as possible, any doubts or impacts to users.

After July 29, 2012, calls using 8 digits were still completed for 90-day period, for adaptation of the networks, and of users themselves. During these 90 days, operators implemented gradual interceptions and users received messages explaining the new dialing format. After the transition period, calls using 8 digits were no longer completed.

Anatel Executive Board Act no. 6.305/2012 defined the terms for implementing the 9th digit in SMP in other locations in Brazil, as follows:

| Term | State | National Codes |
|---|---|---|
| December 31, 2013 | São Paulo | 12, 13, 14, 15, 16, 17, 18, and 19 |
| January 31, 2014 | Espírito Santo and Rio de Janeiro | 21, 22, 24, 27, and 28 |
| December 31, 2014 | Amapá, Amazonas, Maranhão, Pará, and Roraima | 91, 92, 93, 94, 95, 96, 97, 98, and 99 |
| December 31, 2015 | Alagoas, Bahia, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe | 31, 32, 33, 34, 35, 37, 38, 71, 73, 74, 75, 77, 79, 81, 82, 83, 84, 85, 86, 87, 88, and 89 |
| December 31, 2016 | Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Paraná, Rio Grande do Sul, Rondônia, Santa Catarina, Tocantins | 41, 42, 43, 44, 45, 46, 47, 48, 49, 51, 53, 54, 55, 61, 62, 63, 64, 65, 66, 67, 68, and 69 |

At the second meeting of the Work Team made up by service providers and Anatel, held on November 12, 2012, dates were scheduled for number change activities, and to start the double number coexistence, the so-called "D-Day": August 25, 2013, for National Code regions 12 to 19; and October 27, 2013, for National Code regions 21 to 28.

## 3. Services

TIM strategy is strongly built upon an understanding and segmentation of Company customers' base. Segmentation allows attending, providing services, and offering products according to the different profiles of our consumer and business clients.

### 3.1. Consumer Solutions

For the consumer segment, TIM has continuously developed the Infinity and Liberty platforms (prepaid and postpaid, respectively), adding the Plano Controle evolution within Liberty concept, in order to develop its own prepaid value base upon the migration to the Controle, boosting this Segment profitability. The profitability increase is possible because Controle plan has hybrid carachteristics, combining Liberty and Infinity benefits, giving the liberty and convenience of a postpaid plan and also allowing costumers to control its expenses, like a prepaid user.

Therefore, the company positions itself as the major player in Brazilian market, placed as a "Driving Force", based on relevant innovation. Its portfolio of plans keeps Company's innovative path, both in voice access delivery, with rate per call with unlimited duration or per day unlimited usage in the Prepaid segment (INFINITY TRI offer in Rio Grande do Sul and TIM BETA offer), as well as for unlimited SMS and mobile internet services, rated per day of use. Postpaid plans consolidate the Liberty concept, with unlimited monthly access to voice, internet, SMS, and roaming services, including SMART concept flexibility and transparency, according to which the client pays for VAS services only in the month they are used.

Main Plans marketed:

- INFINITY (Prepaid), costumer is charged per call of unlimited duration to TIM numbers and local fixed telephones; for SMS and mobile internet services, clients are charged for day of use, and services are provided unlimitedly;

- INFINITY TRI (Prepaid in Rio Grande do Sul), costumer from Rio Grande do Sul are charged per day of use for voice (to TIM numbers and local fixed telephones), SMS and mobile internet services;

- TIM BETA (Prepaid), limited segmented plan addressed to young consumers, charged per day for voice (to TIM numbers), SMS and mobile internet services;

- TIM Liberty, paying a fixed monthly rate, costumers talk unlimitedly to any TIM number in Brazil, without limitation as to call, or call duration. Also, they may add further advantages to this plan using the Liberty Rádios plan to talk unlimitedly to any radio user (SME), without deduction from its package of minutes.

- Liberty Controle, for clients that want to talk unlimitedly to TIM numbers in Brazil, keeping bill under total control. Clients pay a fixed rate every month, and talks unlimitedly to TIM numbers, and also receives bonus to use other types of calls/services.

Within the INFINITY platform development context, TIM released the offer TORCEDOR no Brasil, with an innovative approach completely adapted to the needs of soccer-lovers. This offer aggregates the free of charge/qualified delivery of content on relevant soccer teams

sponsored by TIM, aiming at the engagement of the client base. This is an additional step to establish itself as the operator that leverages its clients with relevant deliverables.

Additionally, throughout the year, given the strong progress in Smartphone and webphones penetration into its base, TIM added another relevant recharge channel, the "Recargas TIM" android application, for Infinity Pré and Controle users recharge more conveniently, relying on a new portfolio adapted to this segment needs, with values raging from R$ 13 to R$ 100.

In November, TIM brought another evolution to the Control segment: Liberty Controle Express. An innovative offer combining Liberty Controle benefits to credit card payment convenience, simplifying new customers adhesions and migration from prepaid base into this segment.

### 3.2. Business Solutions

In the corporate segment, TIM continued to work the differential of its plans, exploring the unlimited communication benefits to this segment, and further enhancing this advantage with an ever growing client base.

The plan portfolio followed the same line in 2011, however addressing minute package plans. Consequently, there was a substantial reduction in LIBERTY Empresa Zero and the strong increase of LIBERTY Empresa +50, substantially increasing its presence in 2012. This fact indicates this offer addressing efficiency, and product consolidation as COMBOS that enhanced advantages over minute package plans.

In 2012, TIM improved the offer of COMBOS, with focus on handsets that encourage the use of internet and added value services, as Smartphone, modems, and tablets. The participation of Smartphone in handset sales increased substantially throughout 2012. Combos had strong commercial appeal, either offering handsets or being associating to data offers.

TIM released entry level Combos, as Combo FIT, including LIBERTY Empresa +50 with two handset options under a loan for use contract paying only R$35 (promotional price). Therefore the strategy of enhancing corporate communication is kept offering a complete product, including minute package and handset, at a price that has the potential to reach even more clients.

Also, offers were launched including other products and added services, including tabled combos, encouraging even more the use of internet, while providing handsets that make using experience even more complete. Tablet association also strengthens Company's innovative image and links data services to TIM trademark, thus enhancing the range of products on consumers' mind.

Additionally, the tablet offer intended to meet the demand of clients that already had voice access, but who needed to make more resources available upon mobile internet access. Tablet offers included LIBERTY WEB Empresa Tablet plan to different handsets, from Samsung Galaxy Tab 2 7.0 at R$ 64.90 to the New iPad 16 Gb at R$ 104.90, all including plan prices (promotional prices).

Also in 2012, TIM increased its aggressivity in offers addressed to larger companies, offering, in relevant negotiations, in addition to customized plan prices, handset options under loan for use contracts including all minute package plans.

Additionally to Liberty Empresa plans, TIM continues to offer Empresa Mundi plans, including packages with 100, 400, and 800 minutes allowing our clients to talk at the same rate in local calls, national long distance/international long distance calls, offering to clients the option to choose the plan that best fits its needs.

In March, TIM released the Liberty Torpedo for the corporate segment, which allows clients to send unlimited SMS to any operator at a fixed monthly rate, only payable in the month it is used.

### 3.3. Value Added Services (VAS)

Value Added Services were always present in TIM's agenda of releases to the market in 2012, always attempting to provide its clients with innovative offers.

The Infinity Torcedor, in a partnership with the Mobile Segment, provided our clients with free of charge contents on their favorite team (Flamengo, Vasco, São Paulo, Palmeiras, Corinthians, Grêmio, Internacional, Bahia, and Vitória), including daily news, goal alerts, exclusive wallpapers, and official anthem for download.

In the innovative service line that makes the difference for its costumers, TIM created its Mobile Learning platform including TIM +Inglês and TIM +Espanhol products. These products allow users to learn a second language through SMS and at móbile site classes, anytime, anywhere. Service is rated at just R$ 0.99 weekly and the first 7 days are free of charge!

Also, we re-launched, late in 2012, the TIM App Shop, a portal with Webphone/Smartphone applications where clients may download free apps, and also buy apps to their handsets paying with prepaid credit or monthly invoice charge.

In another super-innovative promotion, TIM run daily R$ 1,000 prize drawns in "Prêmios Grátis Pra Você" promotion, in addition to 2 new cars at the end of the promotion. More than 13 million TIM clients participated in this promotion, including free of charge and charged users, and most dedicated clients also disputed an additional R$ 5,000 prize paying only R$0.99+taxes per participation. The success of this promotion exceeded similar promotions in 2011, amounting to over R$ 48 Million.

In 2012, TIM extended to Business the same possibility to use Liberty Empresa unlimited voice plan in SMS services. The "Liberty Torpedo", launched in March 2012 for the SMB market, consists in offering unlimited SMS at a fixed rate only in the month this service is used.

#### 3.3.1. Financial Services

In 2012, TIM strengthened its activities in the Financial service field developing partnerships and products addressing Mobile Banking, Insurance, Mobile Payment, and Mobile Money with the purpose to generate new revenue to TIM, in addition to support Company's core business.

#### 3.3.1.1. Mobile Robbery and Theft Insurance

At the beginning of the year, TIM commercially launched the sales of mobiles theft and robbery insurance at TIM's own stores. Throughout the year, many sales and communication incentive actions were made to create the insurance sales culture at TIM's own stores. Moreover, in November, TIM launched the Insurance Virtual Store, an online Sales Channel. TIM is the only Operator to place this Sales Channel to offer this type of product. This Insurance was developed in partnership with Assurant and allows the customers to protect their devices from robbery and theft risk, with monthly prices from R$6.49 to R$18.49.

#### 3.3.1.2. Rewarded Protection Insurance

Trying new low value Insurances concepts for classes C and D and with the purpose to search new revenues, the PROTEÇÃO PREMIADA product was launched in July. This is about a specific insurance for pre-paid clients, which offers reimbursement coverage for funeral expenses up to the value of R$ 1thousand, assistance services to crime victims and also raffles R$500/week. The Proteção Premiada insurance costs R$ 1.50/month and is debited from the Clients' credits.

#### 3.3.1.3. TIM Itaucard Card

The TIM Itaucard Card was the first TIM payment product, a co-branded credit card in partnership with Itaú, referred to as TIM Itaucard, which brings TIM an unprecedent relationship program, based in Itaú's benefits platform. In 2012, the great challenge was to gain market, making telemarketing actions and stimulating the contract of the card.

#### 3.3.1.4. Liberty Controle Express

In November of 2012, with the purpose to create a Post-paid plan which could be sold through the GDOs and without the need of credit assesment, a new Controle plan paid exclusively with credit card was launched. The plan was launched with three distinct values of R$18.00 for Rio Grande do Sul, and R$28.00 and R$48.00 for the rest of the country. The plan also can be acquired by self service through URA and TIM's website, in addition to TIM stores.

#### 3.3.1.5. Co-Branded card

Supporting the Mobile Banking pillar, TIM entered a partnership, in December, for the distribution of a Customized Chip of BMG Bank, called BMG TIM Chip. This is about a SIM Card with a BMG Application which has Bank services, such as Balance consultation and Credit Request. The Chip will be offered to BMG clients who have a BMG Credit card, and the expenses in this Card will be reverted in credits in the client's mobile. Initially, the Plans commercialized will be the Liberty Controle Express and the Infinity plans.

#### 3.3.1.6. Mobile Money

For product development with focus in non-banking pre-paid clients, we entered a partnership with the Caixa Econômica Federal and the MasterCard to develop new payments options via mobile, in the "mobile money" format, a virtual version of a pre-paid

bank card associated with a mobile number. The product may be available for the Brazilian market in the second semester of 2013.

### 3.4. Devices

As for devices, TIM continued to sell devices following the 'Chip Only' strategy initiated in 2009. The clients can acquire unblocked devices, in 12 installments without interests in post-paid plans, from our complete and innovative portfolio. Moreover, TIM kept its strategy to cut subsidies and always search the best negotiations with suppliers to bring the best prices to the consumer.

During the first quarter of 2012, TIM initiated its special campaign to promote iPad 2 reaching excellent numbers in the selling of tablets.

In the second quarter, TIM launched with exclusiveness Samsung SII Lite at R$ 999, the cheapest device of the galaxy S family. Also in the second quarter, TIM launched the products from Nokia Lumia family, in order to extend its smartphones massification strategy. The launching action counted on Xbox and devices raffles in the launching night.

In the third quarter, TIM launched, together with the LG, the L smartphones family, which is single SIM and dual SIM Cards smartphones products of high value, showing once more, the innovation of Dual SIM Cards products in its DNA.

In the last quarter of the year, TIM brought the Galaxy Pocket device for R$ 379, the cheapest Galaxy device of the market in accordance with the Android platform popularization strategy. It also carried out the launching of iPhone 5 on December 14 with a very special launching night, with promotion to the consumers, 1 protective cover as a present to the purchasers.

### 3.5. Data Offer

#### 3.5.1. Internet on mobile

##### 3.5.1.1. Liberty Web Smart

Aiming at to stimulate even more the use of the Mobile Internet in the High Value segment, TIM launched the Liberty Web Smart offer in April/2011. With Liberty Web Smart, the Clients from TIM Liberty plans have unlimited Internet access for use in smartphones for only R$ 29.90, paying only the month where the Internet is used.

The Liberty Web Smart is not a data package and it does not need to be contracted. It is only necessary to be Client of the eligible plans to automatically surf at will, without worrying about the consumption in Megabytes and without paying any additional for Internet access. In addition of not being necessary to contract, the client does not need to commit with the monthly payment of the package, that is, if the client does not use the Internet in a certain month, the client will not have any cost related to the service in its account.

##### 3.5.1.2. BBM and Free Internet

Aiming at to leverage the Internet use in Pre-paid clients with Blackberry devices, TIM launched in February/2012 the Unlimited Blackberry service. With this service, Pre-paid

Infinity Clients and Controle Plans with Blackberry devices can use the BBM, social networks applications and surf the Internet at will.

When activating the Unlimited Blackberry, the client will give consent for the daily charge R$ 1.00, to be debited from the recharge balance or from the franchise contracted. The charges are daily.

### 3.5.1.. Infinity Web

Launched in 2010, the Infinity Web service which allows unlimited Internet access via mobile for only R$ 0.50 only on the day where the customer uses the service. If the client does not access the Internet, the client will pay nothing. The service reached the mark of 4.0 million daily unique users, in a growth of 54% YoY.

### 3.5.2. Internet in the computer or tablet

TIM counts on a complete portfolio, with plans options so that the client may choose the one which is more adequate to your use profile and equipment type where he/she will surf:

- For the one who surfs little in your computer, we have the Liberty Web Light, with 500MB franchise, and a monthly fee of only R$ 35.00. The client surfs with a speed of up to 1Mbps, until reaches its franchise. In case he/she consumes this data volume, will continue to surf, but with a reduced speed.

- Liberty Web Tablet: ideal for clients who want an Internet plan to surf in this device. 800MB of monthly franchise for R$ 49.90/month.

In May 2012, TIM adjusted its offers directed for computer use, increasing its franchise and reducing the amount of its monthly fees.

This way, for the customers who constantly access the Internet from your computer, TIM has the ideal plan, which is the Liberty Web Modem, which passed from a franchise of 2GB to 3GB, and its value decreased from R$79.90 to R$61.00/month. For customers who make an intense use of Internet, we have the Liberty Web Modem Plus, which had a franchise upgrade from 4GB to 10GB, and its value decreased from R$ 109.90 to 101.00.

For these three offers, the costumer surfs with the highest speed of the navigation place. If the costumer reaches its contracted data franchise, he/she continues to surf, but with reduced speed (100Kbps, 200Kbps and 200Kbps respectively).

In December 2012, TIM made an offer of a Christmas combo together with Samsung, disclosing the service+device combo for R$99.90 (best offer of the market). Moreover, TIM made a spot offer (effective in the week of the device launching), with a combo, specific for the Iphone 5 launching. The customers who bought the device in some of the stores where the launching occurred, and contracted an Internet plan, would be entitled to 2 months of free monthly fee + free modem.

## 3.6. Long Distance Offer

In long distance, TIM kept its strategy to increase the Market Share of CSP 41 in its customer base and to promote the migration from long distance traffic made through fixed accesses from other operators to TIM, promoting to its high value clients loyalty and retaining actions. This movement consolidated TIM's leadership in the National Long Distance market.

The unification process of the licenses 23 and 41 (CSP 23 devolution) was concluded. The 23 customer base migrated to 41, which absorbed the Plans and the 23 attributes, thus making possible the construction of a single brand of LD Operator for the Mobile and Fixed.

### 3.7. International Roaming Offer

The Liberty Passport offer for voice and data was launched in the scope of International Roaming offer, which takes to the client the innovative concept of unlimited daily fee abroad for post-paid clients (except for Controle).

In line with the current national offers of the Liberty family, with Liberty Passport, the TIM Client speaks or surfs unlimitedly in the five continents, paying a fixed value per day of use of each service (voice or data), without the need of previous contract of the offer, simplifying the adhesion to the International Roaming service, with extremely attractive values.

### 3.8. Fixed telephony

TIM is always searching for innovative offers, and launched, in the third quarter, the plan TIM Fixo Ilimitado. This product allows the user to make calls with unlimited duration to any fixed telephone of Brazil, of any operator. In addition to unlimited calls to TIM local mobile, indicating a convergence between its products. These benefits are granted through a monthly fee of R$ 39.90.

### 3.9. Commercial operations

TIM has a wide sales distribution channel of chips and recharges in all the states of Brazil, consolidating its national presence since 2002. The company accounts to more than 10,000 selling points, including premium stores and resellers (exclusive or multi-brand), besides counting on the capillarity of the big retailers. Besides the traditional selling points, our clients of the pre-paid segment can also count on alternate recharge channels, such as supermarkets and kiosks, totalizing approximately 400,000 selling points all over Brazil.

The year of 2012 was of great challenges and conquests for the Commercial area. The capillarity expansion strategy of the selling points, highlighting the opening of 50 new stores in 2012, a record number for one same year, in addition to the launching of the "School Store" project, which aims to professionally qualify the attendants and employees of the company's stores using training centers throughout the country which simulate the real environment of the establishments together with new and innovative offers such as the Liberty Passport and Liberty Controle Express. The regulatory scene more and more challenging constituted an extra motivation to continue with our innovation, with a bigger focus in the services quality and clients satisfaction.

Even with the sales ban between July and August, and the suspension of Infinity Day offer in November, right after the launching, TIM reached the mark of 38.1 million gross additions, being 34.4 million pre-paid accesses and 3.8 million post-paid accesses (in

2012). These numbers contributed for TIM to become leader in the pre-paid market and to consolidate in the second position in the Market Share ranking in Brazil.

In the pre-paid segment, the main growth engine continued to be the "Infinity Pré" plan, launched in 2009 and which had its value proposal improved by new partnerships for the Infinity supporter and offers such as Infinity SMS and Infinity Web.

The recharge billing grew 12.7% in the year, being that more than 98% of the recharges are already made via Electronic Channel. This excellent performance of the electronic channel is a result of the TIM PDV Project, which is being implemented by TIM since 2007, and which makes possible the expansion of the sales of electronic recharges and the great capillarity of the sales channels.

But in the post-paid segment, a differentiated portfolio of TIM Liberty plans was kept, and value was added through the launching of services such as "Liberty Passport" (Voice and Web), which allows the customer to use the Voice and Data service in International Roaming on the five continents unlimitedly, paying a single value for a 24-hour period, thus becoming, the TIM Liberty platform, more complete and attractive. "TIM Liberty Controle Express" was also launched, which combined the freedom of the post-paid plan with the control of the pre-paid plan, where the client speaks unlimitedly with any TIM of Brazil in local calls and DDD 41, having total control of its expenses, and paying directly in the credit card bill. TIM also kept the combos commercialization modality, offering a plan without loyalty and a device divided in 12 installments with no interests, for a monthly fixed value.

In the corporate segment, the portfolio kept the strategy to offer the clients a simplified experience and unlimited use. The "TIM Liberty Empresa" and "TIM Empresa Mundi" plans to potentiate the voice calls, the "Liberty Web Smart" plan for unlimited data use through mobile and the "Liberty Web Empresa Tablet Company" plan for unlimited use in Tablets. In 2012, the "Liberty Torpedo" plan was launched, making possible to the clients the unlimited SMS use experience. Still with the purpose to stimulate the data use, TIM was the first operator in Brazil to commercialize iPad2 and also launched many offers combining voice and data with the "TIM Liberty Empresa 100 with Smartphone in use for loan" and Tablet offers and voice such as "Samsung Galaxy TAB com o plano TIM Liberty Web + TIM Liberty Empresa +50 com Samsung Galaxy Y".

The strong sales growth in 2012, supported by the offers innovations, showed productivity gains without increasing the acquisition costs, just the opposite, unit SAC (Subscriber Acquisition Cost) decreased in comparison with the year of 2011.

## 4. The brand TIM and advertising campaigns

### 4.1. The brand TIM

TIM was the operator that grew the most in Brazil in the year of 2012. It recently reached the 70 million clients milestone, consolidating itself in the 2nd position in the market. Also, it reached the leadership in the pre-paid segment and, thus, made possible the digital inclusion of many people.

Such figures are a result of a consistent work and of innovative services, which stimulate the category as it was, for example, with the launching of Liberty Controle: plan which combines post-paid and pre-paid elements, characterized by the fact that, even without

credits, the client may continue to speak (using the services) unlimitedly to any TIM in Brazil; and the launching of Infinity Web Modem, which allows the pre-paid user to have mobile Internet in its computer for only R$ 1.99 per day of use.

Another important action taken by TIM this year was to reaffirm its quality commitment, launching the website Portas Abertas, where its clients can follow up the service improvements and the constant evolution of its infrastructure, in addition to the expansion of the network itself.

### 4.2. Advertising campaigns

TIM invests in innovation and quality services with the final and greater purpose to improve its clients' lives through technology, that is, to help them to speak more, do more and go further. These benefits were portrayed in the campaign "Depoimentos", which told stories of people who went further using TIM services.

Later, it was chosen to materialize the transformation power of TIM using a physical resource and, at the same time, full of metaphors: the "Trem Azul" (blue train). Its main function is to help people to arrive at the destination of their dreams.

At the same time, a consistent consolidation work of the Liberty and Infinity plans was made, strengthening the concept of smartchoice, with excellent benefits to the consumers. Also new plans and services of these platforms were launched as, for example, Liberty Controle, Infinity Web Modem, Liberty Passport and Infinity Torcedor.

Furthermore, the Fixed Broad Band Live TIM service was launched, which offers to its users a single surfing experience.

In total, there were 17 mass campaigns with high impact, using medias such as television, radio, Internet and press media.

The work with the BlueMan Group (BMG) also deserves distinction for having matured and consolidated a successful partnership which promises new developments and accomplishments in 2013. The greatest highlight was a reality show in Tv show "Caldeirão do Huck" in search for a Brazilian BlueMan, proving that TIM helps to develop people's potential and, thus, to make their dreams come true.

### 4.3. Human Resources

Working for TIM is more than just a simple job. It is to be part of an innovative and bold company, which stimulates the creativity and incentives people to break the everyday barriers and to overcome their limits. All this focusing on the client, to take unlimited communication, access to technology and full mobility to all TIM community.

The company manages its human resources lining up people's expectations, business needs and the market conditions. In a motivating and challenging work environment, TIM offers space and opportunities for its team to expand their horizons, evolve and potentiate the company's achievements.

TIM invests in the continuous promotion of the professional development of its team, promoting the commitment of the collaborators with the goals and strategic purposes of the company.

### 4.3.1. People

TIM group ended the year of 2012 with 11,650 collaborators in Brazil. These people, with its stories and knowledge, represent the intellectual capital of the company and act as fundamental elements to the development of the business.

With skills and attitudes indispensable to the growth of the company, the team is young and works with innovation and accomplishing energy. The average age is of 31 years old: 29% of the collaborators are up to 25 years old; 48% are between 25 and 35 years old; 17% are between 35 and 45 years old, and 6% are above 45 years of age.

48% of the people have or are attending a superior education course and 6% of the internal public has a post graduation degree. The numbers and conquers show that the collaborators compose a diverse and highly qualified team able to surpass the challenges of the company.

TIM's workforce is complemented by 9 outsourced employees, 289 interns and 316 apprentices.

### 4.3.2. Development and Formation

At TIM, the collaborators have access to innovative tools and well structured paths to evolve in the company and construct a successful career. In tune with the organizational values of the company, they trace the professional trajectory from its own professional experiences and from the knowledge acquired with the company's investment.

Therefore, TIM invests in onsite and online courses. In 2012, 13,036 participants were registered in the Training and Qualification Program, totalizing 679,675 hours, an average of 52 hours per employee. The courses are mainly focused in the pillars of technical, behavioral and management skills required for the challenges of each position.

In order to guide its collaborators' careers, TIM plans and guides the evolution and follows up the individual performance to guide the activities with more assertiveness. In addition to stimulate and make available real growth opportunities, the company recognizes the devotion and the performance of its professionals, using as reference the Performance Management.

Throughout the year of 2012, 1,807 collaborators were contemplated with merit actions and internal opportunities, reaching 39.7% of the eligible population, with an average wage increase of 20.5%.

The attraction and development of high potential professionals are priorities to TIM. Through the "Talentos Sem Fronteiras" Trainee Program, TIM searches to identify and attract the best young professionals in the market, preparing them to put in practice new ideas and to take on strategic positions in the company in short time. In 2012, 16 new talents were selected to enter the program, with a total of 68 participants in December.

With the purpose to attract the best students in the market and form our future professionals, the "Sem Fronteiras" Internship Program brings young people with energy and determination, initiative, team sense, and, mainly, interest for challenges, to TIM. In 2012, over 30,000 college students of the entire country registered in the program, an increase of around 35% in the number of interested parties.

### 4.3.3. Integration and Life Quality

Amongst the actions directed towards health, well-being and life quality, TIM Olympics deserves to be highlighted. Internal competition of national comprehensiveness with sports modalities strengthens full mobility and values such as overcoming, excellence and team spirit. In 2012, the event involved more than 2,700 collaborators in 270 teams in the regional and final stages.

The values that conduct the actions of the company were also highlighted in the event "TIM Abre as Portas", where the company receives the employees' children in its facilities. The event, which reinforces the sense of belonging and approaches the families to TIM's reality, provided environmental awareness and cultural activities for the 4,000 participating children.

These were not the only actions with focus in the people who build the company. In 2012, the new Intranet was launched to guarantee more information and integration to the collaborators. The new digital friendly, interactive and collaborative work environment had an average of 853,763 visits per month during the year, counting on blogs, communities, wikis, personal area and other resources of social interaction. The collaborator gained more space to change ideas, learn, know more about the company and interact with its coworkers.

Internally, the corporate identity campaign reunited all collaborators around one same purpose and influenced them, highlighting the importance of the work of each collaborator for the company's achievements. The motto "Paixão Azul – Sua paixão constrói nossa marca" (Blue Passion - Your passion builds our brand), permeates all communication of the company with TIM team throughout the year.

### 4.3.4. Work Relations

TIM is in constant dialogue with the unions, to conciliate the interests of the company and the telecommunications representative entities. The collaborators are free to join unions of their category (SINTTEL) and 100% of them are represented by the workers' union, according to the Brazilian legal system. The company negotiates 88 collective employment agreements per year, with 27 unions.

### 4.4. Customer service

In 2012 one of the strategic priorities of TIM continued to be the clients' satisfaction. The Quality Executive Board started to report to the President with the purpose of developing and coordinating activities to constantly improve the services and narrow the clients' relationship. The Quality action plans are prepared from the inputs generated by the satisfaction surveys, by the information brought by the clients in the contacts made with the many relationship channels and other important indicators that reflected its perception.

TIM ended 2012 registering good results, evolution stated in the indicators known to the main public. The company assumed in 2012 the position of less demanded operator of the Telecommunications sector in the general ranking of PROCONs integrated to SINDEC (National Information System of Consumer Defense), improving its perform ance in relation to 2011, when it occupied the second position. In relation to IDA (Service Performance Index), TIM kept the second place, and in October, the last official result

disclosed by Anatel reached 89.35 points, being 5.8 points from the leader operator and with more than 16.2 points from the last position. In June 2012, TIM registered 98.0 points in IDA, which was its best ic score in the indicator.

In July 2012, TIM presented to Anatel a SMP Service Improvement Action Plan. According to an internal follow up carried out by TIM, all goals committed with Anatel for the month of December 2012 were accomplished in the national consolidated perspective. The Network expansion plan was implemented as anticipated with an increase of 30% in the volume of TRXs installed in December 2012 compared with the same period of 2011 and 48% in the number of sites connected in optical fiber, considering the same period.

Also in 2012, in an unknown and pioneering initiative, the "Portas Abertas" Website, which allows everyone to follow up the evolution of the service provided by TIM, was launched. The website reaffirms the commitment with the services' quality and with transparency, strengthening the TIM's innovative DNA. In this Website it is possible to know the relevant information of the operator, coverage map and news on the telecommunications market and later tutorial videos on the services specificities. The Website also brings the improvement action plan presented to Anatel so that everyone can know the commitment assumed with the regulating agency to improve the network quality.

In 2013, we will continue directing efforts to continuously improve our clients' satisfaction.

## 5. Corporate events

### 5.1. Corporate reorganization of TIM Fiber RJ S.A. and TIM Fiber SP Ltda.

According to the commercial strategy of activities expansion and strengthening of the TIM Participações' infrastructure, on July 8, 2011, the full subsidiary of the Company, TIM Celular S.A. ("TCEL") entered with the Companhia Brasiliana de Energia ("Brasiliana"), and AES Elpa S.A. ("AES Elpa") as intervening party, a purchase agreement of all the shares of the Eletropaulo Telecomunicações Ltda. ("AES Telecom EP") and the shares issued by AES Communications Rio de Janeiro S.A. ("AESCom Rio"), then controlled, respectively, by Brasiliana and AES Elpa.

AES Telecom EP and AES Com Rio were suppliers of infrastructure and high performance communication solutions, and served the main cities of the metropolitan areas metropolitans of the States of Rio de Janeiro and São Paulo, enclosing a potential market of approximately 8.5 million homes and more than 550,000 companies, in 21 cities, through an optical-fiber network of 5,500 kilometers.

On October 31, 2011, in view of the fulfillment with the previous conditions provided in the Purchase Agreement referred above, the acquisition by the TCEL of all shares of the AES Telecom EP, for the total amount of R$ 1,074 million, and the acquisition of 98.26% of the shares issued by the AES Com Rio, for the total amount of R$ 448 million were concluded.

Continuing with the acquisition conclusion, the corporate name of AES Telecom EP was amended to TIM Fiber SP Ltda. ("TIM Fiber SP") and the AES Com Rio to TIM Fiber RJ S.A. ("TIM Fiber RJ"), respectively.

The closing of this transaction consolidates the business strategy to expand the activities and to strength the Company's infrastructure. TIM Fiber RJ and TIM Fiber SP will be the

infrastructure and communication solutions suppliers which meet the high performance of the main cities of the metropolitan regions of the States of Rio de Janeiro and São Paulo.

In accordance with the organization of the companies controlled by the Company, on August 29, 2012, TIM Fiber RJ and TIM Fiber SP were incorporated by the TCEL. The purpose of this operation was to simplify the organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by the Company.

### 5.2. Long Term Incentive Plan

On July 21, 2011, the shareholders of TIM Participações were called to attend the Extraordinary General Meeting, held on August 5, 2011 to deliberate on the Long Term Incentive Plan ("Plan") of the Company.

The purpose of the Plan is the grant of purchase options or subscription of shares issued by TIM Participações to the officers and collaborators of the Company and its subsidiaries, aiming at to stimulate the expansion, achievement and success of the corporate purposes of the Company, as well as line up the interests of shareholders, and the officers and collaborators of the Company.

As approved by the General Meeting of the Company, the Board of Directors shall be responsible for the Plan management, observing the Company's Articles of Incorporation. The Board of Directors can be assisted by the Compensation Committee, composed by three of the members of the Board of Directors, by the Human resources, Legal and Financial Boards, as well as by external consultants.

The Board of Directors is authorized: (i) to decide on all and any measures related to the administration, interpretation, detailing and application of the Plan rules; (ii) to modify the terms and conditions of the purchase options or subscript the shares granted to the Plan beneficiaries, with the purpose to adapt them to any requirements which may be necessary by virtue of any applicable legal or regular alteration to the Plan; (iii) to analyze the exceptional cases arising from, or related to this Plan; and (iv) to select the Plan beneficiaries, under the rules established by the proper Plan.

The grant of the purchase options or shares subscription is annual and will be carried out for 3 years, being that the exercise of the purchase option or shares subscription will be carried out gradually, up to 33% in the first year, 66% in the second year and 100% in the third year, counted from each one of the three grants. The validity term of the options is of 6 years.

In the meeting held on July 30, 2012, the Board of Directors of the Company took knowledge of the results assessed regarding the first grant, related to the year of 2011.

On September 5, 2012, the Board of Directors approved the second grant, related to the year of 2012, and determined, under rules of the Plan: (i) the amount of options and shares object of the related options; (ii) the minimum relative performance goal and the relative performance goal; (iii) the list of similar companies and the indexes representing the values portfolio which will compose the comparative index of relative performance; (iv) the absolute performance minimum goal; (v) the share base price; and (vi) the beneficiaries.

## 6. Network

### 6.1. National coverage

The network structure of mobile telephony of TIM is based on GSM technology. TIM has a national reach of 95% of the urban population, being biggest GSM coverage of Brazil, present in 3,4 thousand cities. TIM also counts on an extensive data coverage in the entire country, being 100% GPRS, which 80% with EDGE, in addition of having a Third Generation (3G) sophisticated network available for approximately 72% of the urban population of Brazil.

TIM carried out throughout the year significant investments, being R$ 3.1 billion only in network in the year of 2012, for the coverage and capacity expansion, thus following up with the voice and data traffic growth.

**GSM/EDGE Coverage**


RR
AP
AM
PA
MA
CE
RN
PB
PE
PI
AC
RO
TO
AL
SE
MT
BA
GO
DF
MG
ES
MS
SP
RJ
PR
SC
RS

**3G Coverage**


RR
AP
AM
PA
MA
CE
PI
AC
RO
TO
BA
MT
GO
MS
PR
SC
RS
Hotspots

The Company kept the internal network quality monitoring program initiated in 2009, based on sample measurements carried out in the pathways of the main metropolitan areas of the country. The program follows up the performance of TIM's network and also the other mobile operators, and it is used to carry out fine adjustments and provide quality improvement in the network.

It is important to emphasize that the changes in the SMP quality regulation, initiated in March 2012, modified the information collection form, and increased its granularity, demanding bigger efforts for its attendance. This way, TIM, submitted to Anatel's approval a National Plan of SMP Provision Improvements Action, providing a significant increase in the investments for the improvement of the quality during the three-year period 2012-2014, totalizing more than R$ 9.5 billion. In this adequacy context to the new regulation, TIM already obtained a significant improvement in the compliance with the new goals of 14.83 p.p., being over 53.14%, in May 2012 of the goals reached, for 68% in December of the same year.

### 6.2. International coverage (Roaming)

Abroad, TIM continues to expand the international availability of roaming services: they are already more than 450 networks available in more than 200 destinations in the six continents (including Antarctica) for the use of Voice and 150 destinations with data coverage (GPRS/EDGE). Moreover, the company is also leader in the coverage for pre-paid client making available the service in 46 destinations. From 2009, TIM also made 3G available abroad, in 2012 the coverage was extended for more 90 destinations. With the intention to provide more comfort to the service user, the clients travelling abroad have coverage on board Maritime Cruises and Aircrafts, including in some national flights (partnership with TIM, OnAir and TAM).

## 7. Operational and Financial performance

### 7.1. Operational performance

### Brazilian Market overview

**Brazilian mobile market reached 261.8 million lines** by the end of Q4, representing a yearly growth of 8.1% (vs. 19.4% in 4Q11) and a penetration rate of 132.8%, from 123.9% in 4Q11. The mobile market growth has been supported by: i) stimulus of both local and long distance on-net calls (which creates multiple SIM-Card sales effect in the prepaid segment), ii) machine-to-machine business, and iii) growing demand for data services, especially in smart/web-phones.


Brazilian Mobile Market
(Million of lines)
104.7
108.3
111.6
116.5
123.9
128.0
130.4
131.6
132.8
YoY%
202.9
210.5
217.3
227.4
242.2
250.8
256.1
258.9
261.8
8.1%
15.6%
6.4%
35.8
37.5
39.4
41.7
44.1
45.6
46.9
48.7
51.0
167.1
173.0
177.9
185.6
198.2
205.2
209.2
210.2
210.8
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
Prepaid
Postpaid
% Penetration

*Source: Anatel*

**Market monthly net additions continue to slowed the pace in 4Q12,** even with the seasonality effect, to a total of 2.9 million, a decrease of 80% versus 14.9 million registered in the same period last year, chiefly by companies clean-up process.

- **Pre-paid market reached 210.8 million lines** (+6.4% YoY), and accounting for 80.5% of total Brazilian market.

- **Post-paid market reached 51.0 million lines** (+15.6% increase versus December 2011). **Important to highlight that human post-paid (excluding M2M)** came at 44.2 million lines (87% of total), while machine-to-machine stood at 6.7 million.

  For the full year of 2012, market net additions totaled 19.5 million, a deceleration of -50.3% versus 2011's record (39.3 million).



Market Total Base
Prepaid
80%
Broadband
Postpaid
3%
M2M Postpaid
3%
Voice Postpaid
14%

*Source: Anatel*

### TIM's performance

The total subscribers basis closed the fourth quarter with 70.3 million lines, 9.8% growth in comparison to the 4Q11, above the total market growth of 8.1% and representing a participation market of 26.9% (versus 26.5% the year before).

Regarding the 2012 numbers, TIM registered gross additions of 38.3 million lines (versus. 39.8 million in 2011), which resulted in a volume of 6.3 million of total net additions (being 0.9 million only in the 4Q and participation of incremental market of 32.1%). These numbers were affected by the prohibition of sales and the rigid disconnection policy.



Market Share Total
29,7%
25,4%
25,1%
19,4%
29,1%
26,9%
24,9%
18,8%
Vivo
TIM
Claro
OI
4T10
1T11
2T11
3T11
4T11
1T12
2T12
3T12
4T12

*Fonte: Anatel*

The disconnections reached 9.0 million lines in the quarter, with a rotation rate of 13.0%, an increase of 11.7% in relation to the 4Q11. The disconnection rate in the 4Q12 was

affected by our austere disconnection policy for the pre-paid segment, which is applied to users without recharge within 180 days and with no traffic within 90 days.

The post-paid client basis reached 10.7 million users, a growth of 15.5% per year (versus. +24.4% in the 4Q11). In this quarter, TIM added 482,000 postpaid clients (vs. 655,000 in the 4Q11).

- Human voice accesses reached 8.7 million users (+25% per year)
- The machine-to-machine business reached 1.2 million users (- 24% per year)
- Mobile broad band reached 827,000 users (+8.6% per year)

Concerning the pre-paid segment, the users totalized 59.6 million, growth of 8.8% per year and mostly leveraged by the Infinity Pré plan, which reached 58 million users or 98% of the basis in this segment. TIM continues to lead the pre-paid segment in Brazil, due transparent and unique concepts. Moreover, the company sequentially added offers and innovative resources to the Infinity family (that is: "Infinity Torpedo", "Infinity Web Modem", "Infinity More" and "Infinity Torcedor"), remaining, then, the market most valuable choice.


TIM Total Basis
Prepaid
+9% YoY
1%
2%
12%
Postpaid
broadband
Post M2M
-24% YoY
Post Voice
+25 YoY

*Source: TIM*

## 7.2. Financial Performance

### Selected Financial Data - Revenues

| DESCRIPTION | 4Q12 | 4Q11 | % YoY | 3Q12 | % QoQ | 2012 | 2011 | % YoY |
|---|---|---|---|---|---|---|---|---|
| R$ thousands | | | | | | | | |
| **Gross Revenues** | 7,341,697 | 6,784,887 | 8.2% | 7,023,138 | 4.5% | 27,755,813 | 24,757,565 | 12.1% |
| **Telecommunications Services** | 6,365,666 | 6,120,644 | 4.0% | 6,122,330 | 4.0% | 24,350,086 | 22,217,049 | 9.6% |
| **Mobile** | 6,063,872 | 5,722,337 | 6.0% | 5,783,084 | 4.9% | 22,879,828 | 20,691,604 | 10.6% |
| Usage and Monthly fee | 2,874,541 | 2,813,444 | 2.2% | 2,802,124 | 2.6% | 11,086,671 | 10,264,715 | 8.0% |
| Value added services - VAS | 1,242,801 | 958,043 | 29.7% | 1,131,834 | 9.8% | 4,404,832 | 3,166,437 | 39.1% |
| Long distance | 840,503 | 841,413 | -0.1% | 808,378 | 4.0% | 3,217,921 | 3,181,215 | 1.2% |
| Interconnection | 1,056,255 | 1,034,265 | 2.1% | 996,439 | 6.0% | 3,969,138 | 3,849,408 | 3.1% |
| Others | 49,773 | 75,172 | -33.8% | 44,309 | 12.3% | 201,264 | 229,829 | -12.4% |
| **Fixed** | 301,794 | 398,307 | -24.2% | 339,246 | -11.2% | 1,470,259 | 1,525,445 | -3.6% |
| **Products** | 976,031 | 664,243 | 46.9% | 900,808 | 8.4% | 3,405,726 | 2,540,517 | 34.1% |
| **Discounts and deductions** | (2,315,784) | (2,074,321) | 11.6% | (2,300,713) | 0.7% | (8,991,865) | (7,671,589) | 17.2% |
| Taxes and discounts on services | (2,045,508) | (1,861,219) | 9.9% | (2,022,081) | 1.2% | (7,930,128) | (6,863,821) | 15.5% |
| Taxes and discounts on handset sales | (270,276) | (213,102) | 26.8% | (278,632) | -3.0% | (1,061,738) | (807,768) | 31.4% |
| **Net Revenues** | 5,025,913 | 4,710,566 | 6.7% | 4,722,425 | 6.4% | 18,763,947 | 17,085,976 | 9.8% |
| **Services** | 4,320,158 | 4,259,425 | 1.4% | 4,100,249 | 5.4% | 16,419,958 | 15,353,228 | 6.9% |
| **Products** | 705,755 | 451,141 | 56.4% | 622,176 | 13.4% | 2,343,989 | 1,732,748 | 35.3% |

### Operating Revenues

**Total gross revenues** in the quarter reached R$7,342 million (+8.2% YoY), backed by service gross revenues growth of 4.0% YoY and product gross revenues growth of 46.9% YoY but negatively affected by the fixed business revenues performance.

For the full year gross revenues amounted R$27,756 million, a 12.1% increase when compared to 2011. Gross service revenues reached R$24,350 million or a 9.6% growth vs. 2011 (+10.6% YoY for mobile services and -3.6% YoY for fixed services). As for gross product revenues, total amount reached R$3,406 million or a 34.1% increase vs. 2011, mainly due to web/smart phone penetration followed by a solid data revenue growth.

The main gross revenues breakdown and highlights in 4Q12 are presented as follows:

**Outgoing traffic volume had an outstanding yearly growth of +33.6% in this quarter.** Gross revenue breakdown is as follows:

• **Mobile usage and monthly fee gross revenues** reached R$2,875 million this quarter, a yearly growth of 2.2% backed by subscriber growth of 9.8% and increasing outgoing traffic. This deceleration reflects a weak Brazilian macro environment, increased competition, and a hard comparison with the outstanding 4Q11 performance.

• **Mobile long distance gross revenues** reached R$841 million in the quarter, stable YoY and impacted by the commoditization of LD service, especially on the prepaid side.

**Interconnection gross revenues** increased by 2.1% YoY to R$1,056 million. Infinity Torpedo offer (SMS) contributed to offset MTR cut impact (started on March), providing customers with unlimited SMS to any mobile operator and resulting in an increase of incoming SMS and revenues.

**VAS gross revenues reached R$1,243 million**, a steady and strong growth of 29.7% YoY. This performance is a result of strong adherence to Infinity and Liberty Web data plans, and also the positive contribution of Infinity Torpedo. In this quarter, **VAS gross**

**revenues reached 20.5% of mobile services gross revenues** against 16.7% in 4Q11. **Daily unique users of Infinity Web have reached 4.0 million** at the end of the quarter.

**Handset gross revenues** totaled R$976 million, a 46.9% increase versus 4Q11. This increase was mainly driven by handsets mix enhancement, with **65% of total sales being web/smartphones (vs. ~70% a year ago).** The average price grew by 54.4% due to high profile usage phones selling. It is worth highlighting that **web/smartphone penetration has reached 43.1%** of total base (vs. 26.6% in 4Q11).

**Fixed business gross revenues**, including Intelig, TIM Fixo and Live TIM, totaled R$302 million in 4Q12, 24.2% lower when compared to the same period of last year. This result is due to the beginning of Intelig's restructuring, which is remodeling its business, and the migration of the long distance revenues from Intelig to TIM Celular.

**Total net revenues reached R$5,026 million in the quarter,** an increase of 7% YoY. **Considering FY12 result, total net revenues amounted R$18,764 million or a 10% YoY growth and** in line with our yearly guidance. Although a very tough year, the company managed to deliver on promises, showing that business fundamentals remain solid.

**ARPU (average revenue per user)** reached R$20 in 4Q12, an increase of 5.1% QoQ and dropping 9.5% YoY (vs. -11.0% in 3Q12), impacted by the MTR cut and long distance calls commoditization.

**MOU (minutes of use)** reached 150 minutes in 4Q12, 14.5% higher when compared to 4Q11 and a new record for the Company, mainly due to a strong outgoing traffic increase of 33.6% YoY, following Infinity and Liberty platform.

- **Outgoing MOU** reached at 139 minutes in 4Q12, reaching the highest level ever and increasing 17.2% versus 4Q11. This performance is explained by a solid increase of 25% of the Post-paid voice customer base.

- **Incoming MOU** reached 11 minutes in 4Q12, a sharp drop of 11.6% when compared to the same period of last year. Total incoming traffic increased by 0.7% YoY.

## Operating Costs and Expenses

| DESCRIPTION | 4Q12 | 4Q11 | % YoY | 3Q12 | % QoQ | 2012 | % YoY |
|---|---|---|---|---|---|---|---|
| **R$ thousands** | | | | | | | |
| **Operating Expenses** | **(3,600,872)** | **(3,393,208)** | **6.1%** | **(3,520,489)** | **2.3%** | **(13,753,914)** | **10.7%** |
| Personnel expenses | (196,456) | (164,652) | 19.3% | (170,138) | 15.5% | (729,032) | 15.2% |
| Selling & marketing expenses | (963,407) | (1,079,699) | -10.8% | (939,266) | 2.6% | (3,842,934) | -2.3% |
| Network & interconnection | (1,391,703) | (1,280,617) | 8.7% | (1,352,113) | 2.9% | (5,352,395) | 13.3% |
| General & administrative | (140,421) | (133,745) | 5.0% | (152,854) | -8.1% | (551,393) | 9.7% |
| Cost Of Goods Sold | (749,657) | (544,674) | 37.6% | (690,398) | 8.6% | (2,604,978) | 26.3% |
| Bad Debt | (52,274) | (62,451) | -16.3% | (80,009) | -34.7% | (250,972) | 8.4% |
| Other operational revenues (expenses) | (106,955) | (127,370) | -16.0% | (135,713) | -21.2% | (422,211) | 23.4% |

**In 4Q12, total operating costs and expenses** increased by 6.1% on a year-over-year comparison to R$3,601 million, **mainly explained by strong sales of handsets and network/interconnection costs**.

Costs and expenses breakdowns in 4Q12 are presented as follows:

**Personnel expenses** reached R$196 million in 4Q12, a growth of 19.3% when compared to the same period of last year, in consequence of an increase of own-stores (+62% vs. 4Q11) and business expansion, leading total employees to reach 11,650 people (+1,088 employees than 2011)

**Selling & Marketing expenses** amounted to R$963 million, 10.8% lower when compared to the same period of last year. This performance is mainly due to efficiency on commissioning costs and a lower FISTEL payment, due to a more strictly disconnection policy.

**Network and Interconnection cost** reached R$1,392 million in the 4Q12, an increase of 8.7% when compared to the same period of last year, mainly due to an increase in total outgoing voice traffic by 33.6% YoY. Even though we had a cost saving from the MTR reduction in this quarter, the increase in SMS sent (as a result of our Infinity Torpedo offer) has offset this impact. As for the leased line, cost has started to stabilize in a YoY basis following the expansion of our own network in the main Brazilian cities.

**General and Administrative expenses (G&A)** amounted to R$140.4 million in the 4Q12, an increase of 5.0% when compared to same period of last year, mainly due to third parties services.

**Cost of Devices Sold** reached R$749.7 million in the quarter, an increase of 37.6% versus the same period of last year, and following the handset revenue growth aforesaid. TIM keeps following the strategy to increase penetration of web enable phones as a way to empower data usage without subsidizing.

**Bad Debt expenses** as % of gross revenues came at 0.71% (vs. 0.92% in 4Q11) reaching R$52 million (versus R$62 million in 4Q11). This performance is explained by an action plan directed for defaulting customers during 4Q12, especially corporate clients and of course, the transparency of TIM's plans. As a result, bad debt as % of gross revenues reached the lowest level ever.

**Other operational expenses** reached R$107.0 million in 4Q12, or -16.0% vs. same period of last year, mainly due to the retroactive adjustments made in the basis for calculating FUST/FUNTTEL in 4Q11.

**Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses)** reduced to R$27.0 in 4Q12, a consistence drop of 4.6% YoY. The performance reflects continued efficiency in the acquisition of prepaid and Post-paid customers, contributing to a better P&L performance in a tougher competitive landscape.

**EBITDA**

**EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$1,425 million** in 4Q12, representing an expansion of 8.2% over 4Q11, reaccelerating from 7.5% YoY in 3Q12.

**EBITDA margin** in 4Q12 stood at 28.4%, an increase of 40 bps when compared to 4Q11. This result showed TIM's commitment with the guidance released in early 2012 and a

strong efficiency in terms of SAC and bad debt expenses. **EBITDA margin on services** (excluding handset revenues and costs) came at 34.0% (vs. 33.1% in 4Q11).


EBITDA Analysis
33.1%
32.0%*
34.0%
28.0%
26.3%*
28.4%
1,317
1,244
1,425
4Q11
3Q12*
4Q12
Organic EBITDA
EBITDA Margin
EBITDA Margin of Services**
*3Q12 Organic EBITDA excluded R$42.1 million from one-off expenses.
**Without handset business
*Source: Company*

**As for 2012,** reported EBITDA totaled R$5,010 million or a 7.6% YoY increase. When excluding R$42.1 million from one-off events in 3Q12, **adjusted EBITDA reached R$5,052 million or a growth of 8.5% when compared to 2011 result**, close to our yearly guidance of 10%, despite a tougher than expected scenario for 2012.

The chart below shows the impact of one-off events on 2012 EBITDA.


EBITDA - Full Year Analysis
+8.5%
5,052
42
+7.6%
4,658
5,010
2011
2012
Reported EBITDA
One-off Events in 3Q12
*Source: Company*

**Reported EBITDA margin in 2012** stood at 26.7% vs. 27.3% in 2011. **Adjusted EBITDA margin reached 26.9%,** 34 bps lower than 2011. Adjusted **EBITDA margin of services**, excluding handset business, came at 32.4% (stable vs. 32.5% in 2011).

**It is of note the positive trends we have seen during the prior quarters in network costs**, a consequence of our FTTS project and AES Atimus acquisition in 2011.

We expect the benefit of EILD contracts renegotiation to occur during 2013, contributing positively to EBITDA margin.

**Depreciation and amortization** accounted for R$688 million in 4Q12, an increase of 6.3% YoY. On a separate basis, depreciation came at 3.1% YoY while amortization increased 10.3% YoY. **As for 2012, depreciation and amortization** totaled R$2,689 million, a 3.6% increase on a yearly basis.

## EBIT

**EBIT (earnings before interest and taxes)** totaled R$737.2 million in 4Q12, an increase of 10.0% on a yearly comparison, and representing an expansion of R$66.8 million following an increase in Amortization of 10.3%. EBIT Margin reached 14.7%. **EBIT in 2012 amounted to R$2,321 million**, an increase of 12.6% YoY.

## Net Financial Result

**Net financial result,** on 4Q12, totaled –R$33.3 million, a decrease of 67.0% if compared to the –R$100.8 million in the same period of last year. As for 2012, net financial result totaled –R$168.0 million (-29.7% YoY).

In 4Q12, financial expenses were reduced in 36.7% reaching R$103.7 million. As for the full year, financial expenses dropped 4.6% to R$428.1 million, with both figures being impacted by a decrease in monetary adjustment. On the other hand, financial revenues dropped 33.6%, reaching R$71.4 million, and for the full year it dropped 2.1% to R$304.0 million, with both being explained by a decrease in interest over investments due to a drop in the CDI rate.

Net FX variation came at negative R$1.0 million (vs. –R$44.5 million in 4Q11). The total variation in 2012 came at negative R$43.9 million (vs. –R$100.6 million in 2011). These values include the accrued and future interest effect over the hedging operations, being the mere foreign exchange component fully hedged.

## Income and Social Contribution Taxes

**Income and Social Contribution taxes** came at R$241.3 million in 4Q12, an increase of 40.5% vs. R$171.7 million in 4Q11, mainly due to the growth of taxable income in TIM Celular and other impacts when calculating the regional incentives to reduce the income tax - SUDENE / SUDAM. The total amount in Income and Social Contribution taxes in 2012 was R$704.6 million (+29.1% YoY). **Annual effective tax rate closed at 32.7% (vs. 29.9% in 2011).**

## Net Profit

**Consolidated Net Profit** reached R$462.6 million in 4Q12, +16.3% versus R$397.8 million in 4Q11.

For the full year of 2012, net profit reached R$1,449 (+13.4% YoY). Including the R$42.1 mln one-off events plus R$9.1 mln of monetary adjustments, the **adjusted net profit in 2012** totaled R$1,500 million (+17.4% YoY).


Profit Analysis
(R$ Million)
Net Profit YoY
+16.3%
398
463
4Q11
4Q12
Reported Net Profit
Net Profit YTD
1,500
51
+17%
+13%
1,278
1,449
2011
2012
Reported Net Profit YTD
One-Off Events
*Source: Company*

## CAPEX

**Investments** totaled R$1,394 million in 4Q12, an increase of 21.2% vs. same period of last year. Ex-license 4G, organic investments amounted R$1,017 in the quarter, a decrease of 11.6% YoY.

As for 2012, investments reached R$3.765 million (or +24.4% YoY), while organic capex amounted R$3,386 billion, up 11.9% YoY. **Important to highlight that 93% of total organic Capex was allocated in infrastructure.**


Organic Capex*
(R$ Million)
17.7%
18.0%
3,027
3,386
+12%
88%
93%
12%
7%
2011
2012
Commercial
Infrastructure
% of net revenues
*Excluding 4G licenses
*Source: Company*

## Net financial position and free cash flow

**Gross Debt amounted to R$ 4,279 million**, an increase of 15.5% if compared to the R$3,706 million in 4Q11 due to a new debt of R$ 1 bln acquired from BNDES in December of 2012. Company's debt is concentrated in long-term contracts (79% of the total) composed by financing from BNDES (Brazilian Economic and Social Development Bank),

EIB (European Investment Bank), Banco do Brasil and BNP Paribas, as well as borrowings from other local and international financial institutions.

Approximately 35% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. **Average cost of debt totaled 7.69% in the 4Q12 compared to 10.39% in the 4Q11.** Concerning full year of 2012 average cost of debt totaled 8.47% versus 10.63% in 2011.

**Cash and Cash equivalents reached R$ 4.431 million**, leading net debt position to -R$ 151 million or 35.7% higher than the 4Q11. **Net debt/EBITDA trailing 12 months results yields a ratio of -0.03x.**

**Operating Free Cash Flow,** in 4Q12, was positive in R$1,849 million, an increase of 67.9% when compared to 4Q11. The result is mainly explained by a higher positive delta working capital impacted by postpone payments of 4G licenses (90% in 2013). As for 2012, operating free cash flow achieved R$1,824 million (+12.4% YoY).

## 8. Socio-Environmental Responsibility

TIM is the operator that grows the most in Brazil. Currently, it has more than 70 million customers and 26.9% of market share, consolidating as the second position on the market, and in the leadership of the prepaid segment. The performance is the result of the company's innovative services, which caused the brand to be, for example, pointed out as the preferred mobile telephony company among the middle class, according to a survey carried out by the Data Popular institute.

Focused on the social evolution agent role, we continue to invest in products and services that aim at the promotion of full mobility and communication without barriers. This positioning reinforces our mission of approaching the customers in order to offer innovating connectivity possibilities, with focus on their diversified expectations and needs.

An example of an available service is the electronic recharge, which replaces the use of physical cards, optimizing the use of materials like plastic and paper, besides reducing the need of transporting these materials. This service already accounts for 100% of the credits recharge for more than 59 million prepaid cell phones in TIM customers' base.

Solutions like that result in the displacement need reduction and, consequently, in the fall of the greenhouse effect gases emissions (GGE), responsible for the global warming. Therefore, we reinforce our belief that our sector is part of the solution to face the economic growth dilemmas, without losing sight of the environmental commitment.

With the purpose of being aware of the gases emissions that have an impact on the environment, and of providing them with transparency, since 2008, TIM develops the GGE Inventory, in conformity with the GHG Protocol methodology. In 2011, the Inventory was verified for the first time by an independent party, PricewaterhouseCoopers, aggregating reliability to the final results presented. This initiative will serve as basis for the definition of our Corporate Climatic Changes Policy, which is being elaborated.

The way we see it, such initiatives also integrate a management focused on the sustainable development. From 2010, these themes started to be included in the Corporate Governance and Internal Control Committee meetings. The acknowledgement of this work was achieved through the inclusion, for the fifth consecutive year, in the Corporate Sustainability Index

(ISE) portfolio, and, for the third consecutive year, in the Efficient Carbon Index (ICO2) portfolio, both from BM&F Bovespa.

The Company is aware of the potential negative impacts of its business segment, such as the residues resulting from the frequent mobile phones exchanges and from the Radio Base Station (RBSs) electromagnetic emissions. TIM's strategy generates positive subproducts in this sense, since the sharing of networks and sites, allied to the equipment technology modernization, optimizes the use of energy and the soil occupation, reducing the environmental impact of the access systems.

Moreover, TIM develops the programs 'Recarregue o Planeta' ('Rechard the planet') and 'Papa-pilhas' ('Battery Recicle') (last one in partnership with Santander Bank). The purpose is to collects batteries, discarded cell phones, sim cards and recharge cards, among other accessories. In 2012, TIM has collected 46 tons of electronic waste, treating and destining these residues together with companies credentialed by Brazilian environmental authorities.

TIM seeks increasingly more improvements in relation to its environmental management. In April of 2012, the company concluded the expansion of the environmental certification ISO 14001 to the states of Rio de Janeiro, Espírito Santo and São Paulo, concerning TIM Celular's Network Operation and Management activities. This expansion considered the company's administrative and industrial buildings, as well as its Radio Base Stations (RBSs).

The company provides its collaborators with opportunities to contribute to a better world too. Besides the Sustainability course (available to all collaborators since 2011), we created, in 2012, the ISO 14001 course, especially focused on the employees involved in the certification scope. The training has been done through the e-learning tool 'Conexão TIM', and had as purpose to expand the environmental management system concepts.

Our Social and Environmental Responsibility policies, which guide our actions and initiatives, are the reflex of this management focused on sustainability. These policies are based on the UN's Global Compact, a volunteer agreement of which TIM is signatory since 2008. Through this agreement, companies from all around the world commit to respect the ten principles relating to human rights, work conditions, environment and corruption fighting.

Committed to Brazil and the society, TIM established a partnership with the NGO 'Pastoral da Criança' aimed at using cell phones to transmit information about the quality of the public health services in the country. This partnership is in line with the World Health Organization, which has defined as priority for the period comprised between 2012 and 2017 the e-health actions, that is, the use of wireless and mobile technology to meet the public health policies. Until now, 180 volunteers who collaborate with the NGO have been trained to act in the project. The training process will proceed in 2013, reaching up to 2,500 volunteers that will be able to share their knowledge with others. The "Pastoral da Criança" has approximately 120,000 volunteers throughout Brazil.

The company has also implanted a new digital inclusion project. The main purposes of the project 'TIM Plural Conectados', still under tests, is to further social mobility through the cell phone, to create job- and income-generating opportunities for people from less-favored communities of the city of Rio de Janeiro. Through small workshops and two web tools ('Seu Trabalho' and 'Seu Bolso'), the participants receive guidelines about the labor world, personal finance and the safe use of the Internet, among other themes.

We will keep track with the market, without losing the long-term sight, which is implicit in everybody's effort toward a more sustainable development.

## 9. Corporate Governance

### 9.1. The Single Telephony Company in the "Novo Mercado"

On June 22, 2011, the Company's Extraordinary General Meeting approved the migration to the special listing segment of BM&FBOVESPA S.A – Stock, Commodities and Futures Exchange ("BM&FBOVESPA") – called ""Novo Mercado"", which comprises the companies committed to the best corporate governance practices.

Aiming to meet the "Novo Mercado" standards, the By-Law of TIM Participações was totally altered. Therefor, it started to foresee the following standard, among others: (i) the Company may only issue common shares, which has resulted in the conversion of the total number of issued preferred shares of TIM Participações into common shares, in the proportion of 0.8406 new common shares to each preferred share; (ii) 100% tag along guarantee, in case of alienation of the control power; and (iii) minimum of 20% of the Board members must be independent.

The migration to the "Novo Mercado" resulted in benefits to all shareholders. The rules required by the "Novo Mercado" Regulation, aligned with the best corporate governance practices of markets like the United States and Europe, have increased the attraction potential of new investors and the liquidity of TIM Participações' issued shares. Moreover, all issued shares of the Company became part of the American Depositary Receipts program.

As of August 03, 2011, TIM Participações became the only Brazilian company of the telecommunications sector to be listed in BM&FBOVESPA's "Novo Mercado" special segment, having only common shares negotiated, using the 'TIMP3' code. From August 08, 2011, the Company started to have American Depositary Receipts representing issued common shares of the Company in the New York Stock Exchange.

The accession to the "Novo Mercado" potentializes a greater liquidity, and the appreciation of the Company shares; allows a broader access to the international markets; promotes the strengthening of the institutional image and the increase in the reliance on the Company, reaffirming, thus, the long-term commitment of Telecom Italia group with its operations in Brazil.

Additionally, TIM Participações is the sole company of the sector to belong to the select group of companies that compose the Differentiated Corporate Governance Index (IGC) portfolio, as well as the portfolio of the Special Tag Along Stock Index (ITAG), of BM&FBOVESPA, and of the Efficient Carbon Index (ICO2), composed of companies that have committed to adopt transparent practices in relation to their greenhouse effect gases emissions. We have also been part of BM&FBOVESPA's Corporate Sustainability Index (ISE) portfolio for five consecutive years. This index is composed of companies that present a high commitment to the sustainability and to the social responsibility.

### 9.2. Corporate Governance in TIM

TIM Participações is a publicly held company administrated by a Board of Directors and by an Executive Board. It is also supervised by an Audit Committee.

The duties and responsibilities of the abovementioned areas' members are determined in the Brazilian legislation, in the Company's Articles of Incorporation, in the "Novo Mercado" Listing Regulation, and in the Internal Regulations of the Board of Directors and of the Audit Committee.

In the condition of active member responsible for the community in which it acts, the Company, as well as its directors, must base their actions on legality and ethics, following three fundamental principles: transparency, honesty and loyalty.

When conducting its businesses, which are also based on good faith, the Company seeks to: (i) act with business transparency, (ii) promote loyalty in the competition; (iii) have competitiveness excellence in the market; (iv) meet the well being and growth of the community where it operates; (v) valorize its human resources; and (vi) to further the sustainable development.

### 9.3. Disclosure Policy

TIM Participações adopted, in 2002, NYSE's Policy of Disclosure/Negotiation of Corporate Governance Differences, to which the Company directors adhered through the signature of the adhesion term. As part of this policy, a code of conduct, to be followed by all employees with access to privileged information, has been established. Furthermore, restrictions to the negotiations with Company papers in certain periods have been imposed.

### 9.4. Board of Directors

The Board of Directors is a collective decision-making body responsible for the Company's top management, being composed of, at least, five, maximum, nineteen members, with a two-year mandate, being allowed their re-election.

At present, the Company's Board of Directors is formed by seven members, being three of them independent, including the Chairman.

All decisions made by the Board of Directors are entered upon the minutes, which are published and consigned in the Board of Directors' minutes of meeting book, filed in the Company's headquarter.

The Board ordinarily meets once a quarter, and extraordinarily, before call of meeting by the Chairman, or by any two Directors, or by the Company's CEO. The Chairman may invite any member of the Executive Board and other executives of the Company to attend the meetings, as well as third parties that may contribute with opinions or recommendations related to the matters to be discusses. Those invited to take part in the Board meetings will not have the right to vote.

The Board of Directors has also two advisory committees: the Remuneration Committee and the Corporate Governance and Internal Control Committee. They have a recommendatory function, and are exclusively composed of members of the Board.

### 9.5. Executive Board

The Executive Board is the representation and execution body of the Company's management. It is composed of, at least, two and, maximum, nine directors, elected by the Board of Directors to fulfill a mandate of two years, being their re-election admitted. They may also be removed by the same Board at any time. Currently, the Company's Executive Board is composed of nine members.

### 9.6. Audit Committee

The Audit Committee is the body that supervises the Company's administration acts, besides providing the shareholders with information. This Committee must operate permanently. In the Company, the Audit Committee is competent to oversee the audit work carried out in the Company, and to analyze the effectiveness of the internal controls systems. It is also in charge of the Information Channel, system that allows anyone, either an employee of the Company or not, to report facts that may demand an investigation by the Company. Installed and operating since 2004, the Audit Committee is composed of, at least, three and, maximum, five members, all of them independent professionals acknowledged by the market. They do not have any other connection with the Company.

### 9.7. Shareholding Structure


Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
(1,611,969,946) ON: 67%
ON: 33% (805,662,701)
(1,611,969,946) Total: 67%
Total: 33% (805,662,701)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig

The owners' capital closed 2012 in a total amount of R$ 9,886,886,593.46, represented by 2,417,632,647 common shares. TIM Brasil Serviços e Participações S.A. holds the shareholding control of TIM Participações, having 67% of the shares.

### 9.8. Dividends Policy

According to TIM Participações' Articles of Incorporation, the Company must distribute an amount equivalent to 25% over the net profit adjusted as compulsory dividend every fiscal year ending on December 31, provided that there are values available to be distributed.

The maintenance of a legal reserve is mandatory. This reserve must allocate 5% of the net profits of each fiscal year, until its value is equivalent to 20% of the capital.

The annual distribution of dividends is deliberated by the General Ordinary Meeting.

### 9.9. Sarbanes-Oxley Act

Section 404 of Sarbanes-Oxley Act (SOX) foresees the verification by the Company of the effectiveness of the internal controls system that supports the Financial Statements, with the purpose of providing this information with greater reliability and transparency.

In 2012, TIM received the certification for the fulfillment of the provisions required by Section 404 of Sarbanes-Oxley Act, relating to the year of 2011. Tim receives this certification since 2006, when this obligatoriness was created for the companies listed in the American Depositary Receipts (ADRs) of the New York Stock Exchange, a demonstration of the Company's commitment to the highest corporate governance levels.

## 10. Stock Market

TIM Participações SA's common shares are negotiated in the São Paulo Stock Exchange (Bovespa) under the code TIMP3. The Company has also an American Depositary Receipts (ADRs) program in the USA market, where the shares are negotiated under the code TSU in the New York Stock Exchange (NYSE).

The Index of São Paulo Stock Exchange (Ibovespa) closed 2012 quoted at 60,952.08 points, accumulating an evolution of 7.4% when compared to the same period of the previous year. Throughout the year, Bovespa presented an average daily volume negotiated of R$ 5.2 billion, virtually stable or approximately 10% greater than in 2011.


140,0
120,0
100,0
80,0
60,0
40,0
20,0
-
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Jan-13
TIMP3
Ibovespa
TSU

The Dow Jones Industrial Average (DJIA), main index of the NYSE, accumulated a gain of 7.3% in the year, closing 2012 quoted at 13,104.14 points.

In 2012, TIM's negotiated shares totalized a financial volume of R$ 16,401.80 million, considering TIMP3, representing a daily average of R$ 44.8 million. In the New York Exchange, TIM's ADRs got to a total volume of US$ 12,333.26 million in the year, a daily average of US$ 33.6 million. The Company closed the year with its common shares quoted at R$ 8.20 in Bovespa, accumulating a devaluation of 11.3%, while ADRs in the NYSE

reached the quotation of US$ 19.82, a gain of 23.2% in the accumulated volume of the year.

### 11. Further Information

As foreseen in the second article of CVM Instruction number 381/03, we inform that, for the fiscal year ended on December 31, 2011, the company Price Waterhouse Coopers S.A., or any party related to it, did not provide any services other than audit to TIM Participações.

## Final Considerations

TIM Participações S.A., with the permanent purpose of maintaining a continuous, balanced and sustainable growth, thanks its customers for the loyalty. We also reiterate our commitment to the incessant search for mechanisms to reward the customers' preference, by means of a differentiated and quality service. We would like to extend our thanks to the business partners, suppliers and financial institutions, due to their support and reliance. A special thanks to our collaborators (without whom we would not have reached our goals) and to the shareholders, for the support and reliance on the management.

Board of Directors

(In thousands of *Reais*, unless otherwise indicated)

## 1. Operations

TIM Participações S.A. ("TIM Participações" or "Company") is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Itália Group and holds 66.68% of the total capital of TIM Participações as of December 31, 2012 and 2011. The Company's main purpose is to control companies providing telecommunications services. The services provided by TIM Participações' subsidiaries are regulated by the *Agência Nacional de Telecomunicações* ("Anatel").

The Company's shares are traded on BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADR) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (*Comissão de Valores Mobiliários* or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with the regulator requirements, TIM Participações adopts the practice of simultaneously releasing its financial information in *Reais* in both markets, in Portuguese and English.

Through Act No. 4634, of August 11, 2009, Anatel approved the acquisition of Intelig Telecomunicações Ltda. ("Intelig") by TIM Participações. This act also granted eighteen month period for the elimination of geographic overlap of STFC licenses held by TIM Celular S.A. ("TIM Celular") and Intelig. The eighteen month-period started with the transfer of control of Intelig in accordance with Brazilian law, that is, December 30, 2009. The original period was extended by twelve months, with the publication by Anatel of Act no. 4559, dated June 29, 2011.

On December 30, 2011, TIM Participações S.A. officially notified Anatel that the STFC licenses held by Intelig for Domestic Long Distance and International Long Distance voice services would be discontinued. Thus, the long-distance "code 23" ceased to exist as of June 30, 2012. Additionally, Anatel was notified that TIM Celular's STFC license for local services would be discontinued at June 30, 2012. Upon the elimination of license overlap in this period, Anatel demanded to the subsidiaries TIM Celular and Intelig for execution of new Instruments of Authorization adjusted to the new scenario for provision of STFC services. The Instruments were executed at the end of October 2012.

<u>Suspension by Anatel of chip sales</u>

On July 18, 2012, Anatel issued a Provisional Measure, through Order No. 4.783/2012, determining the suspension of the sale of chips and activation of new users in TIM Celular. This act is valid for TIM Celular in 18 Brazilian States, plus the Federal District, as from July 23, 2012.

On July 24, 2012, TIM Celular submitted its National SMP Improvement Plan to Anatel, which was the subject matter of several meetings with the Agency, resulting in the amendments presented on July 25 and August 1, 2012. On August 2, 2012, Order No. 5.156/2012 was issued to permit the sale and activation of new chips.

On November 16, 2012, Anatel issued a Provisional Remedy, according to Order No. 6.902/2012, determining the suspension of the sale of the Infinity Day Offering (released in 18 National Codes – CNs) until the end of the second cycle of assessment of the National SMP Improvement Plan, which should occur in February 2013. Since such measure adopted

(In thousands of *Reais*, unless otherwise indicated)

by Anatel was motivated by fear of a possible loss of quality of SMP, the Company adopted all the applicable administrative and judicial measures to demonstrate the exhausting analyses undertaken and that prove its ability to meet the Quality commitments assumed with the Agency, without, however, being successful in revoking the Provisional Measure.

On December 11 and 12, 2012, Anatel disclosed the partial result of the first assessment of the National SMP Improvement Plan at the House of Representatives and at the Federal Senate, respectively. The Company has not yet had access to the full results and assessment reports prepared.

Direct subsidiaries

(a) TIM Celular S.A.

The Company holds 100% of TIM Celular. Until June 30, 2012, this subsidiary has been providing the following services, in all Brazilian states:

- Personal Mobile Service ("SMP");
- Landline Telephone Services ("STFC") – Local, Domestic Long Distance and International Long Distance voice services; and
- Multimedia Communication Service ("SCM").

As previously mentioned, since the third quarter of 2012, the subsidiary started rendering STFC services only for domestic and international long distance. The SMP and SCM services remained unchanged.

- **Acquisition and merger of TIM Fiber SP and TIM Fiber RJ**

TIM Celular acquired, in the fourth quarter of 2011, a 100% interest in Eletropaulo Telecom Ltda. (currently TIM Fiber SP Ltda. - "TIM Fiber SP") and a 98.3% interest in AES Communications Rio de Janeiro SA (currently TIM Fiber RJ S.A. - "TIM Fiber RJ"), SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. These acquisitions had as objectives the Company's expansion of operations in high-speed data communications, enabling the subsidiaries to offer new products to its customers, reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

After the acquisition of AES Communications Rio de Janeiro S.A., TIM Celular extended to the minority shareholders of AES Communications Rio de Janeiro S.A.an offer to purchase their shares at the same price offered to the former controlling entity. At the end of the offer, on February 27, 2012, TIM Celular had acquired an additional 1.4% interest in the entity.

On July 18, 2012, an Extraordinary Shareholders' Meeting, TIM Fiber RJ's shareholders approved a reverse split of its shares converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular holds 100% of the shares of TIM Fiber RJ. The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ just before the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders' meeting that approved the reverse split.

(In thousands of *Reais*, unless otherwise indicated)

On August 29, 2012, TIM Fiber RJ and TIM Fiber SP submitted their SCM license waiver to Anatel. On the same day, (i) the Shareholders' Meeting of TIM Fiber SP and (ii) the Annual Shareholders' Meetings of TIM Fiber RJ and TIM Celular, approving the merger of the former two entities into the structure of the latter. As a result of this transaction, all the operations including the client basis from TIM Fiber RJ and TIM Fiber SP migrated to TIM Celular.

The amalgamated assets and liabilities from TIM Fiber RJ e TIM Fiber SP are as follows:

**TIM Fiber RJ**

| **Assets** | | **Liabilities** | |
|---|---|---|---|
| Current | 23,377 | Current | 57,805 |
| Non current | 169,223 | Non Current | 17,451 |
| | | Shareholders´equity | 117,344 |
| **Total Assets** | **192,600** | **Total Liabilities and Shareholders´ Equity** | **192,600** |

Tim Fiber RJ had R$ 5,810 in the amalgamation date.

**TIM Fiber SP**

| **Assets** | | **Liabilities** | |
|---|---|---|---|
| Current | 31,321 | Current | 80,087 |
| Non current | 240,160 | Non current | 59,365 |
| | | Shareholders´ Equity | 132,029 |
| **Total Assets** | **271,481** | **Total Liabilities and Shareholders´ Equity** | **271,481** |

Tim Fiber SP had R$ 9,491 in the amalgamation date.

(b) Intelig Telecomunicações Ltda.

The Company holds 100% of Intelig's shares. Until June 30, 2012, this subsidiary had provided the following services, in all Brazilian states:

- STFC Local, Domestic Long Distance and International Long Distance voice services; and
- SCM.

As previously mentioned, since the third quarter of 2012, this subsidiary provides STFC services only for local coverage. The SCM services remained unchanged.

(In thousands of *Reais*, unless otherwise indicated)

## 2. Licenses

Licenses to use radio frequencies for SMP services are for a fixed period. They have the following expiration dates, with the possibility of a one-time renewal for a further 15 years. Renewals must then be confirmed every two years, with an obligation to pay to the Granting Authority in an amount equal to 2% of the net revenues recorded in the first year of each two-year confirmation period. The payment considers only the net revenues directly related to the regions covered by each renewed license. As of December 31, 2012, the Company had accounts payable related to the licenses renewal in the amount of R$41,276. The SMP licenses in force on December 31, 2012, are shown in the table below:

| | Expiration date | | | | | |
|---|---|---|---|---|---|---|
| Concession areas | 450 MHz | 800MHz, 900 MHz and 1,800 MHz | Additional frequencies 1800 MHz | 1900 e 2100 MHz (3G) | 2500 MHz (Band V1 – 4G) | 2500 MHz (Band P** – 4G) |
| Amapá, Roraima, Pará, Amazonas e Maranhão | - | March, 2016 | April, 2023 | April, 2023 | October, 2027 | AM – September, 2014 PA – February, 2024*** |
| Rio de Janeiro e Espírito Santo | Outubro, 2027 | March, 2016 | - | April, 2023 | October, 2027 | RJ – February, 2024*** |
| Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná | PR - Outubro, 2027 | March, 2016 | - | April, 2023 | October, 2027 | DF – February, 2024*** |
| São Paulo | - | March, 2016 | - | April, 2023 | October, 2027 | - |
| Paraná (except municipalities of Londrina and Tamarana) | Outubro, 2027 | September, 2022* | April, 2023 | April, 2023 | October, 2027* | February, 2024*** |
| Santa Catarina | Outubro, 2027 | September, 2023* | April, 2023 | April, 2023 | October, 2027* | - |
| Municipality and region of Pelotas in Rio Grande do Sul | - | April, 2024* | - | April, 2023 | October, 2027* | - |
| Pernambuco | - | May, 2024* | - | April, 2023 | October, 2027* | - |
| Ceará | - | November, 2023* | - | April, 2023 | October, 2027* | - |
| Paraíba | - | December, 2023* | - | April, 2023 | October, 2027* | - |
| Rio Grande do Norte | - | December, 2023* | - | April, 2023 | October, 2027* | - |
| Alagoas | - | December, 2023* | - | April, 2023 | October, 2027* | - |
| Piauí | - | March, 2024* | - | April, 2023 | October, 2027* | - |
| Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others) | - | April, 2013 | April, 2023 | April, 2023 | October, 2027 | February, 2015 |
| Bahia e Sergipe | - | August, 2027* | - | April, 2023 | October, 2027 | - |

(In thousands of *Reais*, unless otherwise indicated)

* Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.
** Does not include the whole state but only certain areas of it.
*** There is no renewal period since the frequency was acquired for the leftover period.

In December 2011, TIM Celular participated in the Public Bid No. 001/2011/PVCP/SPV – Anatel and acquired nine lots in the 1,800 MHz radio frequency band. These acquisitions supplement its transmission capacity in the states of Rio Grande do Sul, Espírito Santo and São Paulo (country side), as well as in states comprising the Center-West region. As the winning bidder, the subsidiary will undertake to pay a total of R$80,000 for the remaining period of the grants in these states. The final awarding of these lots took place in the last quarter of 2012 and the agreements are expected to be executed during 2013.

Additionally, in June 2012, TIM Celular and Intelig participated in the Auction for the acquisition of radio frequencies for the "4th Generation of SMP" and the 450MHZ frequency of the STFC service (Public Bid No. 004/2012/PVCP/SPV – Anatel). The subsidiaries were the winners of 6 lots (1 national lot and 5 regional lots) in the amount of R$364,784. These lots enable the use of the 2.5 GHz radio frequency throughout the national territory for 15 years, with the possibility of renewal for an additional 15 years. On October 16, 2012, TIM Celular signed the aforesaid Instrument of Authorization. The Company paid the equivalent of 10% of the amount attributed to the Instrument of Authorization at the 4G auction, disbursing R$36,478. The remaining 90% should be settled no later than June 5, 2013.

Also on October 16, 2012, Intelig was authorized to use the 450MHz radio frequency, so as to meet the rural telephone commitments arising from Bid Notice No. 004/2012/PVCP/SPV – Anatel.

The terms of the STFC and SCM licenses held by TIM Participações' subsidiaries are undetermined.

## 3. Basis for preparation and submission of financial statements

The significant accounting policies applied to the preparation of these financial statements are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

### a. General preparation and disclosure criteria

The financial statements were prepared based on the historical cost and financial assets available for sale and financial liabilities (including derivatives) measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies. Those areas requiring a greater level of judgment and having greater complexity, as well as the areas in which assumptions and estimates are material for the financial statements, are shown in Note 5.

The consolidated financial statements were prepared and disclosed in accordance with accounting practices adopted in Brazil (CPC's) and the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB. Without divergencies in the application of CPCs/IFRS, the Company adopts accouting practices from the Brazilian Corporate Law and Specific Rules issued by the Brazilian Securities and Exchange Comission – CVM and Brazilian Telecomunications Agency - Anatel.

The individual financial statements of the parent company were prepared in accordance with accounting practices adopted in Brazil (CPC´s) and are disclosed in conjunction with the consolidated financial statements.

In the individual financial statements, the investments in subsidiaries are accounted for based on the equity method. The same adjustments are made in the individual and consolidated financial statements to reach the same net income and shareholders' equity attributable to the parent company's shareholders. The Brazilian accouting practices applicable to the individual financial statements differs from the IFRS applicable to the separate financial statements only in the measurement of the investments in subsidiaries, using the equity method. For IFRS, these investments are accounted based on cost or fair value.

Assets and liabilities are reported according to their degree of liquidity and enforceability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income and social contribution tax balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of IAS 1 (CPC 32).

b. Comparability of Financial Statements

b.1 Licenses of use of radiofrequencies

The Company and its subsidiaries aim to continuously improve their corporate governance level, the presentation of financial statements and, especially, the alignment with accounting practices required by the Brazilian Securities Commission (CVM) and with international practices specifically applicable to their field of activity. In this sense, the Company and its subsidiaries performed an analysis of the best accounting practices applicable to their field of activity, which resulted in changes, the effects of which are stated below.

As provided for in Note 2, after the expiration date of the licenses which set forth the right to use the radio frequency for providing SMP service, ANATEL grants a right to renewal for an additional 15 years. In this case, at every two years, the Granting Authority should receive the amount of 2% of the previous year's net revenues from each region supported.

The Company previously adopted the procedure of recording the amount of this renewal as "Cost of Services Provided" in the income statement proportionally to the corresponding period. In the second quarter of 2012, the Company decided to modify the accounting treatment, capitalizing the full amount of the renewal of the license and amortizing it over the estimated life. Such accounting treatment was retroactively adopted for previous years, and the appropriate adjustments and/or reclassifications were made as follows:

(i) Represents the capitalization of the renewal of licenses, net of amortization;

(ii) Reclassification of the existing liability balance as of December 31, 2011, which was previously recorded as "Indirect taxes, fees and contributions", to "Licenses payable";

(iii) Represents the recording of liabilities for the renewal of licenses payable;

(In thousands of *Reais*, unless otherwise indicated)

(iv) Reclassification of license renewal expenses from "Costs of Services Provided" to "Other Operating Expenses" in the "amortization of concessions" subgroup.

(v) Represents the capitalization of licenses insurance, net of amortization, which was previously recorded as "Prepaid expenses";

(vi) Reclassification of unlicensed insurance expenses from "Costs of services provided" to "Other operating expenses" in the "Amortization of concessions" subgroup.

b.2 Business combination – purchase price allocation (PPA)

The purchase price allocation ("PPA") process, as set forth in Note 47, arising from the acquisition of TIM Fiber RJ and TIM Fiber SP, according to Note 1, was concluded on October 31, 2012, and retroactively recorded in the Company's financial statements, as required under IFRS 3.

Due to the complexity of the assessment, the Company has concentrated its efforts on the identification of the principal factors that led to the acquisition of control in said entities, which were the possibility of expansion in the corporate segment and the launch of residential broadband services, which, in essence, represent the capacity of the Company to obtain gains from the assets purchased that exceed the amounts currently recorded by the Companies, and, in consequence, are not allocated to a specific asset or liability, representing goodwill.

The adjustments, with respect to the "PPA", are detailed below:

| | Parent Company December 31, 2011 | | |
|---|---|---|---|
| | **Original** | **(*)** | **Restated** |
| **Assets** | | | |
| Current assets | | | |
| Cash and cash equivalents | 27,025 | - | 27,025 |
| Financial assets valued at fair value through profit or loss | 43 | - | 43 |
| Accounts receivable | - | - | - |
| Inventories | - | - | - |
| Dividends receivable | 324,063 | - | 324,063 |
| Indirect taxes and contributions recoverable | 2 | - | 2 |
| Direct taxes and contributions recoverable | 592 | - | 592 |
| Prepaid expenses | - | - | - |
| Derivative transactions | - | - | - |
| Other assets | 4,661 | - | 4,661 |
| | 356,386 | - | 356,386 |
| Non-current liabilities | | | |
| Financial assets valued at fair value through profit or loss | 246 | - | 246 |
| Accounts receivable | - | - | - |
| Indirect taxes and entributions recoverable | - | - | - |
| Direct taxes and contributions recoverable | 2,837 | - | 2,837 |
| Income and social contribution taxes – deferred | - | - | - |
| Court deposits | 26,023 | - | 26,023 |
| Prepaid expenses | - | - | - |
| Derivative transactions | - | - | - |
| Other assets | - | - | - |
| Investments | 12,781,051 | (3,383) | 12,777,668 |
| Property, plant and equipment | - | - | - |

(In thousands of *Reais*, unless otherwise indicated)

| | | | |
|---|---|---|---|
| Intangible assets | 157,556 | - | 157,556 |
| | 12,967,713 | (3,383) | 12,964,330 |
| Total assets | 13,324,099 | (3,383) | 13,320,716 |

(*) Effect of the business combination process ("*purchase price allocation - PPA*"), mentioned in note 47.

| | **Parent Company December 31, 2011** | | |
|---|---|---|---|
| | **Original** | **(*)** | **Restated** |
| **Liabilities** | | | |
| Current Liabilities | | | |
| Suppliers | 2,965 | - | 2,965 |
| Loans and financing | - | - | - |
| Derivative transactions | - | - | - |
| Labor obligations | 80 | - | 80 |
| Indirect taxes, fees and contributions | 32 | - | 32 |
| Direct taxes, fees and contributions | 45 | - | 45 |
| Dividends payable | 326,348 | - | 326,348 |
| Other liabilities | 4,279 | - | 4,279 |
| | 333,749 | - | 333,749 |
| Non-current liabilities | | | |
| Loans and financing | - | - | - |
| Derivative transactions | - | - | - |
| Indirect taxes, fees and contributions | - | - | - |
| Direct taxes, fees and contributions | - | - | - |
| Income and social contribution taxes – deferred | - | - | - |
| Provision for contingencies | 3,832 | - | 3,832 |
| Pension plan and other post-employment benefits | - | - | - |
| Provision for future demobilization of assets | - | - | - |
| Other liabilities | 29,781 | - | 29,781 |
| | 33,613 | - | 33,613 |
| Shareholders' equity | | | |
| Capital stock | 9,839,770 | - | 9,839,770 |
| Capital reserves | 384,489 | - | 384,489 |
| Profit reserves | 2,735,847 | (3,383) | 2,732,464 |
| Treasury shares | (3,369) | - | (3,369) |
| | 12,956,737 | (3,383) | 12,953,354 |
| Total liabilities and shareholders' equity | 13,324,099 | (3,383) | 13,320,716 |

(*) Effect of the business combination process ("*purchase price allocation - PPA*"), mentioned in note 47

(In thousands of *Reais*, unless otherwise indicated)

| | **Parent Company December 31, 2011** | | |
|---|---|---|---|
| | **Original** | **(*)** | **Restated** |
| Net operating revenues | - | - | - |
| Cost of services provided and goods sold | - | - | - |
| Gross Profit | - | - | - |
| Operating revenues (expenses): | | | |
| Selling expenses | - | - | - |
| General and administrative | (2,560) | - | (2,560) |
| Equity pick up | 1,287,219 | (3,383) | 1,283,836 |
| Other operating revenues (expenses), net | (1,132) | - | (1,132) |
| | 1,283,527 | (3,383) | 1,280,144 |
| Operating income | 1,283,527 | (3,383) | 1,280,144 |
| Financial revenues (expenses): | | | |
| Financial revenues | 3,599 | - | 3,599 |
| Financial expenses | (3,206) | - | (3,206) |
| Foreign exchange variations, net | (3) | - | (3) |
| | 390 | - | 390 |
| Income before income tax and social contribution | 1,283,917 | (3,383) | 1,280,534 |
| Income and social contribution taxes | (2,689) | - | (2,689) |
| Net income for the period | 1,281,228 | (3,383) | 1,277,845 |

(*) Effect of the business combination process ("*purchase price allocation - PPA*"), mentioned in note 47.

(In thousands of *Reais*, unless otherwise indicated)

| | Consolidated December 31, 2011 | | | | |
|---|---|---|---|---|---|
| **Assets** | Original | (i) | (v) | (*) | Restated |
| Current Assets | | | | | |
| Cash and cash equivalents | 3,262,855 | - | - | - | 3,262,855 |
| Financial assets at fair value through profit or loss | 1,872 | - | - | - | 1,872 |
| Accounts receivable | 3,285,782 | - | - | - | 3,285,782 |
| Inventories | 273,171 | - | - | - | 273,171 |
| Recoverable indirect taxes and contributions | 608,025 | - | - | - | 608,025 |
| Recoverable direct taxes and contributions | 616,235 | - | - | - | 616,235 |
| Prepaid expenses | 114,502 | - | (1,310) | - | 113,192 |
| Derivative financial instruments | 55,889 | - | - | - | 55,889 |
| Other assets | 68,795 | - | - | - | 68,795 |
| | 8,287,126 | - | (1,310) | - | 8,285,816 |
| Non-current Assets | | | | | |
| Financial assets at fair value through profit or loss | 25,873 | - | - | - | 25,873 |
| Accounts receivable | 59,712 | - | - | - | 59,712 |
| Recoverable indirect taxes and contributions | 376,479 | - | - | - | 376,479 |
| Recoverable direct taxes and contributions | 22,739 | - | - | - | 22,739 |
| Deferred income tax and social contribution | 1,488,235 | - | - | 1,383 | 1,489,618 |
| Judicial deposits | 607,627 | - | - | - | 607,627 |
| Prepaid expenses | 92,874 | - | - | - | 92,874 |
| Derivative financial instruments | 65,315 | - | - | - | 65,315 |
| Other assets | 13,884 | - | - | - | 13,884 |
| Property, plant and equipment | 6,624,081 | - | - | 108,158 | 6,732,239 |
| Intangible assets | 5,774,276 | 30,396 | 1,301 | (44,734) | 5,761,248 |
| *Intangible assets* | 4,481,604 | 30,396 | 1,301 | (4,111) | 4,509,199 |
| *Goodwill (Note 47)* | 1,292,672 | - | - | (133,023) | 1,159,649 |
| *List of clients* | - | - | - | 92,400 | 92,400 |
| | 15,151,095 | 30,396 | 1,310 | 64,807 | 15,247,608 |
| Total assets | 23,438,221 | 30,396 | - | 64,087 | 23,533,424 |

(*) Effect of the business combination process ("*purchase price allocation - PPA*"), mentioned in note 47.

(In thousands of *Reais*, unless otherwise indicated)

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | December 31, 2011 | | | | |
| | **Original** | **(ii)** | **(iii)** | **(*)** | **Restated** |
| **Liabilities** | | | | | |
| Current Liabilities | | | | | |
| Suppliers | 3,709,301 | - | - | - | 3,709,301 |
| Loans and financing | 1,090,174 | - | - | - | 1,090,174 |
| Derivative financial instruments | 77,055 | - | - | - | 77,055 |
| Labor obligations | 145,803 | - | - | - | 145,803 |
| Indirect taxes, fees and contributions | 705,669 | (12,024) | - | - | 693,645 |
| Direct taxes, fees and contributions | 454,124 | - | - | - | 454,124 |
| Dividends payable | 326,348 | - | - | - | 326,348 |
| Authorizations payable | - | - | 42,420 | - | 42,420 |
| Other liabilities | 287,156 | - | - | - | 287,156 |
| | 6,795,630 | (12,024) | 42,420 | - | 6,826,026 |
| Non-current Liabilities | | | | | |
| Loans and financing | 2,570,409 | - | - | - | 2,570,409 |
| Derivative financial instruments | 89,078 | - | - | - | 89,078 |
| Indirect taxes, fees and contributions | 142,953 | - | - | - | 142,953 |
| Direct taxes, fees and contributions | 167,447 | - | - | - | 167,447 |
| Deferred income and social contribution taxes | 77,055 | - | - | 68,190 | 145,245 |
| Provision for contingencies | 229,521 | - | - | - | 229,521 |
| Pension plans and other post-employment benefits | 2,785 | - | - | - | 2,785 |
| Provision for asset retirement obligations | 261,918 | - | - | - | 261,918 |
| Other liabilities | 144,688 | - | - | - | 144,688 |
| | 3,685,854 | - | - | 68,190 | 3,754,044 |
| Shareholders' Equity | | | | | |
| Capital | 9,839,770 | - | - | - | 9,839,770 |
| Capital reserves | 384,489 | - | - | - | 384,489 |
| Profit reserves | 2,735,847 | - | - | (3,383) | 2,732,464 |
| Treasury shares | (3,369) | - | - | - | (3,369) |
| | 12,956,737 | - | - | (3,383) | 12,953,354 |
| Total liabilities and shareholders' equity | 23,438,221 | (12,024) | 42,420 | (64,807) | 23,533,424 |

(*) Effect of the business combination process ("*purchase price allocation - PPA*"), mentioned in note 47.

(In thousands of *Reais*, unless otherwise indicated)

| | Consolidated December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Original | (iv) | (vi) | (*) | Restated |
| Net operating revenues | 17,085,977 | - | - | - | 17,085,077 |
| Costs of services provided and goods sold | (8,561,433) | 18,883 | 2,214 | (2,303) | (8,542,639) |
| Gross income | 8,524,544 | 18,883 | 2,214 | (2,303) | 8,543,338 |
| Operating revenues (expenses): | | | | | |
| Sales | (4,845,712) | - | - | (2,800) | (4,848,512) |
| General and administrative | (963,394) | - | - | - | (963,394) |
| Other operating expenses, net | (647,996) | (18,883) | (2,214) | - | (669,093) |
| | (6,457,102) | (18,883) | (2,214) | (2,800) | (6,480,999) |
| Operating income | 2,067,442 | - | - | (5,103) | 2,062,339 |
| Financial results: | | | | | |
| Financial income | 310,521 | - | - | - | 310,521 |
| Financial costs | (448,779) | - | - | - | (448,779) |
| Foreign exchange variations, net | (100,600) | - | - | - | (100,600) |
| | (238,858) | - | - | (5,103) | (238,858) |
| Income before income tax and social contribution | 1,828,584 | - | - | - | 1,823,481 |
| Income tax and social contribution | (547,356) | - | - | 1,720 | (545,636) |
| Net income for the year | 1,281,228 | - | - | (3,383) | 1,277,845 |

(*) Effect of the business combination process ("*purchase price allocation - PPA*"), mentioned in note 47.

(In thousands of *Reais*, unless otherwise indicated)

c. Approval of Financial Statements

These financial statements were approved by the Board of Directors of the Company on February 5, 2013.

## 4. Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company's financial statements (BR GAAP) and for the consolidated accounts (IFRS).

a. Functional currency and presentation currency

The presentation currency for the financial statements is the *Real* (R$), which is also the functional currency for all the companies consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into *Reais* at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Earnings and losses linked to these items are recorded in the financial statements.

b. Consolidation procedures

Subsidiaries are all entities whose financial and operating policies can be conducted by the Group and in which there is usually a shareholding of more than half of the voting rights. The existence and effect of potential voting rights, that are currently exercisable or convertible, are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

The following companies are consolidated in the financial statements:

| | | Interest | |
|---|---|---|---|
| **Corporate Name** | **Status** | **2012** | **2011** |
| TIM Celular S.A. | Direct subsidiary | 100% | 100% |
| Intelig Telecomunicações Ltda. | Direct subsidiary | 100% | 100% |
| TIM Fiber RJ S.A.* | Indirect subsidiary | - | 100% |
| TIM Fiber SP Ltda.* | Indirect subsidiary | - | 100% |

(*) On August 29, 2012, the companies TIM Fiber RJ and TIM Fiber SP merged into TIM Celular, as mentioned in note 1.

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the income statement as income.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

c. Segment Information

Operating segments are the entity's components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity's chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

The Company's chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group's strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d. Cash and cash equivalents

Cash and cash equivalents include cash, bank cash deposits and other short-term high liquidity investments, with original maturities of up to three months following the investment date, with an insignificant risk of change in amount.

e. Financial assets and liabilities

e.1 Financial assets

e.1.1 Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) loans and receivables. On all dates shown in these financial statementsManagement determines the classification of its financial assets at initial recognition.

*(a) Financial assets valued at fair value through profit or loss*

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not use hedge accounting.

*(b) Loans and receivables*

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the financial statements they are classified as "accounts receivable", cash or "other assets".

e.1.2 Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After that date, changes in their fair value are directly booked in income for the year as financial revenues and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3 Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4 Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets, and that event (or events) of loss has (have) an impact on the estimated future cash flows of the financial asset, or group of financial assets, which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

- Material financial difficulties of the issuer or borrower;
- A breach of contract, such as default or late payment of interest or principal;
- The Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;
- It is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;
- The disappearance of an active market for that financial asset because of financial difficulties, or
- Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:

  (i) adverse changes in the payment status of borrowers in the portfolio;
  (ii) national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured at the difference between the book value of the assets and the new value (fair value less cost to sell / value in use) calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year.
If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower's credit worthiness), the reversal of the impairment loss is also recognized in the consolidated income statement for the year.

e.2 Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and loans and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities valued at fair value through profit or loss, including derivatives. At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial revenues or expenses. On the dates presented in these financial statements, this category is composed basically of derivative financial instruments

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. Under this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial expenses, according to the effective interest rate method, is recognized in the income statement under "financial expenses". On the dates of presentation of these financial statements, this category includes mainly loans and financing and accounts payable to suppliers of the Company.

f. Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less impairment for accounts receivables ("impairment").

The impairment of accounts receivables is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

g. Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

h. Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

i. Prepaid expenses

These are stated at actual amounts disbursed and not yet incurred. They are allocated to expense as incurred.

This caption contains advanced payments related to advertising contracts which are expensed only when the service is effectively released.

j. Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

k. Investments

Equity interests in subsidiaries are valued using the equity method only in the individual financial statements.

l. Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight line method over terms that take into account the expected useful lives of the assets and their residual value (note 17). The Company recognizes its assets by individual component.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability "provision for future asset retirement". Interest incurred on updating the provision is classified as financial expenses. The accounting for this obligation is made according to ICPC12 / IFRIC 1.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in "Other operating expenses, net" in the income statement.

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

m. Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development, and (iii) customer list. Intangible assets also include goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the useful life of the assets and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Goodwill

Goodwill is the positive difference between the amount paid or payable for an entity acquired and its net assets on the date of acquisition. These assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the income statement for the period, on the date of acquisition.

When the assessment of fair values of assets and liabilities identified as belonging to a business combination is incomplete on the date of presentation of financial statements, the Company recognizes, in this financial statements, the provisional values of the assets and liabilities under analysis. In this case, the subsequent completion of the purchase accounting process may give rise to

a retrospective adjustment of the accounting balances of assets and liabilities, applying these adjustments as at the effective date of purchase of the entity acquired. Such procedures may affect the value of goodwill and that of other assets already stated provisionally. The accounting standard in force establishes that the purchase accounting process should be concluded within one year after the date of purchase.

The goodwill is not regularly amortized and must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

*Software*

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software to make it available for use;

- Management plans to complete the software and use it or sell it;

- the software will generate probable future economic benefits, that can be demonstrated;

- technical, financial and other resources are available to conclude development and use or sell the software, and

- the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

n. Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the

value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the financial statements reporting date.

o. Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

p. Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

q. Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee's original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately in income. Gains and losses arisen from changes in the actuarial assumptions are recorded in the shareholders' equity, as other comprehensive income, as

incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The Company has no additional obligation for payment after the contribution is made. Contributions are recognized as employee benefit expenses when payable.

Stock option

The Company operates share-based compensation plans, which are settled with shares, through to which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted. The latter excludes the impact of any vesting conditions based on service and performance which are not market-related (for example, profitability, sales increase targets and remaining in employment for a specific period of time). Non-market-related vesting conditions are included in the assumptions underlying the number of option which will vest. The total expense amount is recognized during the period over which the right vests, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

r. Income tax and social contribution

Income tax includes current and deferred income tax and social contribution, and transactions are recognized in the income statement. Income tax and social contribution are not recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement.

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation alows companies to opt by quarterly or monthly payments of income tax and social contribution. During 2011, the Company and its subsidiaries paid these taxes monthly. In 2012, the entities opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

Deferred income and social contribution tax credits and debits are shown net, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

s. Provision for contingencies

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company's internal and external legal consultants and by Management.. Situations where losses are considered possible are subject to disclosure and those where losses have been considered remote are not disclosed.

t. Shareholders' equity

The principal items which affect the Company's shareholders' equity are subject to the following accounting practices:

Capital stock

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a Group company purchases the Company's shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company's shareholders' equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders' equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company's By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is

recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or in payment of dividends exceeding the minimum compulsory amount, for example, is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting.

u. Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, etc., and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

Interconnection and roaming traffic revenues are recorded separately, without offsetting the amounts owed to other telecom operators.

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

v. Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases. Payments made for operating leases (net of any incentives received from the lessor) are recognized in the income statement using the straight-line method over the lease period.

w. New standards, changes and interpretations of standards not yet in force

The following new standards, changes and interpretations of standards were issued by the IASB, but they are not in force for the year 2012. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CPC.

. IAS 1 - "Presentation of the Financial Statements". The main change is the segregation of other comprehensive income in two groups: items that will be realized in the income statement ansd

(In thousands of *Reais*, unless otherwise indicated)

items that will remain in shareholders' equity. The rule is applicable as from Januery 1st, 2013. The impacts are related only to the disclosures

. IAS 19 - "Benefits to Employees" amended in June 2011. This change was included in CPC 33 (R1). The rule is applicable as from January 1, 2013. The main changes are: (i) immediate recognition of past service costs in the income statement; (ii) replacement of the interest cost and the return expected on plan assets by a single net interest rate. Management understands that the effects of these new rules for the Company will not be significant.

. IFRS 9 - "Financial Instruments" deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity's business model and on the contractual characteristics of the financial instruments' cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity's own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2015.

- IFRS 10 - "Consolidated Financial Statements" uses principles that already exist, identifying the control concept as the main factor to determine whether an entity should or not be included in the parent company's financial statements. The rules provide additional guidance to determine "control" and is applicable as from January 1, 2013. It does not generate impacts for the Company.

. IFRS 11 - "Joint Agreements", issued in May 2011. The standard provides for a more realistic approach to joint agreements by focusing on the rights and obligations of the agreement rather than its legal form. There are two types of joint agreement: (i) joint operating agreement – which occurs when the operator has rights over assets and contractual obligations and, consequently, will book its portion of the assets, liabilities, income and expenses; and (ii) shared control agreement – which occurs when an operator has rights over the net assets of the agreement and books the investment using the equity method. The proportional consolidation method will no longer be permitted for joint control. The standard will come into effect on January 1, 2013 and there is no impact in the Company's financial statements.

. IFRS 12 - "Disclosure of Interest in Other Entities" deals with the disclosure requirements for all types of interests in other entities, including joint agreements, partnerships, special-purpose interests and other interests not recorded in the accounts. The Group is assessing the overall impact of IFRS 12, which comes into effect on January 1, 2013.

. IFRS 13 - "Fair Value Measurement ", issued in May 2011. The purpose of IFRS 13 is to enhance the consistency and reduce the complexity of fair value measurement by providing a more accurate definition and a single source of fair value measurement and its disclosure requirements for use in IFRS. The requirements, which bring IFRS very much into line with US GAAP, do not

extend the use of fair value accounting, but they provide guidance on how to apply it when its use is already required or permitted by other IFRS or US GAAP rules. The Group is assessing the overall impact of IFRS 13. The new standard will come into effect on January 1, 2013.

There are no other IFRS rules or IFRIC interpretations, which are not yet in force, that could have a significant impact on the Group.

## 5 Critical judgement in the application of accounting policies

Accounting estimates and judgements are continuously evaluated, and they are based on our historical experience and factors such as expectations of future events deemed reasonable considering the circumstances.

The Company's future estimates are based on assumptions. By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. Below are the estimates and assumptions that include significant risk and may probably cause material adjustments in the book values of assets and liabilities for the next fiscal year:

*(a) Loss on impairment of non-financial assets*

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company's Business Plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of impairment test.

The recoverable value is variable to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.

As at December 31, 2012 and 2011, the principal non-financial assets for which this assessment are goodwills.

(b) *Asset retirement obligation*

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve both estimated dismantling costs and the use of a discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually

dismantled.

*(c) Income tax and social contribution (current and deferred)*

Income *tax* and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions.

*(d) Impairment of accounts receivables*

The impairment of accounts receivables is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The impairment is considered sufficient to cover any losses on receivables.

*(e) Provision for contingencies*

Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management judgment.

*(f) Fair value of derivaties and other financial instruments*

The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and
- Level 3: Inputs for the asset or liability that are not based on observable market data.

*(g) Unbilled revenues*

Considering that some billing cut off dates happen in intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take in account hystorical data of usage, number of days since the last billing date, among other factors.

(In thousands of *Reais*, unless otherwise indicated)

## 6 Cash and cash equivalents

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Cash and banks | 58 | 265 | 370,236 | 110,231 |
| Financial investments: | | | | |
| CDB to be due within 90 days | 17,056 | 26,760 | 4,059,544 | 3,152,624 |
| | 17,114 | 27,025 | 4,429,780 | 3,262,855 |

Bank Deposit Certificates ("CDB") are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without significantly loss of value.

The calculation of the annual average return of the Company's CDBs, including those not classified as cash and cash equivalents, is 101.11% of the Interbank Deposit Certificate – CDI rate.

## 7 Financial assets at fair value through profit or loss

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| CDB | 141 | 289 | 22,644 | 27,745 |
| Current portion | (1) | (43) | (810) | (1,872) |
| Non current portion | 140 | 246 | 21,834 | 25,873 |

The CDBs classified as current assets are due between 91 and 365 days. The investments classified as non-current are restricted for use by virtue of legal actions.

## 8 Accounts receivable

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 |
| Billed services | 1,027,730 | 999,908 |
| Unbilled services | 740,501 | 662,880 |
| Network use | 777,500 | 779,227 |
| Sale of goods | 1,511,159 | 1,221,680 |
| Other accounts receivable | 2,462 | 2,554 |
| | 4,059,352 | 3,666,249 |
| Provision for doubtful debts | (347,176) | (320,755) |
| | 3,712,176 | 3,345,494 |
| Current portion | (3,650,871) | (3,285,782) |
| Non current portion | 61,305 | 59,712 |

(In thousands of *Reais*, unless otherwise indicated)

The fair value of accounts receivable equals the book value shown on December 31, 2012 and 2011. The total amount of BNDES loans is guaranteed by accounts receivable (see Note 20).

Variation in the provision for doubtful debts is as follows:

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 |
| Initial balance | 320,755 | 369,043 |
| Provision recording | 250,972 | 231,529 |
| Provision write-offs | (224,551) | (279,817) |
| Final balance | 347,176 | 320,755 |

The aging of the accounts receivable is recorded as follows:

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 |
| Falling due | 3,193,720 | 2,744,953 |
| Past due for up to 30 days | 52,434 | 177,429 |
| Past due for up to 60 days | 71,866 | 71,127 |
| Past due for up to 90 days | 290,739 | 267,285 |
| Past due for more than 90 days | 450,593 | 405,455 |
| | 4,059,352 | 3,666,249 |

## 9 Inventories

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 |
| Cellular phone sets | 233,722 | 239,220 |
| Accessories and pre-paid cards | 9,239 | 10,967 |
| TIM chips | 37,839 | 38,875 |
| | 280,800 | 289,062 |
| Provision for adjustment to realization amount | (11,655) | (15,891) |
| | 269,145 | 273,171 |

## 10 Indirect taxes and contributions recoverable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| ICMS | - | - | 1,113,727 | 978,826 |
| Others | - | 2 | 7,635 | 5,678 |
| | - | 2 | 1,121,362 | 984,504 |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | |
|---|---|---|---|---|
| Current portion | - | (2) | (906,101) | (608,025) |
| Non-current portion | - | - | 215,261 | 376,479 |

The non-current portion basically refers to ICMS related tothe subsidiaries' property, plant and equipment.

## 11 Direct taxes and contributions recoverable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Income tax and social contribution | 3,694 | 2,838 | 27,454 | 357,355 |
| PIS/COFINS | 20,185 | - | 300,105 | 261,583 |
| Other | 96 | 591 | 25,324 | 20,036 |
| | 23,975 | 3,429 | 352,883 | 638,974 |
| Current portion | (23,975) | (592) | (331,225) | (616,235) |
| Non-current portion | - | 2,837 | 21,658 | 22,739 |

During 2012, the Company opted to pay income tax and social contribution in a quarterly basis instead of on a monthly basis. This explains the decrease in the 2012 amounts when compared to the previous year (in the previous year the monthly payments were recorded as advanced payments during the year and were compensated in the next year, at the moment of the effective payment of income tax and social contribution)

PIS/COFINS tax credits – Law 9718/98

The Company and TIM Celular have filed suits partially alleging the unconstitutionality of article 3 of Law No. 9718/98 specifically regarding the expansion of the basis for calculation of taxes addressed therein. Briefly, this argument opposes the collection of PIS and Cofins on revenues other than those arising from the Company's actual sales, according to the concept accepted by the established rule.

In May 2012, a final and unappealable decision was reached on the lawsuit filed by the Company as well as other companies which, after restructuring processes, were succeeded by the current TIM Celular (specifically the portion relating to TIM Sul), in the amounts of R$20,185 and R$45,049, respectively. These amounts were recorded in June 2012, under financial result. After the appropriate process of approval by the Brazilian Federal Revenue Office, the amounts of TIM Celular were monetized.

Similar proceedings regarding the same matter filed by other Group companies, which were also succeeded by TIM Celular, are still pending definition. The amounts involved are being calculated, and the recording of such credits will only occur after the decisions on the lawsuits are final and unappeallable.

(In thousands of *Reais*, unless otherwise indicated)

## 12 Deferred income tax and social security taxes

Deferred income tax and social contribution are calculated using the prevailing rates for each tax, which currently are 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in note 37.

The amounts shown in the accounts are as follows:

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 Restated |
| **Deferred taxes – Liabilities** | | | | |
| PPA – TIM Fibes | - | - | - | (68,189) |
| Amortized goodwill – TIM Fibers | - | - | (72,915) | - |
| Business combination - Intelig | - | - | (123,891) | (75,015) |
| Other | - | - | - | (2,041) |
| | - | - | (196,806) | (145,245) |
| **Deferred taxes – Assets** | | | | |
| Tax losses | 10,001 | 10,438 | 1,405,695 | 1,514,183 |
| Social contribution losses | 3,665 | 3,822 | 519,773 | 558,845 |
| **Temporary differences** | | | | |
| Provision for doubtful debts | - | - | 116,043 | 107,893 |
| Derivative financial instruments | - | - | (37,605) | 15,276 |
| Provision for contingencies | 1,223 | 1,303 | 105,776 | 77,886 |
| Adjustment to present value – 3G license | - | - | 20,776 | 22,718 |
| Deferred tax on CPC adjustments | 53,569 | 53,569 | 159,501 | 172,784 |
| PPA Fiber adjustment | - | - | 1,170 | - |
| FISTEL judicial deposit | - | - | 72,277 | 42,680 |
| Profit sharing | - | - | 11,283 | 12,607 |
| Taxes with suspended enforceability | - | - | 12,872 | 12,872 |
| Others | 2 | - | 17,214 | 33,676 |
| | 68,460 | 69,132 | 2,404,775 | 2,571,420 |
| Provision for devaluation of tax assets (Intelig and TIM Part.) | (68,460) | (69,132) | (1,152,757) | (1,081,802) |
| Portion of deferred tax assets | - | - | 1,252,018 | 1,489,618 |

### TIM Celular

TIM Celular has set up deferred income and social contribution tax assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings. Based on these projections, the subsidiary expects to recover the credits as follows:

(In thousands of *Reais*, unless otherwise indicated)

| | |
|---|---|
| 2013 | 422,647 |
| 2014 | 262,786 |
| 2015 | 344,651 |
| 2016 | 100,430 |
| 2017 onwards | 121,504 |
| | 1,252,018 |

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2012. The time table for these credits recovering was approved by the Company's Board of Directors and reviewed by the Audit Committee. It is not necessary to discounted the credits to their present values. As mentioned in note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$214.827 in 2012.

### Intelig

Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income and social contribution taxes. Thus the company has maintained the provisions on the totality of these tax assets. As at December 31, 2012, the total amount provisioned was R$1,084,297 (R$1,012,082 as at December 31, 2011), of which R$952,743 refers to tax losses and social contribution losses, while R$131,554 refers to temporary differences. Intelig's liabilities show deferred income and social contribution taxes amounting to R$123,891 (R$75,015 as at December 31, 2011), from the adoption of deemed cost at the first adoption of IFRS.

**TIM Participações S.A.**

As it is a holding company, TIM Participações has no activities which could normally be offset by tax losses, social contribution tax losses and temporary differences. As at December 31, 2012 the provision for losses on these deferred tax assets amounted to R$68,460 (R$69,132 as at December 31, 2011).

## 13 Prepaid expenses

| | Consolidated | |
|---|---|---|
| | **2012** | **2011** |
| Rentals and insurance | 56,513 | 43,467 |
| Advertising not released | 139,436 | 86,686 |
| Network swap | 68,038 | 72,592 |
| Others | 10,422 | 3,321 |
| | 274,409 | 206,066 |
| Current portion | (180,371) | (113,192) |

(In thousands of *Reais*, unless otherwise indicated)

| | | |
|---|---|---|
| Non-current portion | 94,038 | 92,874 |

On April 1, 2010, our subsidiary Intelig and GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 24). As of December 31, 2012, the non-current balances were R$8,742 (R$8,742 as at December 31, 2011) and the long-term balances were R$59,296 (R$63,850 as at December 31, 2011). Both amounts are appropriated to income in the same proportion over a period of 10 years.

## 14 Judicial deposits

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Civil | 3,607 | 5,079 | 179,074 | 153,253 |
| Labor | 30,965 | 20,821 | 205,481 | 153,653 |
| Tax (*) | 131 | 123 | 436,650 | 300,616 |
| Regulatory | - | - | 107 | 105 |
| | 34,703 | **26,023** | 821,312 | **607,627** |

(*) In April 2008, Federal Law No. 11652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (*Empresa Brasil de Comunicação*). It is the understanding of the company that this law is unconstitutional since the contribution lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March of 2010, 2011 and 2012 court deposits were made related to the contributions for these periods, in the amounts, respectively, of R$56,086; R$69,445; and R$87,049, totaling R$212,580.

For each of these judicial deposits, a liability was recorded at the same amount under the item "Indirect taxes and contributions payable", under non-current liabilities, as this contribution involves an existing legal obligation.

## 15 Other assets

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Advances to suppliers | 279 | - | 53,163 | 26,956 |
| Advance to employees | 12 | - | 3,712 | 5,044 |
| Fiscal incentives | - | - | 6,554 | 6,554 |
| Other rights | 8,033 | 4,661 | 45,313 | 44,125 |
| | 8,324 | 4,661 | 108,742 | 82,679 |
| Current portion | (8,324) | (4,661) | (94,702) | (68,795) |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | |
|---|---|---|---|---|
| Non-current portion | - | - | 14,040 | 13,884 |

## 16 Investments – Parent Company

(a) Interest in subsidiaries

| | 2012 | | |
|---|---|---|---|
| | TIM Celular | Intelig | Total |
| Number of shares held | 38,254,833,561 | 3,279,157,266 | |
| Interest in total capital | 100% | 100% | |
| Shareholders' equity | 12,448,358 | 1,166,192 | |
| Unrealized earnings | - | (3,579) | |
| Adjusted shareholders' equity | 12,448,358 | 1,162,613 | |
| Net income (loss) for the year | 1,675,394 | (236,406) | 1,438,988 |
| Unrealized earnings | - | 807 | 807 |
| Adjusted net income (loss) for the period | 1,675,394 | (235,599) | 1,439,795 |
| Equity in results of subsidiary | 1,675,394 | (235,599) | 1,439,795 |
| Investment amount | 12,448,358 | 1,162,613 | 13,610,971 |

| | 2011 (Restated) | | |
|---|---|---|---|
| | TIM Celular | Intelig | Total |
| Number of shares held | 38,254,833,561 | 3,279,157,266 | |
| Interest in total capital | 100% | 100% | |
| Shareholders' equity | 12,142,387 | 639,667 | |
| Unrealized earnings | - | (4,386) | |
| Adjusted shareholders' equity | 12,142,387 | 635,281 | |
| Net income (loss) for the period | 1,361,091 | (78,063) | 1,283,028 |
| Unrealized earnings | - | 807 | 807 |
| Adjusted net income for the period | 1,361,091 | (77,256) | 1,283,835 |
| Equity in results of subsidiaries | 1,361,091 | (77,256) | 1,283,835 |
| Investment amount | 12,142,387 | 635,281 | 12,777,668 |

(b) Changes in investment in subsidiaries:

| | TIM | Intelig | Total |
|---|---|---|---|

(In thousands of *Reais*, unless otherwise indicated)

| | Celular | | |
|---|---|---|---|
| Balance of investments as of December 31, 2011 | 12,142,387 | 635,281 | 12,777,668 |
| Equity in results of subsidiaries | 1,675,394 | (235,599) | 1,439,795 |
| Stock options | 2,379 | 132 | 2,511 |
| Capital increase (*) | - | 762,799 | 762,799 |
| Supplementary dividends (**) | (972,188) | - | (972,188) |
| Allocation of dividends | (397,906) | - | (397,906) |
| Subsidiary's treasury shares | (1,476) | - | (1,476) |
| Supplementaryretirement cost directly charged in the shareholders' equity of subsidiary | (232) | - | (232) |
| Balance of investments as of December 31, 2012 | 12,448,358 | 1,162,613 | 13,610,971 |

(*) On April 27, 2012, the Board of Directors of TIM Participações S.A. approved capital increase at Intelig in the amount of R$762,799.

(**) On April 10, 2012, in an Ordinary Shareholders' Meeting at TIM Celular S.A. it was approved the payment of additional dividends (higher than the minimum compulsory dividends) amounting to R$972,188.

(In thousands of *Reais*, unless otherwise indicated)

## 17 Property, Plant and Equipment

(a) Movement in property, plant and equipment

| | Consolidated | | | | |
|---|---|---|---|---|---|
| | Balance as of 2011 (Restated) | Additions | Write-offs | Transfers | Balance as of 2012 |
| **Cost of property, plant and equipment, gross** | | | | | |
| Commutation / transmission equipment | 10,916,951 | | (25,171) | 1,404,749 | 12,296,529 |
| Fiber optic cables | 667,105 | | - | (64,626) | 602,479 |
| Loaned handsets | 1,490,501 | | (34,305) | 114,887 | 1,571,083 |
| Infrastructure | 2,795,386 | | (62) | 706,860 | 3,502,184 |
| Computer | 1,253,177 | | (11,787) | 80,681 | 1,322,071 |
| General use assets | 426,259 | | (18) | 25,142 | 451,383 |
| Land | 40,499 | | | 6 | 40,505 |
| Construction in progress | 643,372 | 2,278,755 | | (2,267,699) | 654,428 |
| **Total property, plant and equipment, gross** | **18,233,250** | **2,278,755** | **(71,343)** | - | **20,440,662** |
| **Accumulated depreciation** | | | | | |
| Commutation / transmission equipment | (7,212,887) | (840,224) | 45,152 | (167,337) | (8,175,296) |
| Fiber optic cables | (139,142) | (212,757) | - | 191,589 | (160,310) |
| Loaned handsets | (1,296,457) | (157,074) | 21,851 | 1 | (1,431,679) |
| Infrastructure | (1,510,832) | (167,351) | 39 | (12,840) | (1,690,984) |
| Computer | (1,095,485) | (42,991) | 11,787 | (10,347) | (1,137,036) |
| General use assets | (246,208) | (31,384) | (189) | (1,066) | (278,847) |
| **Total accumulated depreciation** | **(11,501,011)** | **(1,451,781)** | **78,640** | - | **(12,874,152)** |
| **Property, plant and equipment, net** | | | | | |
| Commutation / transmission equipment | 3,704,064 | (840,224) | 19,981 | 1,237,412 | 4,121,233 |
| Fiber optic cables | 527,963 | (212,757) | - | 126,963 | 442,169 |
| Loaned handsets | 194,044 | (157,074) | (12,454) | 114,888 | 139,404 |
| Infrastructure | 1,284,554 | (167,351) | (23) | 694,020 | 1,811,200 |
| Computer assets | 157,692 | (42,991) | - | 70,334 | 185,035 |
| General use assets | 180,051 | (31,384) | (207) | 24,076 | 172,536 |
| Land | 40,499 | - | - | 6 | 40,505 |
| Construction in progress | 643,372 | 2,278,755 | - | (2,267,699) | 654,428 |
| **Total property, plant and equipment, net** | **6,732,239** | **826,974** | **7,297** | - | **7,566,510** |

| | Consolidated | | | | | |
|---|---|---|---|---|---|---|
| | Balance as of December 31, 2010 | Additions | Write-offs | Transfers | PPA Effect (Note 47) | Reclassified Balance as of December 31, 2011 (Restated) |
| **Cost of intangible Gross** | | | | | | |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | | | |
|---|---|---|---|---|---|---|
| Software rights | 6,861,798 | | (39) | 1,052,481 | 21,529 | 7,935,769 |
| Concession licenses | 4,327,577 | 24,736 | - | 65,029 | - | 4,417,342 |
| Subsidies in the sale of devices and mini modems | 1,811,580 | - | - | 8,256 | - | 1,819,836 |
| Goods and facilities in progress | 69,773 | 1,214,147 | (106,503) | (1,125,766) | - | 51,651 |
| Goodwill | 367,571 | 1,292,671 | - | - | (133,023) | 1,527,219 |
| List of clients | - | - | - | | 95,200 | 95,200 |
| Other assets | 33,181 | | - | - | 7,979 | 41,160 |
| **Total intangible, gross** | **13,471,480** | **2,531,554** | **(106,542)** | **-** | **(8,315)** | **15,888,177** |
| **Accumulated amortization** | | | | | | |
| Software rights | (4,870,255) | (790,717) | (420) | - | (13,607) | (5,674,999) |
| Concession licenses | (2,279,354) | (326,989) | - | - | - | (2,606,343) |
| Subsidies in the sale of devices and mini modems | (1,749,030) | (70,806) | - | | - | (1,819,836) |
| List of clients | - | | | | (2,800) | (2,800) |
| Other assets | (8,927) | (6,150) | - | - | (7,874) | (22,951) |
| **Total accumulated amortization** | **(8,907,566)** | **(1,194,662)** | **(420)** | **-** | **(24,281)** | **(10,126,929)** |
| **Intangibles, net** | | | | | | |
| Software rights | 1,991,543 | (790,717) | (459) | 1,052,481 | 7,922 | 2,260,770 |
| Concession licenses | 2,048,223 | (302,253) | - | 65,029 | - | 1,810,999 |
| Subsidies in the sale of devices and mini modems | 62,550 | (70,806) | - | 8,256 | - | - |
| Goods and facilities in progress | 69,773 | 1,214,147 | (106,503) | (1,125,766) | - | 51,651 |
| Goodwill | 367,571 | 1,292,671 | - | - | (133,023) | 1,527,219 |
| List of clients | - | - | - | - | 92,400 | 92,400 |
| Other assets | 24,254 | (6,150) | - | - | 105 | 18,209 |
| **Total intangibles, net** | **4,563,914** | **1,336,892** | **(106,962)** | **-** | **(32,596)** | **5,761,248** |

(In thousands of *Reais*, unless otherwise indicated)

(b) Depreciation rates

| | Average annual rate % |
|---|---|
| Commutation / transmission equipment | 8 to 14.29 |
| Fiber optic cables | 4 to 10 |
| Loaned handsets | 50 |
| Infrastructure | 4 to 10 |
| Computers | 20 |
| General use assets | 4 to 10 |

During 2012, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the assets is submitted during its operations.

## 18 Intangible assets

The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

(a) Movement in intangible assets

| | Balance as of 2011 (Restated) | Additions | Write-offs | Transfer | Balance as of 2012 |
|---|---|---|---|---|---|
| **Cost of intangible assets, gross** | | | | | |
| Software rights | 7,935,769 | - | - | 1,117,061 | 9,052,830 |
| Concession licenses | 4,417,342 | 31,862 | - | 365,080 | 4,814,284 |
| Subsidies on sales of handsets and mini modems | 1,819,836 | - | - | - | 1,819,836 |
| Goods and facilities in progress | 51,651 | 1,454,109 | - | (1,470,719) | 35,041 |
| Goodwill | 1,527,219 | - | - | - | 1,527,219 |
| List of clients | 95,200 | - | - | - | 95,200 |
| Other assets | 41,160 | - | - | (11,422) | 29,738 |
| **Intangible assets, gross** | 15,888,177 | 1,485,971 | - | - | **17,374,148** |
| **Accumulated amortization** | | | | | |
| Software rights | (5,674,999) | (879,600) | (21,223) | (7,352) | (6,583,174) |
| Concession licenses | (2,606,343) | (334,996) | - | - | (2,941,339) |
| Subsidies on sales of handsets and mini modems | (1,819,836) | - | - | - | (1,819,836) |
| List of clients | (2,800) | (16,800) | - | - | (19,600) |
| Other assets | (22,951) | (5,411) | - | 7,352 | (21,010) |
| **Total accumulated amortization** | (10,126,929) | (1,236,807) | (21,223) | | **(11,384,959)** |
| **Intangible assets, net** | | | | | |
| Software rights | 2,260,770 | (879,600) | (21,223) | 1,109,709 | 2,469,656 |
| Concession licenses | 1,810,999 | (303,134) | - | 365,080 | 1,872,945 |
| Goods and facilities in progress | - | - | - | - | - |
| Subsidies in the sale of devices and mini modems | 51,651 | 1,454,109 | - | (1,470,719) | 35,041 |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | | |
|---|---|---|---|---|---|
| Goodwill | 1,527,219 | - | - | - | 1,527,219 |
| List of clients | 92,400 | (16,800) | - | - | 75,600 |
| Other assets | 18,209 | (5,411) | - | (4,070) | 8,728 |
| **Intangible assets, net** | 5,761,248 | 249,164 | (21,223) | - | **5,989,189** |

## Consolidated

| | Balance as of December 31, 2010 | Additions | Write-offs | Transfers | PPA Effect (Note 47) | Reclassified Balance as of December 31, 2011 (Restated) |
|---|---|---|---|---|---|---|
| **Cost of intangible Gross** | | | | | | |
| Software rights | 6,861,798 | | (39) | 1,052,481 | 21,529 | 7,935,769 |
| Concession licenses | 4,327,577 | 24,736 | - | 65,029 | - | 4,417,342 |
| Subsidies in the sale of devices and mini modems | 1,811,580 | - | - | 8,256 | - | 1,819,836 |
| Goods and facilities in progress | 69,773 | 1,214,147 | (106,503) | (1,125,766) | - | 51,651 |
| Goodwill | 367,571 | 1,292,671 | - | - | (133,023) | 1,527,219 |
| List of clients | - | - | - | | 95,200 | 95,200 |
| Other assets | 33,181 | | - | - | 7,979 | 41,160 |
| **Total intangible, gross** | **13,471,480** | **2,531,554** | **(106,542)** | - | **(8,315)** | **15,888,177** |
| **Accumulated amortization** | | | | | | |
| Software rights | (4,870,255) | (790,717) | (420) | - | (13,607) | (5,674,999) |
| Concession licenses | (2,279,354) | (326,989) | - | - | - | (2,606,343) |
| Subsidies in the sale of devices and mini modems | (1,749,030) | (70,806) | - | | - | (1,819,836) |
| List of clients | - | | | | (2,800) | (2,800) |
| Other assets | (8,927) | (6,150) | - | - | (7,874) | (22,951) |
| **Total accumulated amortization** | **(8,907,566)** | **(1,194,662)** | **(420)** | - | **(24,281)** | **(10,126,929)** |
| **Intangibles, net** | | | | | | |
| Software rights | 1,991,543 | (790,717) | (459) | 1,052,481 | 7,922 | 2,260,770 |
| Concession licenses | 2,048,223 | (302,253) | - | 65,029 | - | 1,810,999 |
| Subsidies in the sale of devices and mini modems | 62,550 | (70,806) | - | 8,256 | - | - |
| Goods and facilities in progress | 69,773 | 1,214,147 | (106,503) | (1,125,766) | - | 51,651 |
| Goodwill | 367,571 | 1,292,671 | - | - | (133,023) | 1,527,219 |
| List of clients | - | - | - | - | 92,400 | 92,400 |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | | | |
|---|---|---|---|---|---|---|
| Other assets | 24,254 | (6,150) | - | - | 105 | 18,209 |
| **Total intangibles, net** | **4,563,914** | **1,336,892** | **(106,962)** | - | **(32,596)** | **5,761,248** |

(b) Amortization Rates

| | Annual average rate % |
|---|---|
| Software rights | 20 |
| Concession licenses | 5 to 20 |
| Customer list | 17,65 |
| Other assets | 20 |

(c) Goodwill from previous years

(c.1) Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Thus the amount paid for acquiring Intelig, R$739,729 as at December 30, 2009, was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company's expected future earnings.As required for all goodwill, its recoverability is tested annually through an impairment test.

The Company used the value in use method to perform the impairment test, using the following assumptions:

- Intelig's network is fundamental for the Group's business development, allowing and suporting the development of the current and new service offers as well as creating a significant leased lines' cost reduction. To determine the costs savings related to the leased lines, we used the market prices of circuit rents, taking into consideration also their locations. The present value of these rents were deducted from the net value of Intelig's permanent assets as of December 31, 2012;
- The projection of Intelig's network maintenance and operation costs were based on the Company's expected inflation rate which is aligned with the projections prepared by the main market institutions
- The term used for the impairment test was 11 years, consistent with the average useful life of Intelig's network assets;
- The discount rate applied over the projected cash flows as 11.5% p.a.

The tests' results do not indicate the need the record an impairment provision.

(c.2) <u>TIM Fiber SP TIM Fiber RJ acquisitions.</u>

(In thousands of *Reais*, unless otherwise indicated)

As mentioned in Note 47, the subsiddiary TIM Celular recorded the definitive goodwills related to the acquisition of TIM Fiber SP and TIM Fiber RJ (merged into TIM Celular during the third quarter of 2012). The goodwills are suported by the operation's future profitability mainly due to the broadband business. The impairment test used the value in use methodology and took in consideration the following asumptions:

- Growth percentages in the client basis, aligned with the Company's business plans;
- Increase in service revenues due to the mix in speed perfomance and the option voice X IP;
- Projections of operation and maintenance costs considering the growth in client basis, eventual scale gains and inflation effects. The Company's expected inflation rate is aligned with the projections prepared by the main market institutions;
- Considering that the business has an indefinite life, as from the 10th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.;
- The discount rate for the future cash flows was 11.3 p.a.

It is important to emphasize that, although the network sinergies from the TIM Fibers (leased line savings, as well as occurs with Intelig) exists and they can be used in the calculation of the value in use, these amounts were not considered in the impairment tests.

The tests' results do not indicate the need the record an impairment provision.

(c.3) Acquisition of minority interests in TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecommunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At the time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording the goodwill for R$157,556, which was ascertained when the financial statements according to IFRS was prepared for the Company's parent company in 2005.

The results of these tests revealed no need for impairment.

## 19 Suppliers

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| **Local currency** | | | | |
| Suppliers of materials and services | 1,860 | 2,695 | 3,742,889 | 3,168,538 |
| Interconnection (a) | - | - | 352,153 | 337,603 |
| Roaming (b) | - | - | 606 | 147 |
| Co-billing (c) | - | - | 77,340 | 75,836 |
| | 1,860 | 2,695 | 4,172,988 | 3,582,124 |

**Foreign currency**

(In thousands of *Reais*, unless otherwise indicated)

| | | | | |
|---|---|---|---|---|
| Suppliers of materials and services | - | 270 | 64,468 | 56,679 |
| Interconnection (a) | - | - | 927 | 1,416 |
| Roaming (b) | - | - | 54,738 | 69,082 |
| | - | 270 | 120,133 | 127,177 |
| Current portion | 1,860 | 2,965 | 4,293,121 | 3,709,301 |

(a) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

## 20 Loans and financing

| | | | | | Consolidated | |
|---|---|---|---|---|---|---|
| Description | Currency | Charges | Maturity date | Colaterals | 2012 | 2011 |
| BNDES | URTJLP | URTJLP + 1.72% to 4.80% p.a. | Aug/13 to Dec/19 | Secured by TIM Part. and receivables from TIM cellular | 1,894,790 | 1,575,385 |
| BNDES | UMIPCA | UMIPCA + 2.62% p.a. | Jul/17 | Secured by TIM Part. and receivables from TIM cellular | 137,419 | 191,937 |
| BNDES (PSI) | R$ | 2.50% to 4.50% p.a. | Jul/18 to Dec/19 | Secured by TIM Part. and receivables from TIM cellular | 342,079 | 139,591 |
| BNB | R$ | 10.00% p.a. | Apr/13 to Jan/16 | Bank surety and guarantee of TIM Part. | 38,743 | 73,735 |
| Santander (CCB) | R$ | 108.00% of the CDI | Oct/12 | - | - | 218,363 |
| Banco do Brasil(CCB) | R$ | 106.50% of CDI | Sep/14 to Dec/14 | - | 354,272 | - |
| Santander (Res. 2770) | R$ | 108.00% of the CDI | Dec/12 | - | - | 159,354 |
| Banco BNP Paribas | USD | Libor 6M + 2.53% p.a. | Dec/17 | Security by TIM Part. | 244,723 | 267,774 |
| European Investment Bank (EIB) | USD | Libor 6M + 0.57% to 1.324% p.a. | Sept/16 to Sep/19 | Bank surety and security by TIM Part. | 836,562 | 532,124 |
| Bank of America (Res 4131) | USD | Libor 3M + 1.25% p.a. | Sept/13 | - | 244,962 | 223,382 |
| JP Morgan (Res. 4131) | USD | 1,56% p.a. | Sept/13 | - | 205,280 | 187,196 |
| Itaú (CCB) | R$ | CDI + 0.75% | Aug/14 to Sep/14 | - | 91,265 | 91,742 |
| Total | | | | | 4,390,095 | 3,660,583 |
| Current | | | | | (951,013) | (1,090,174) |
| Non-current | | | | | 3,439,082 | 2,570,409 |

The parent company TIM Participações does not have loans and financing as of December 31, 2012.

The foreign currency loan taken out with Banco BNP Paribas, secured by SACE, has restrictive

(In thousands of *Reais*, unless otherwise indicated)

clauses requiring compliance with certain financial ratios calculated on a half-yearly basis. Our subsidiary TIM Celular is in compliance with all the required financial ratios.

The financing that TIM Celular has obtained from the BNDES, for the purpose of expanding the mobile telephone network, also presents restrictive clauses requiring compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

In February 2012, TIM Celular drew down R$123 million from the BNDES, being the 3rd disbursement under the PSI (Investment Support Program) signed in 2010. This program provided interest rates (4.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms.

In December 2012, TIM Celular contracted with BNDES an increase in the total credit limit from R$1,510 million to R$3,674 million. From the total amount of R$2,164 million referring to the increase in the credit limit, R$1,983 million is destined to financing TIM Celular investments, and R$181 million is destined to financing Intelig Telecomunicações investments for the years 2012 and 2013.

In December 2012, TIM Celular raised R$1,000 million from BNDES, for a 7-year term, relating to the increase in the credit line contracted in December 2012, of which i) R$867 million at the cost of TJLP + 3,32% and ii) R$133 million referring to the 1st disbursement of the PSI (Investment Support Program) financing line. This program provided for interest rates (2.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms.

The transactions above described qualifiy within the scope of IAS 20 – Government Subsidies and Assistance. Therefore, using the effective interest rate method defined in IAS 39 – Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). Based on this comparison, the subsidy granted by the BNDES referring to the third disbursement, adjusted to fair value, resulted in approximately R$44 million, which was recorded in the "Advance Income from LT Government Subsidies" group of accounts and will be deferred for the useful life of the asset being financed and appropriated to the "Other Subvention Revenue" group of accounts.

In August 2012, TIM Fiber RJ and TIM Fiber SP (merged into TIM Celular) renegotiated the cost of the Bank Credit Certificates (CCB) payable up to September 2014, amounting to R$90 million, with Banco Itaú, reducing the interest rate on the loan from CDI + 0.90% p.a. to CDI + 0.75% p.a.

In December 2011 and July 2012, the subsidiary TIM Celular entered into financing agreements with the European Investment Bank (EIB) in the amount of EUR100 million each, totaling EUR200 million. Although the credit line is established in EURO, the contractual terms permit that the Company, at the time of drawing the amounts, choosing the funding currency among EURO, Brazilian Real or USD. The Company opted to receive the funding in USD.

In August 2012, TIM Celular raised R$248 million, equivalent to EUR100 million, referring to the credit facility granted by the European Investment Bank (BEI) in December 2011, which will

(In thousands of *Reais*, unless otherwise indicated)

become due in September 2019. Concomitantly with the loan, a swap transaction was contracted for full protection against exchange and interest rate variation risks up to maturity of the debt. The subsidiary TIM Celular intends to withdraw the remaining EUR100 million until the end of 2013.

In September 2012, TIM Celular transferred the Bank Credit Certificates amounting to R$150 million previously contracted with Santander to Banco do Brasil, reducing the CDI cost from 108% to 106.50% and extending its maturity date to September 2014.

In October 2012, TIM Celular transferred a Bank Credit Certificate in the amount of R$50 million, which was previously contracted with Santander, to Banco do Brasil, reducing the CDI cost from 108% to 106,50% and extending its maturity to October 2014.

In December 2012, TIM Celular transferred a transaction for onlending of funds raised abroad (CMN Resolution No. 2770) in the amount of R$150 million, which was previously contracted with Santander, to Banco do Brasil, reducing the CDI cost from 108% to 106,50% and extending its maturity to December 2014.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar and partially against changes in the fair value of its loans, which were pegged to fixed interest rates and the TJLP (long-term interest rate). Nevertheless, this is not subject to "hedge accounting".

The long-term portions of loans and financing as at December 31, 2012 mature as follows:

| | Consolidated |
|---|---|
| 2014 | 867,121 |
| 2015 | 466,101 |
| 2016 | 953,310 |
| 2017 | 503,984 |
| 2018 onwards | 648,566 |
| | 3,439,082 |

## Fair value of the loans

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the loan is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and has interest rates lower than those used in the ordinary BNDES operations. As mentioned, these credit lines fit in IAS 20 rules. Consequently, the BNDES credit lines are recorded at their fair value at the withdraw date.

A further transaction with extremely specific features is the loan from BNP. This is secured

(In thousands of *Reais*, unless otherwise indicated)

by SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the company's balance sheet.

Regarding the funds raised with Santander, Banco do Brasil, Bank of America, JP Morgan and Itaú, these transactions were closed recently. Given the short time frame between raising the funds and the year end, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the company identified differences between the fair and book values of the funds raised from BEI bank. The fair value of the transaction is R$16,712 higher than the accounting balance.

## 21 Labor obligations

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Social securities | 69 | 29 | 35,452 | 38,200 |
| Salaries and provisions payable | 66 | - | 84,989 | 95,718 |
| Employees' withholding | 69 | 51 | 12,842 | 11,885 |
| | 204 | 80 | 133,283 | 145,803 |

## 22 Indirect taxes, fees and contributions payable

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 Restated |
| ICMS | - | - | 497,489 | 489,734 |
| ANATEL taxes and fees | - | - | 316,709 | 283,407 |
| ISS | 39 | 32 | 57,860 | 52,534 |
| Other | - | - | 9,183 | 10,923 |
| | 39 | 32 | 881,241 | 836,598 |
| Current portion | (39) | (32) | (635,061) | (693,645) |
| Non-current portion | - | - | 246,180 | 142,953 |

According to Note 3.b, the Company reclassified the license renewal fee in the amount of R$12,024, classified as of December 31, 2011 under "Anatel taxes and fees". The reclassification was made from "Taxes, fees and contributions payable" to "Licenses payable".

(In thousands of *Reais*, unless otherwise indicated)

## 23 Direct taxes, fees and contributions payable

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Income tax and social contribution | 2,739 | - | 248,041 | 486,612 |
| PIS / COFINS | - | - | 118,265 | 121,671 |
| Other | 7 | 45 | 414,503 | 13,288 |
| | 2,746 | 45 | 380,809 | 621,571 |
| Current portion | (2,746) | (45) | (204,917) | (454,124) |
| Non-current portion | - | - | 175,892 | 167,447 |

During 2012, the Company opted to pay income tax and social contribution on a quarterly basis. Consequently, the amounts as of December 31, 2012 are lower than those recorded at the end of 2011.

## 24 Other liabilities

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Pre-paid services to be provided (*) | - | - | 328,070 | 256,778 |
| Reverse split of shares (**) and (*****) | 23,272 | 23,282 | 24,192 | 23,282 |
| Government subventions (***) | - | - | 73,480 | 37,094 |
| Advanced revenues (****) | - | - | 123,938 | 93,136 |
| Other liabilities | 12,861 | 10,778 | 15,462 | 21,554 |
| | 36,133 | 34,060 | 565,142 | 431,844 |
| Current portion | (6,361) | (4,279) | (372,942) | (287,156) |
| Non-current portion | 29,772 | 29,781 | 192,200 | 144,688 |

(*) This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

(**) On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares for each one (1) new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

On September 18, 2007, an auction was held on the São Paulo Stock Exchange – BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

(In thousands of *Reais*, unless otherwise indicated)

Furthermore, the balances in 2011 also show the amounts referring to the treasury shares mentioned in note 27-c

(***) In August 2010, funds began to be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to December 2012, the amount disbursed totaled R$428,000. This transaction is classified within the scope of IAS 20 Government Subsidies and Assistance. The subvention granted by the BNDES adjusted to present value resulted in R$85,751 and is being amortized according to the useful life of the asset being financed and appropriated to the "other (expenses) revenues, net" group (note 33).

(****) Refers mainly to sale contracts and reciprocal costly infrastructure of fiber optics

(*****) As mentioned in footnote 1, on July 18, 2012, at an Extraordinary Shareholders' Meeting, TIM Fiber RJ's shareholders approved a reverse split of its shares converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ. The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ at the moment of the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders' meeting that resolved on the reverse split.

## 25 Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Civil | - | - | 71,130 | 42,482 |
| Labor | 3,048 | 3,315 | 55,403 | 56,083 |
| Tax | 549 | 517 | 139,844 | 126,530 |
| Regulatory | - | - | 44,910 | 4,426 |
| | 3,597 | 3,832 | 311,287 | 229,521 |

The changes in the provision for contingencies can be summed up as follows:

| | 2011 | Additions net of reversals | Payments | Monetary adjustment | 2012 |
|---|---|---|---|---|---|
| Civil (a) | 42,482 | 177,777 | (155,528) | 6,399 | 71,130 |
| Labor (b) | 56,083 | 2,029 | (2,705) | (4) | 55,403 |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | | |
|---|---|---|---|---|---|
| Tax (c) | 126,530 | 22,525 | (18,639) | 9,428 | 139,844 |
| Regulatory (d) | 4,426 | 35,641 | (4,946) | 9,789 | 44,910 |
| | 229,521 | 237,972 | (181,818) | 25,612 | 311,287 |

(a) Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

*a.1. Consumer lawsuits*

The subsidiaries are parties to 80,377 lawsuits (versus 66,533 as at December 31, 2011), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, especially, for TIM Celular, alleged undue collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding improper charging and unjustified inclusion in bad debtors' lists.

*a.2. Class Actions*

There are four main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina, in the State of Pernambuco, and Juazeiro, in the State of Bahia, due to the existence of "state border areas"; (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets; (iii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against Intelig, which questions non-compliance with article 61 of Anatel Resolution 85 (retroactive charging); and (iv) a lawsuit filed by the Public Prosecutor's Office in Uberlândia also questioning non-compliance with article 61 of Anatel Resolution 85 (retroactive charging).

Due to the fact that said lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies.

b. Labor Contingencies

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal

(In thousands of *Reais*, unless otherwise indicated)

payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 10,823 labor claims as at December 31, 2012 (8,156 as at December 31, 2011) filed against the Company and its subsidiaries, most of them relates to claims that involve former employees of service providers.

Part of the lawsuits relates to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees.

Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. As at December 31, 2012, the accrual of these cases amounts to R$19,108 (R$21,081 in 2011).

c. Tax Contingencies

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been obtained in full or where formal procedures have not been strictly observed.

Tax contingencies arisen from the acquisition of Intelig, accrued in its PPA process, amounts to R$102,854.

In the case of federal taxes, provision has been made for five specific cases referring to isolated transactions where the procedures were allegedly incorrect, either in calculating the tax or in the compensation procedures. The amount provisioned for these five cases is R$20,599.

d. Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMG-STFC), Anatel filed some Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

During July 2012, amounts were accrued in relation to two PADOs for supposed non-fulfillment of quality goals established in the General Quality Goal Plan for the Personal Mobile Service (PGMQ-SMP). The total accrued for PADOS, together with other minor proceedings, was R$26,016.

The Company has exerted its best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision

(In thousands of *Reais*, unless otherwise indicated)

made by the Company reflects this assessment.

e. Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the financial statements as shown below:

| | Consolidated | |
|---|---|---|
| | **2012** | **2011** |
| Civil | 662,503 | 437,085 |
| Labor | 393,703 | 303,310 |
| Tax | 6,599,691 | 5,566,872 |
| Regulatory | 136,688 | 146,783 |
| | 7,792,585 | 6,454,050 |

The main actions where the risk of loss is classified as possible are described below:

e.1 Civil

*e.1.1.Class Actions*

There are several class actions against subsidiaries where the risk of loss is regarded as being probable. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer's warranty terms; (ii) an action filed against TIM Celular, and others, in the State of Rio de Janeiro, by the Office of Legal Aid, requiring that cell phones be exchanged in view of their essential nature; (iii) an action filed against TIM Celular in the State of Rio Grande do Sul, questioning the policy for exchanging defective handsets and requiring the creation of handset drop-off points for technical assistance in the company's stores in that state (iv) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that state; (v) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingu, Parauapebas, Marabá and Belém; (vi) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Lago da Pedra, Eugênio Barros and Carolina; and (vii) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Quiterianópolis, Ibiapina and Icapuí; (viii) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (ix) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari); (x) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state, in Manaus, Tabatinga, Humaitá and Tefé; (xi) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São

Joaquim, Campinópolis and Nova Xavantina; (xii) a lawsuit filed against TIM Celular in the State of Pernambuco, especially in the municipalities of Araripina, Ouricuri and Tabira; (xiii) lawsuits filed against TIM Celular in the State of Alagoas, questioning the quality of the services and the network in that State, especially in the municipalities of Arapiraca and Maceió; (xiv) a lawsuit filed against TIM Celular and other operators in the State of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District), as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xv) a lawsuit filed against TIM Celular in the State of Paraíba, questioning the quality of the services and the network in Pombal; (xvi) a lawsuit filed against TIM Celular in the State of Minas Gerais questioning the quality of the services and the network in that state and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xvii) a lawsuit filed against TIM Celular and other operators in the State of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such state; (xviii) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service and network in such state and the existence of relationship sectors in certain locations; (xix) two lawsuits filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in that state; (xx) a lawsuit filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in the city of Marabá; (xxi) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region; (xxii) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS without the consumer's prior consent; (xxiii) a lawsuit filed against TIM Celular in the State of Rio de Janeiro challenging the charging of amounts arising from contractual penalty for loss and theft of devices; and (xxiv) a lawsuit filed by the State Prosecution Office against TIM Celular challenging the sale of 3G broadband service and its publicity in the State.

Regarding class actions involving Intelig, the risk of loss of which is considered possible, the following is worth being emphasized: (i) public civil suit filed by the State of Rio de Janeiro involving publicity in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and DF; and (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Chapecó, Cascavel, Uberlândia, Fortaleza, DF, São Paulo and Recife.

*e.1.2. Other Actions and Proceedings*

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. However, at a new judgment held in November 2012, the Superior Court of Justice attributes the infringing effects to the Motion for Clarification filed by GVT, in order to deny TIM's Special Appeal e, therefore, uphold the preliminary injunction originally granted. TIM filed a new Motion for Clarification against this decision, which is pending judgment. In September 30, 2011, the judge in this case

confirmed the request for suspension of the act formulated by GVT until the work by ANATEL of ascertaining the VU-M reference amounts is concluded. In February 2012, GVT filed a counter motion in the case notes of the interlocutory appeal filed by VIVO (against the decision handed down by the original court, which had determined the suspension of the case). Upon receiving the decision handed down by the reporting judge of the interlocutory appeal, the court of the ordinary lawsuit handed down a decision ordering the parties to state their positions about the due progress of the case.

In the interlocutory appeal filed by TIM against the same decision, we stressed the need for the case to run its course. GVT entered into agreements with Claro and Vivo, having filed statements in the case records of the Lawsuit requiring the approval of the aforesaid agreements, which has not occurred as of this date. The Federal Prosecution Office required GVT to submit the agreements entered into, and the case judge required the parties to file a statement in the case records regarding a new act by Anatel (change in VU-M) as well as regarding the possibility of settlement.

In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010. The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to the Administrative Council of Economic Defense ("CADE") for judgment, also voting for the dismissal of the allegation of uniform conduct ("cartel"). The CADE has not yet handed down its judgment.

TIM Celular is a defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. Said company provided TIM with outsourced labor in Northern Brazil. Given TIM's decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM's defense and the reply from Gloria Souza & Cia have been submitted. A reconciliation hearing was held, to no avail. There is still no decision from the lower court.

A lawsuit has been brought against TIM Celular by the company INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$3,957. An appeal was filed against execution, requesting effect of *supersedeas*, by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of *supersedeas* having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action.

MCS was TIM's largest commercial partner in São Paulo (with approximately 40 stores). This

(In thousands of *Reais*, unless otherwise indicated)

commercial partnership had been in operation since 2003, and the agreement expired in January 2010. The contract was terminated on account of disagreements between the parties in relation to compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to blame TIM for its default and losses. It believes that its financial health has been negatively affected by the changes in TIM's remuneration policy. Even before the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to a competitor. In March 2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress and is currently under expert investigation phase.

SECIT proposed an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in area 4 (Minas Gerais). TIM presented its defense and the case is in the initial phase, currently under expert investigation phase. Thus there has been no decision by the lower court. The amount allocated to the case was R$9,758.

In December 2010, TIM Celular S/A filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO No. 53500.025648/2005 and of Act No. 62985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine. TIM filed an Appeal, and ANATEL also appealed of the unfavorable decision rendered against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

In addition to the lawsuits mentioned above, there are eight notices of violation filed by the Consumer Protection Foundation – Procon/SP against TIM Celular based on: (I) failure to comply with the rules of Decree No. 6,523/08, dealing with the Customer Call Center (SAC); (II) alleged abusive nature of the clauses contained in the Data Package Agreement; (III) absence of coverage for TIM Web and TIM Home services in certain locations; (IV) failure to comply with a request for cancellation of an agreement; (V) charging consumers for handsets not received; (VI) alleged failure to comply with State Law No. 13.220/08, involving the "No Call" register (prohibiting telemarketing); (VII) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers. The fines imposed by the Procon/SP vary from R$3,192 to R$6,487.

TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. There is still no decision at the judicial level for any of the cases mentioned.

Anatel also imposed a fine of R$3,595, referring to the alleged failure to meet the quality indicators of the General Quality Targets Plan (PGMQ) and those in the SMP Quality Indicator Regulations in the period from October 2004 to September 2006. TIM has filed the necessary suit to have the

(In thousands of *Reais*, unless otherwise indicated)

penalty annulled. In April 2012, the lawsuit was ruled partially valid so as to annul default charges before the expiration date of the fine. On April 24, 2012, TIM filed an appeal, and ANATEL also appealed against a portion of the unfavorable decision rendered against to it. On June 15, 2012, TIM filed counter-arguments against ANATEL appeal. Currently, we are awaiting the case records to be remitted to the Federal Regional Court of the 1st Region.

It is also worth noting the Collection Suit filed by Falkland Tecnologia em Telecomunicações S/A – "IPCorp", alleging to be a creditor of R$14,705 for the use of its Specialized Mobile Service – SME (interconnection) network. TIM has already filed a defense against this lawsuit, and the case records are currently under the evidence specification phase.

TIM has already requested expert evidence, which is pending granting. No lower level judgment has been rendered for this case so far.

Among the lawsuits of Intelig classified as a possible risk, worthy of note is the case filed by OROLIX Desenvolvimento de Sotware Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$5,433 based on alleged breach of contract. Intelig has submitted its defense, and the case records are currently under expert investigation, and in February 2012, Orolix filed a reply, but there is still no decision from the lower court.

e.2. Labor Claims

*e.2.1. Labor Claims*

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case records 01102-2006-024-03-00-0 refer to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals' decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil

(In thousands of *Reais*, unless otherwise indicated)

Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees' work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

### *e.2.2. Social Security*

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv)sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

### e.3. Tax Claims

(In thousands of *Reais*, unless otherwise indicated)

*e.3.1. IR and CSLL*

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144.

These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$84,742, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part at the administrative level totaling R$67,404 and part at the judicial level totaling R$17,338.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary and a decision at the administrative level is now awaited at the appellate level.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusion of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off

(In thousands of *Reais*, unless otherwise indicated)

penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary.

The first judgment at the administrative level was held, and the assessment notice was fully ratified. Additionally, the Company timely submitted its appeal to CARF, and, based on case law related to companies having similar causes, where such companies were rendered a favorable judgment, the Company maintains its estimate of possible loss.

*e.3.2. IRRF, CSLL and CIDE*

In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offseting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$72,499. We are awaiting the second administrative instance judgment.

In March 2005, TIM Celular filed a lawsuit aiming at the partial annulment of the tax assessment notice for IRPJ, civil year 2002, with respect to monetary variations arising from swap transactions and recomposition of negative income tax balance ascertained in DIPJ 2003 in the amount of R$33,175. We are awaiting the second administrative instance judgment.

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification is being challenged at the administrative level. After judgment, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. An administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus. In October 2012, the Federal Revenue Office pronounced itself regarding the exclusion of IRRF in the amount of R$30,098, maintaining the payment of CIDE in the amount of R$19,554. Against this decision, a hierarchical appeal was filed; however, it was denied in December. The Company will file an applicable legal measure to cancel the payment, which it deems to be undue.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of these tax assessment notices amounting R$1,029 was classified as probable loss and, therefore, provisioned in November 2011.

In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$35,662. We are awaiting the second administrative instance judgment.

In February 2012, TIM Celular received 2 tax assessment notices from the Federal Revenue Service

(In thousands of *Reais*, unless otherwise indicated)

in São Paulo, amounting to R$151,972, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested in good time by the subsidiary, and we are awaiting the first administrative instance judgment..

*e.3.3. ICMS*

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative proceedings the amount that is now being disputed is R$29,058 (the original tax assessment was for the sum of R$95,449).

In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the states of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The assessments are being contested at the administrative level and amount to R$64,931.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the "Fundo de Combate à Pobreza e às Desigualdades Sociais" (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative and judicial levels and add up to a total sum of R$70,539.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$16,406 and R$46,923 alleging failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and totalized R$63,329.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$368,401 and R$24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. One of the proceedings filed in the State of São was upheld at the administrative level and is currently being discussed at the judicial level, in the amount of R$82,390. This subsidiary intends to challenge the aforementioned collections at the higher court.

The subsidiary TIM Celular received tax assessment notices for the total sum of R$163,624 drawn up by the tax authorities of the States of Ceará, Pernambuco, São Paulo and Paraná in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative (R$49,449) and judicial (R$114,176) levels.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and

(In thousands of *Reais*, unless otherwise indicated)

Paraíba, in the respective amounts of R$24,047 and R$28,668 involving allege failure to pay ICMS levied on telecommunication services provided (pre-paid model) – outgoing telephone card operations. These assessments are being challenged at the administrative level.

In September 2007, November 2010, June, November and December 2011, and July and November 2012, TIM Celular received 10 assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraiba, Paraná and Bahia for an amount of R$485,479 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative (R$366,189) and judicial (R$119,290) levels.

In March 2011, TIM Celular received a tax assessment notice drawn up by the state of Goiás regarding the requirement of an isolated fine arising from alleged failure to record tax receipts from telecommunications services (interconnection), the entries of which were made in January and December 2007, in the 2007 Entry Register, and in January and February 2008, in the total amount of R$43,197. The proceeding in question was settled in the amount of R$2,414 at the end of 2012, with a discount of 95% on the penalty.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged by the subsidiary at the administrative level.

In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the state of São Paulo regarding alleged undue ICMS tax credit, due to annulment of Telecom services as a result of undue invoicing/subscription fraud from March to December 2008, as well as regarding alleged undue ICMS tax credit and overpayment in August and September 2008, in the amount of R$19,165.

In July, September and October 2011 and December 2012, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraiba and Minas Gerais in the amount of R$304,988, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative level.

In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to August 2011. This assessment is being contested by the subsidiary at the administrative level.

In December 2011, Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state. This assessment is being contested by the subsidiary at the judicial level.

(In thousands of *Reais*, unless otherwise indicated)

In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$34,638, regarding the administrative collection made in the year 2009. In October 2012, the Tax Execution was received. The advanced guarantee previously offered was transferred to the Tax Execution, and a motion for execution was filed.

In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also in the judicial level, through a Writ of Mandamus.

In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the state of São Paulo, in the amount of R$56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the state of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to alleged undue ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$21,159 and R$16,463 respectively, which total R$37,622. The subsidiary is discussing these assessments at the first administrative instance.

In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

*e.3.4. Municipal claims*

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

In March 2011, TIM Celular filed a lawsuit aiming to discuss 71 tax assessment notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company's several revenue accounts, in the amount of R$31,447. Recently, TIM Celular became aware of the unsuccessful closing at the administrative level and is already arranging the issuance of judicial guarantees to anticipate the discussion of the merit at the judicial level.

e.3.5. FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary TIM Celular that based on the provisions contained in the pertinent legislation

(In thousands of *Reais*, unless otherwise indicated)

(including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period total a possible loss of R$710,738.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$59,902 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2007, respectively. The aforementioned assessments are being challenged at the administrative level.

*e.3.6. FUNTTEL – Telecommunications Technological Development Fund*

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$294,228, in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

e.4. Regulatory proceedings

e.4.1) TIM Celular is authorized to provide SMP services in all Brazilian states for an indefinite period, and to use the associated radio frequencies, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by ANATEL determined a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals. These decisions have been challenged by the administrative appeal (Case No. 53500.008519/2012), Request for Reconsideration (Case No. 53500.009876/2009) and Legal Suit (Suit for Consignment in Payment and Writ of Mandamus) filed by TIM Celular, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to revenues from their service plans. By means of Orders from the Presidential Office issued in September 2011, Anatel overruled the suspensive effect requested by TIM Celular through an appeal. In the light of

(In thousands of *Reais*, unless otherwise indicated)

this, in November 2011, the company filed a Writ of Mandamus against Anatel, which successfully led to the suspension of the enforceability of the debits associated to this charge.

Also in November 2011, Anatel published Abstract 11/2011, in which the Director of the agency explained his understanding regarding the levying of interconnection revenue for STFC concessionaires when calculating the onus (2% of the revenues) arising from extending STFC concession agreements.

On April 30, 2012, TIM Celular filed a Suit for Consignment in Payment No. 0020904-41.2012.4.01.3400, making a court deposit of the amounts corresponding to the payment of a 2% lien on revenues from SMP plans, which expired in 2012. In this sense, it requested processing of the Appeal filed as required. On May 30, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Appeal filed under Case No. 53500.008519/2012. Nevertheless, the Injunction was not granted.

On May 30, 2012, TIM Celular filed a Request for Reconsideration, in case records No. 53500.007487/2011, due to the decision rendered by Anatel rejecting the Appeal filed. On May 31, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Request for Reconsideration filed. However, the Injunction was not granted, and, through Order No. 5458/2012-CD, published in the Federal Official Gazette on September 3, 2012, Anatel decided to take cognizance of the Request for Reconsideration filed by TIM Celular in the case records so as to reject it on the merits. TIM Celular took the legal measures applicable so as to ensure unenforceability of this debt and filed an Action for Annulment, which was challenged by Anatel. TIM Celular submitted its Reply in January 2013. This case is pending judgment.

On November 27, 2012, Anatel published Precedent No. 13/2012, whereby the Board of Directors of this Agency issues its understanding that "The base for calculation of the amount payable for the renewal of the right to use radio frequencies, as set forth in the Instruments of Authorization for the provision of the Personal Mobile Service (SMP), includes, among others, revenue from interconnection and from additional conveniences as well as operating revenue from the provision of SMP." Thus, on December 21, 2012, TIM submitted to Anatel the Request for Annulment of Precedent No. 13/2012, which is contingent on the analysis conducted on December 31, 2012.

e.4.2) Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from ANATEL for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

| State | Instrument of authorization | Expiry Date | Act | Amount |
|---|---|---|---|---|
| Paraná (excluding the municipalities of Londrina and Tamarana) | 002/2006/PVCP/SPV | 09/03/2022 | 57.551 dated 4/13/2006 | R$80,066 |
| Santa Catarina | 074/2008/PVCP/SPV | 09/30/2023 | 5.520 dated 9/18/2008 | R$54,026 |
| Municipality and region of Pelotas in Rio Grande do Sul | 001/2009/PVCP/SPV | 4/14//2024 | 1.848 dated 4/13/2009 | R$333 |
| Ceará | 089/2008/PVCP/SPV | 11/28/2023 | 7.385 dated 11/27/2008 | R$41,728 |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | |
|---|---|---|---|---|
| Alagoas | 045/2008/PVCP/SPV | 12/15/2023 | 7.383 dated 11/27/2008 | R$20,038 |
| Rio Grande do Norte | 050/2008/PVCP/SPV | 12/31/2023 | 7.390 dated 11/27/2008 | R$15,021 |
| Paraíba | 047/2008/PVCP/SPV | 12/31/2023 | 7.386 dated 11/27/2008 | R$19,844 |
| Piauí | 049/2008/PVCP/SPV | 3/27/2024 | 7.389 dated 11/27/2008 | R$13,497 |
| Pernambuco | 089/2008/PVCP/SPV | 5/15/2024 | 7.388 dated 11/27/2008 | R$54,000 |

The demand for payment of TFI is a result of Anatel's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded. Also referred to, as the terms of authorization, the subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

In the event of failure to comply with the obligations set forth in the License Agreements or call notices for 3G radio-frequencies, TIM Celular is subject to the opening of PADO, which may result in subsequent monetary sanctions. Anatel may validate the timely compliance with the obligations due in year 2010 for 17 municipalities.

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization or call notices for the 3G radio frequencies; and (iii) under the regulations of SMP and STFC.

The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration, explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

## 26 Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 |
| Opening balance | 261,918 | 255,737 |
| Additions recorded throughout the period, net of write-offs | 36,890 | 6,181 |

(In thousands of *Reais*, unless otherwise indicated)

| | | |
|---|---|---|
| Closing balance | 298,808 | 261,918 |

The provision is recorded based on the following assumptions:

- The unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

- A time table for the dismantlings is estimated based on the useful life of the assets and the estimated costs are allocated through this time table updated by the Company's expected inflation rate. The Company's expected inflation rate is aligned with the projections prepared by the main market institutions; e

- The rate used to discount the cash flows is the average debt cost (7.70% p.a as of December 31, 2012 and 10% p.a. as of December 31, 2011).

## 27 Shareholders' equity

### a. Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 (four billion, four hundred and fifty million) common shares.

The subscribed capital is represented by shares without par value, distributed as follows:

| | 2012 | 2011 |
|---|---|---|
| Number of common shares | 2,417,632,647 | 2,417,632,647 |

During the third quarter of 2011 the Company became part of the "Novo Mercado" segment of the BM&F/Bovespa. Having migrated to this segment, the Company no longer has preferred shares, the former preferred shares having been converted to common shares in the ratio of 0,8406 common shares for each preferred share.

On October 4, 2011, the Company brought to a close the process for the primary public offering of 190,796,858 common shares. The offering was closed at a price of R$8,60 (eight *Reais* and sixty cents) per share. As a result, TIM Participações raised R$1,640,854. The funds were recorded by the company in October 2011.

Furthermore, the Company granted Morgan Stanley S.A. and Morgan Stanley & Co. LLC an option for the public distribution of a supplementary allotment of 9,461,510 common shares. The purpose of this mandate was exclusively to meet the excess demand detected in the public offering mentioned in the previous paragraph. The options were exercised in October 2011 at R$8,60 (eight *Reais* and sixty cents) per share, resulting in a further increase in the Company's capital of R$81,368.

(In thousands of *Reais*, unless otherwise indicated)

The direct costs involved in this funding process, amounting to R$47,117, were booked to the capital stock reduction account as provided for in IAS 39.

The closure of the public offering brought no relevant alterations (in excess of 5% of total capital stock) to the equity interests held by the Group's shareholders.

b. Capital reserves

The capital reserves are comprised as follows:

| | 2012 | 2011 |
|---|---|---|
| Special goodwill reserve | 380,560 | 380,560 |
| Capital reserve – stock options | 6,440 | 3,929 |
| | 387,000 | 384,489 |

*Special goodwill reserve*

The special goodwill reserve arose from the following transactions:

*(i) Takeover of the former subsidiaries TIM Sul and TIM NE – acquisition of minority shares*

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações at that time, recording goodwill amounting to R$157,556.

*(ii) Acquisition of the shares of Holdco – purchase of Intelig*

On December 30, 2009, the Special general Meeting of TIM Participações approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of

(In thousands of *Reais*, unless otherwise indicated)

R$223,004.

*Stock options*

The balances relating to the expenses of the Company and its subsidiaries for the stock options granted to their employees are shown in the capital reserve account.

c. Treasury Shares

On July 26, 2011, the period ended for holders of the Company's preferred stock to manifest their disagreement with the entry into the "Novo Mercado" segment of the BM&F/Bovespa. Only one shareholder with 84,300 preferred shares exercised the right of withdrawal. In August 2011, his shares were acquired by the Company, based on the equity value per share as at December 31, 2010 and calculated to four decimal places (R$4,1628 per share).

Furthermore, as decided by the Special General Meeting dated June 22, 2011, only whole numbers of the Company's common shares were delivered to non-dissenting preferred shareholders. The fractions of common shares arising from the conversion were also paid in August 2011 at the same reimbursement price paid to dissenting shareholders. In all, the total of the fractions of common shares totaled 725,026 shares.

d. Profit reserves

*Legal reserve*

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

*Reserve for expansion*

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects, and is supported by the capital budget.

According to the Company's bylaws, the reserve for expansion may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

e. Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

On April 11, 2012, the Ordinary and Extraordinary Shareholders' Meeting of TIM Participações S.A. approved the payment of supplementary dividends (higher than the minimum compulsory dividends) amounting to R$229,160.

As stipulated in its latest bylaws approved on June 22, 2011, the Company must distribute a

(In thousands of *Reais*, unless otherwise indicated)

mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

Dividends were calculated as follows:

| | 2012 | 2011 |
|---|---|---|
| Net income for the year | 1,448,888 | 1,281,228 |
| (-)Legal reserve | (72,444) | (64,061) |
| Adjusted net income | 1,376,444 | 1,217,167 |
| Dividends to be distributed | | |
| Minimum dividends calculated based on 25% of the adjusted income | 344,111 | 304,292 |
| Dividends per share (amounts in *Reais*) | 0,1423 | 0,1259 |

## 28 Stock Options

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company's share price against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the company has no legal or informal obligation to repurchase or settle the options in cash.

Regarding the 2011 Grant, one-third of the options could be exercised at the end of July 2012, another one-third may be exercised at the end of the first half of 2013 and the remaining portion may be exercised at the end of the first half of 2014. The performance conditions of this grant are measured in the three-year period from 2011 to 2013, and the measurement occurs in July of each year.

Regarding the 2012 Grant, one-third of the options may be exercised in the beginning of September 2013, another one-third may be exercised in the beginning of September 2014 and the remaining portion may be exercised in the beginning of September 2015. The performance conditions of this grant are measured in the three-year period from 2012 to 2014, and the measurement occur in August of each year.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for monthly and, at the end of 2012 totalized R$2,511.

<u>2011 Grant</u>

(In thousands of *Reais*, unless otherwise indicated)

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This measure took into account the Company's trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. As at December 31, 2012, 944,520 options may be considered vested. However, none of the participants exercised the option to buy in the established period.

The significant data included in the model were the following: average weighted share price of R$8.31 on the grant date; exercise price of R$8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2012 Grant

On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices from July 1, 2012, to August 31, 2012.

On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. As at December 31, 2012, there were no exercisable options.

The significant data included in the model were the following: weighted average share price of R$8.96 on the grant date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

## 29 Net operating revenue

| | Consolidated | |
|---|---|---|
| | **2012** | **2011** |
| Service revenue – Mobile | | |
| Subscription and use | 11,086,671 | 10,264,716 |
| Network use | 3,969,138 | 3,849,408 |
| Long distance | 3,217,921 | 3,181,214 |
| VAS - Additional services | 4,404,832 | 3,166,437 |
| Others | 201,265 | 229,829 |
| | 22,879,827 | 20,691,604 |
| Service revenue – Landline | 1,470,259 | 1,525,446 |
| Service revenue | 24,350,086 | 22,217,050 |
| Goods sold | 3,405,726 | 2,540,516 |
| Gross operating revenue | 27,755,812 | 24,757,566 |

(In thousands of *Reais*, unless otherwise indicated)

| | | |
|---|---|---|
| Deductions from gross revenue | | |
| Taxes | (5,954,837) | (5,385,338) |
| Discounts given | (2,774,672) | (2,092,406) |
| Returns and other | (262,356) | (193,845) |
| | (8,991,865) | (7,671,589) |
| Total net revenue | 18,763,947 | 17,085,977 |

## 30 Cost of services provided and goods sold

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 Restated |
| Personnel | (61,632) | (40,348) |
| Third party services | (385,357) | (324,098) |
| Interconnection | (4,659,052) | (4,132,950) |
| Depreciation and amortization | (1,861,980) | (1,717,476) |
| ANATEL fees | (11,767) | (9,633) |
| Rentals and insurance | (277,483) | (232,643) |
| Others | (18,735) | (22,939) |
| Cost of services provided | (7,276,006) | (6,480,087) |
| Cost of goods sold | (2,604,978) | (2,062,552) |
| | (9,880,984) | (8,542,639) |

## 31 Sales expenses

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 Restated |
| Personnel | (501,563) | (451,761) |
| Third party services | (2,164,639) | (2,287,061) |
| Advertising and publicity | (537,765) | (530,145) |
| Impairment of accounts receivables | (250,972) | (231,529) |
| ANATEL fees | (1,027,594) | (1,037,066) |
| Depreciation and amortization | (178,691) | (231,468) |
| Rentals and insurance | (57,399) | (38,442) |
| Other | (55,538) | (41,040) |
| | (4,774,161) | (4,848,512) |

## 32 General and administrative expenses

(In thousands of *Reais*, unless otherwise indicated)

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Personnel | (3,085) | 3,959 | (165,837) | (140,719) |
| Third party services | (5,730) | (6,069) | (446,548) | (422,331) |
| Depreciation and amortization | - | - | (312,714) | (320,036) |
| Rentals and insurance | (172) | (139) | (73,196) | (58,804) |
| Other | (551) | (311) | (31,648) | (21,504) |
| | (9,538) | (2,560) | (1,029,943) | (963,394) |

## 33 Other (expenses) revenues, net

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 Restated |
| Revenues | | | | |
| Subvention income, net | - | - | 7,542 | 3,683 |
| Fines on telecommunications services | - | - | 37,542 | 32,155 |
| Other operating revenue | - | - | (11,146) | 21,301 |
| | - | - | 33,938 | 57,139 |
| Expenses | | | | |
| FUST/FUNTTEL | - | - | (183,224) | (224,136) |
| Taxes, fees and contributions | (1) | - | (2,624) | (1,994) |
| Provision for contingencies – net of reversal | (559) | (812) | (238,265) | (155,473) |
| Other operating expenses | (7) | (320) | (32,036) | (17,641) |
| | (567) | (1,132) | (456,149) | (399,244) |
| Amortization of concessions | - | - | (335,203) | (326,988) |
| | (567) | (1,132) | (791,352) | (726,232) |
| Other operating expenses, net | (567) | (1,132) | (757,414) | (669,093) |

## 34 Financial revenue

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Interest on financial investments | 1,775 | 2,754 | 153,026 | 205,408 |
| Interest received from clients | - | - | 68,837 | 48,871 |
| Monetary adjustment | 12,141 | 845 | 80,719 | 57,251 |
| Other revenue | - | - | 1,452 | (1,009) |
| | 13,919 | 3,599 | 304,034 | 310,521 |

(In thousands of *Reais*, unless otherwise indicated)

## 35 Financial expenses

| | Parent Company | | Consolidated | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Interest on loans and financing | - | - | (227,764) | (251,101) |
| Interest paid to suppliers | - | - | (21,261) | (13,802) |
| Interest on taxes and fees | (5) | (2,969) | (15,732) | (54,907) |
| Monetary adjustment | 1 | (153) | (77,248) | (32,291) |
| Discounts given | - | - | (71,325) | (66,347) |
| Other expenses | 8,031 | (84) | (14,786) | (30,331) |
| | 8,027 | (3,206) | (428,116) | (448,779) |

## 36 Changes in exchange rate, net

| | 2012 | 2011 | 2012 | 2011 |
|---|---|---|---|---|
| Revenues | | | | |
| Loans and financing | - | - | 191,768 | 116,258 |
| Suppliers | 7 | 3 | 9,758 | 10,903 |
| Swap | - | - | 491,165 | 403,530 |
| Others | - | - | 34,078 | 32,799 |
| | 7 | 3 | 726,769 | 563,490 |
| Expenses | | | | |
| Loans and financing | - | - | (313,172) | (232,601) |
| Suppliers | (17) | (6) | (21,724) | (16,558) |
| Swap | - | - | (409,227) | (392,210) |
| Others | - | - | (26,529) | (22,721) |
| | (17) | (6) | (770,652) | (664,090) |
| Changes in exchange rate, net | (10) | (3) | (43,883) | (100,600) |

## 37 Income tax and social contribution

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 Restated |
| **Current tax** | | |
| Income tax for the period | (360,491) | (334,375) |
| Social contribution tax for the period | (133,472) | (120,718) |
| Tax incentive – ADENE | 82,399 | 142,039 |
| Others | - | 3,656 |
| | (411,564) | (309,398) |

**Deferred income tax**

(In thousands of *Reais*, unless otherwise indicated)

| | | |
|---|---|---|
| Deferred income tax | (213,641) | (184,090) |
| Deferred social contribution | (76,937) | (52,148) |
| | (290,578) | (236,238) |
| Provision for contingencies of income tax and social contribution | (2,450) | - |
| | (704,592) | (545,636) |

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

| | Consolidated | |
|---|---|---|
| | **2012** | **2011** |
| Income before income tax and social contribution | 2,153,480 | 1,823,481 |
| Combined tax rate | 34% | 34% |
| Income and social contribution taxes at the combined tax rate | (732,183) | (619,984) |
| (Additions)/exclusions: | | |
| Unrecognized tax losses and temporary differences | (72,792) | (31,667) |
| Deemed cost | (34,000) | - |
| Technological inovation | (6,377) | - |
| Tax incentive – ADENE – current period | 82,400 | 142,039 |
| Deferred IR/CS over REFIS | - | (25,680) |
| Permanent additions | - | (7,120) |
| Realization of deferred IR and CS - TIM Fiber SP and TIM Fiber RJ merger | 67,977 | - |
| Other amounts | (9,617) | (3,224) |
| | 27,591 | 74,348 |
| Income and social contribution taxes charged to income for the period | (704,592) | (545,636) |

According to the Decree 3,000 / 1999, the tax savings related to the exemptions and reductions attributable to the ADENE tax benefits shall not be distributed to the shareholders and will constitute capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules. Consequently the constitution of capital reserves amounting to R$82,400 would be proposed to this subsidiary related to the total 2012 benefit.

The accumulated balances of tax benefits compliant to these criteria amount to R$451,411 as of December 31, 2012.

## 38 Earnings per share

### (a) Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the company by the weighted average number of shares issued during the year.

(In thousands of *Reais*, unless otherwise indicated)

| | 2012 | 2011 |
|---|---|---|
| Income attributable to shareholders of the company | 1,448,888 | 1,277,845 |
| Weighted average number of shares issued (thousands) | 2,416,837 | 2,263,662 |
| Basic earnings per share – in R$ | 0.59950 | 0.5645 |

### (b) Diluted Earnings

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

| | 2012 | 2011 |
|---|---|---|
| Earnings attributable to company shareholders | 1,448,888 | 1,277,845 |
| Average weighted number of common shares issued (thousands) | 2.417.092 | 2,264,810 |
| Diluted earnings per share | 0,59943 | 0,5642 |

## 39 Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

| | Assets | |
|---|---|---|
| | 2012 | 2011 |
| Telecom Personnel Argentina (1) | 935 | 1,868 |
| Telecom Italia Sparkle (1) | 32,925 | 22,254 |
| Telecom Italia S.p.A. (2) | - | 10,315 |
| Lan Group (4) | 9,919 | - |
| Others | 4,104 | 3,141 |
| Total | 47,883 | 37,578 |

| | Liabilities | |
|---|---|---|
| | 2012 | 2011 |
| Telecom Italia S.p.A. (2) | 20,702 | 31,879 |
| Telecom Personel Argentina (1) | 1,462 | 2,676 |
| Telecom Italia Sparkle (1) | 11,386 | 6,672 |
| Italtel (3) | 23,975 | 22,257 |
| Others | 9,714 | 10,343 |

(In thousands of *Reais*, unless otherwise indicated)

| | | |
|---|---|---|
| Total | 67,239 | 73,827 |

| | Revenue | |
|---|---|---|
| | 2012 | 2012 |
| Telecom Italia S.p.A. (2) | 2,769 | 17,796 |
| Telecom Personel Argentina (1) | 4,943 | 3,840 |
| Telecom Italia Sparkle (1) | 54,615 | 33,883 |
| Other | 1,534 | 1,511 |
| Total | 63,861 | 57,030 |

| | Cost/Expense | |
|---|---|---|
| | 2012 | 2011 |
| Telecom Italia S.p.A. (2) | 4,284 | 15,629 |
| Telecom Italia Sparkle (1) | 32,556 | 20,865 |
| Telecom Personel Argentina (1) | 6,999 | 6,714 |
| Lan Group (4) | 26,343 | 19,151 |
| Others | 11,491 | 1,572 |
| Total | 81,673 | 63,931 |

(1) These amounts refer to roaming, value-added services (VAS) and assignment of means.
(2) These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).
(3) The amounts refer to the development and maintenance of software used in invoicing telecommunications services.
(4) The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

## 40 Transactions with Telefonica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the entire capital of Olimpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A ("Telco"). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefônica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation *de facto* and *ipso jure* in Brazil, so that Telefónica's participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and

(In thousands of *Reais*, unless otherwise indicated)

strategic decisions made by TIM's Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

As at December 31, 2012, exclusive agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (long-distance code) at regular prices and conditions, in accordance with the applicable legislation. As at December 31, 2012, the receivables and payables arising from these agreements amounted to R$178,817 and R$134,878 respectively (R$166,709 and R$137,859 as at December 31, 2011). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$1,476,804 and R$1,169,096 (R$1,409,543 and R$1,028,333 as at December 31, 2011) respectively.

## 41 Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As at December 31, 2012, the subsidiaries' financing indexed to foreign currency was fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market's current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the part of the financing to a percentage of the CDI. Any gains or losses arising

(In thousands of *Reais*, unless otherwise indicated)

from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as at December 31, 2012, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii) Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. As at December 31, 2012 and 2011, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As at December 31, 2012 and 2011, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

| | 2012 | 2011 |
|---|---|---|

(In thousands of *Reais*, unless otherwise indicated)

| | Assets | Liabilities | Net | Assets | Liabilities | Net |
|---|---|---|---|---|---|---|
| Derivative financial instruments | 188,807 | (78,205) | 110,602 | 121,204 | (166,133) | (44,929) |
| Current portion | 104,712 | (42,061) | 62,651 | 55,889 | (77,055) | (21,166) |
| Non-current portion | 84,095 | (36,144) | 47,951 | 65,315 | (89,078) | (23,763) |

The consolidated financial derivative instruments with long-term maturities as at December 31, 2012 have the following maturity schedule:

| | Assets | Liabilities |
|---|---|---|
| 2014 | - | (9,619) |
| 2015 | - | (4,251) |
| 2016 | 64,770 | (16,580) |
| 2017 | 14,768 | (1,725) |
| 2018 onwards | 4,557 | (3,969) |
| | 84,095 | (36,144) |

**Consolidated financial assets and liabilities measured at fair value:**

| 2012 | Level 1 | Level 2 | Total |
|---|---|---|---|
| **Assets** | | | |
| Financial assets valued at fair value through profit or loss | | | |
| - Trading securities | 4,060,354 | | 4,060,354 |
| - Derivatives used for hedging purposes | | 188,807 | 188,807 |
| **Total assets** | **4,060,354** | **188,807** | **4,249,161** |
| **Liabilities** | | | |
| Financial liabilities valued at fair value through profit or loss | | | |
| - Derivatives used for hedging purposes | | 78,205 | 78,205 |
| **Total liabilities** | - | **78,205** | **78,205** |

| 2011 | Level 1 | Level 2 | Total |
|---|---|---|---|
| **Assets** | | | |
| Financial assets valued at fair value through profit or loss | | | |
| - Trading securities | 3,154,496 | | 3,154,496 |
| - Derivatives used for hedging purposes | | 121,204 | 121,204 |
| **Total assets** | **3,154,496** | **121,204** | **3,275,700** |
| **Liabilities** | | | |
| Financial liabilities valued at fair value through profit or loss | | | |

(In thousands of *Reais*, unless otherwise indicated)

| | | | |
|---|---|---|---|
| - Derivatives used for hedging purposes | - | 166,133 | 166,133 |
| **Total liabilities** | - | **166,133** | **166,133** |

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

- Quoted market prices of financial institutions or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

**Financial instruments by category**

The Company's financial instruments by category can be summarized as follows:

| | | | **Consolidated** |
|---|---|---|---|
| | **Receivables** | **Assets valued at fair value through profit or loss** | **Total** |
| December 31, 2012 | | | |
| **Assets, according to balance sheet** | | | |
| Derivative financial instruments | - | 188,807 | 188,807 |
| Trade accounts receivable and other accounts receivable, excluding prepayments | 3,172,176 | - | 3,172,176 |
| Financial assets valued at fair value through profit or loss | - | 4,060,354 | 4,060,354 |

(In thousands of *Reais*, unless otherwise indicated)

| | | | |
|---|---|---|---|
| Cash and cash equivalents | 370,236 | - | 370,236 |
| | 3,542,412 | 4,249,161 | 7,791,573 |

| | Consolidated | | |
|---|---|---|---|
| | **Liabilities valued at fair value through profit or loss** | **Other financial liabilities** | **Total** |
| December 31, 2012 | | | |
| **Liabilities, according to balance sheet** | | | |
| Loans | | 4,390,095 | 4,390,095 |
| Derivative financial instruments | 78,205 | - | 78,205 |
| Suppliers and other obligations, except legal obligations | - | 4,293,121 | 4,293,121 |
| | 78,205 | 8,683,216 | 8,761,421 |

| | Consolidated | | |
|---|---|---|---|
| | **Receivables** | **Assets valued at fair value through profit or loss** | **Total** |
| December 31, 2011 | | | |
| **Assets, according to balance sheet** | | | |
| Derivative financial instruments | | 121,204 | 121,204 |
| Trade accounts receivable and other accounts receivable, excluding prepayments | 3,345,494 | | 3,345,494 |
| Financial assets valued at fair value through profit or loss | | 3,154,496 | 3,154,496 |
| Cash and cash equivalents | 110,231 | | 110,231 |
| | 3,455,725 | 3,275,700 | **6,731,425** |

| | Consolidated | | |
|---|---|---|---|
| | **Liabilities valued at fair value through profit or loss** | **Other financial liabilities** | **Total** |
| December 31, 2011 | | | |
| **Liabilities, according to balance sheet** | | | |
| Loans | | 3,660,583 | 3,660,583 |
| Derivative financial instruments | 166,133 | | 166,133 |
| Suppliers and other obligations, excluding legal obligations | | 3,709,301 | 3,709,301 |
| | **166,133** | **7,369,884** | **7,536,017** |

Capital management

(In thousands of *Reais*, unless otherwise indicated)

The Company's objectives in managing its capital are to safeguard the Group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

The Company's policy for protection against financial risks - Summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries' cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

As at December 31, 2012 and 2011, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as at December 31, 2012 and 2011:

December 31, 2012

| | | COUNTERPARTY | | | | | AVERAGE SWAP RATES | |
|---|---|---|---|---|---|---|---|---|
| CURRENCY | Type of SWAP | DEBT | SWAP | Total Debt | Total Swap (Active Leg Accrual) | % Coverage | Active Leg | Passive Leg |
| R$ | PRE X DI | BNB | Santander | 38,743 | 5,978 | 15% | 10.54% | 69.80% of CDI |
| R$ | TJLP X DI | BNDES | Santander, Itaú | 1,894,790 | 55,631 | 3% | TJLP + 4.2% | 91.43% of CDI |
| USD | LIBOR X DI | BEI | Santander, CITI, MS and BOFA | 836,562 | 836,538 | 100% | LIBOR 6M + 0.74% | 95.02% of CDI |
| USD | LIBOR X DI | BNP | CITI, BES | 244,723 | 244,723 | 100% | LIBOR 6M + 2.53% | 95.01% of CDI |
| USD | LIBOR X DI | BOFA | BOFA | 244,964 | 244,985 | 100% | (LIBOR 3M + 1.25%) x 1,18 | 92.00% of CDI |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| USD | PRE X DI | JP Morgan | JP Morgan | 205,280 | 205,444 | 100% | 1.84% | 92.50% of CDI |

December 31, 2011

| Currency | Type of de SWAP | Debt (COUNTERPARTY) | SWAP (COUNTERPARTY) | Total debt | Total Swap (Active leg Accrual) | % of Coverage | Active leg (AVERAGE SWAP RATES) | Passive leg (AVERAGE SWAP RATES) |
|---|---|---|---|---|---|---|---|---|
| R$ | PRE X DI | BNB | Santander + ITAÚ | 73,735 | 28,992 | 39% | 10.96% | 72.02% of CDI |
| R$ | TJLP X DI | BNDES | Santander + ITAÚ | 1,575,385 | 139,140 | 9% | TJLP + 4.2% | 91.43% of CDI |
| USD | LIBOR X DI | BEI | Santander+ CITI + MS | 532,124 | 532,124 | 100% | LIBOR 6M + 0.62% | 95.42% of CDI |
| USD | LIBOR X DI | BNP | CITI + BES | 267,774 | 267,768 | 100% | LIBOR 6M + 2.53% | 95.01% of CDI |
| USD | LIBOR X DI | BOFA | BOFA | 223,382 | 223,401 | 100% | (LIBOR 3M + 1.25%) x 1.18 | 92.00% of CDI |
| USD | PRE X DI | JP Morgan | JP Morgan | 187,196 | 187,347 | 100% | 1.84% | 92.50% of CDI |

| | Object | Currency | Reference (Notional) Amount 2012 | Reference (Notional) Amount 2011 | Fair Value 2012 | Fair Value 2011 |
|---|---|---|---|---|---|---|
| **Fixed interest risk vs. CDI** | Part of financing obtained from BNB | BRL | 2,798 | 14,443 | | |
| Active position | | | | | 6,008 | 29,080 |
| Passive position | | | | | (5,062) | (25,185) |
| **Net balance** | | | | | 946 | **3,895** |
| **TJLP risk vs. CDI** | Part of financing obtained from BNDES | BRL | 55,052 | 137,631 | | |
| Active position | | | | | 56,167 | 141,036 |
| Passive position | | | | | (55,069) | (137,287) |
| **Net balance** | | | | | 1,098 | **3,749** |
| **USD exchange risk vs. CDI** | Full protection against exchange variation risk granted by banks BNP Paribas, BEI, BOFA and JP Morgan | USD | 1,406,316 | 1,213,820 | | |
| Active position | | | | | 1,515,769 | 1,160,165 |
| Passive position | | | | | (1,407,210) | (1,212,738) |
| **Net balance** | | | | | 108,559 | **(52,573)** |
| **Total** | | | 1,464,166 | **1,365,894** | 110,603 | **(44,929)** |

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

(In thousands of *Reais*, unless otherwise indicated)

| Description | 2012 | Probable Scenario | Possible Scenario | Remote Scenario |
|---|---|---|---|---|
| Fixed-rate debt (partial amount) | 6,008 | 6,008 | 5,993 | 5,977 |
| Fair value of swaps receivable | 6,008 | 6,008 | 5,993 | 5,977 |
| Fair value of swaps payable | (5,062) | (5,062) | (5,058) | (5,055) |
| **Net swap exposure** | 946 | 946 | 935 | 922 |
| TJLP-indexed debt (partial amount) | 56,167 | 56,167 | 55,873 | 55,584 |
| Fair value of swaps receivable | 56,167 | 56,167 | 55,873 | 55,584 |
| Fair value of swaps payable | (55,069) | (55,069) | (55,074) | (55,079) |
| **Net swap exposure** | 1,098 | 1,098 | 799 | 505 |
| USD-indexed debit (BNP Paraibas, BEI, BOFA and JP Morgan) | 1,515,769 | 1,515,769 | 1,906,969 | 2,301,682 |
| Fair value of swap receivable | 1,515,769 | 1,515,769 | 1,906,969 | 2,301,682 |
| Fair value of swap payable | (1,407,210) | (1,407,210) | (1,407,539) | (1,408,124) |
| **Net swap exposure** | 108,559 | 108,559 | 499,430 | 893,558 |

Because the subsidiaries own financial derivative instruments intended only to safeguard their financial debt, the changes in the scenarios are accompanied by the respective protected instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as financial protection. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as at December 31, 2012 basically rely on assumptions relating to variations of the market interest rates including the TJLP and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

| Risk variable | Probable Scenario | Possible Scenario | Remote Scenario |
|---|---|---|---|
| CDI | 6.90% | 8.63% | 10.35% |
| TJLP | 5.50% | 6.88% | 8.25% |
| USD | 2.0435 | 2.5544 | 3.0653 |

(In thousands of *Reais*, unless otherwise indicated)

Gains and losses with derivatives in the period

| | 2012 |
|---|---|
| Fixed interest risk vs. CDI | 321 |
| TJLP risk vs. CDI | (86) |
| USD exchange risk vs. CDI | 81,703 |
| Net gains (losses) | 81,938 |

**Leverage**

The Group's objectives in managing capital are to guarantee the capacity to provide financial returns to its shareholders and benefits to stakeholders, as well as maintain a capital structure to reduce costs.

To maintain or adjust the Group's capital structure Management can review the dividend policy, reimburse the capital to its shareholders, issue new shares or sell assets to reduce, for example, the net debt level..

Aligned with other market participants, the Group monitors, among other indexes, the financial leverage, measured based on the index Net Debt / EBITDA.

The financial levarage indexes as of December 2012 and 2011 are the following:

| | Consolidated | |
|---|---|---|
| | **2012** | 2011 |
| Total loans (Note 20) | 4,279,492 | 3,705,512 |
| Less: cash and cash equivalents (Notes 6 e 7) | (4,430,590) | (3,264,727) |
| Net Debt | (151,098) | 440,785 |
| EBITDA | 5,010,033 | 4,637,210 |
| Financial leverage index | (0,03) | 0,10 |

(In thousands of *Reais*, unless otherwise indicated)

## 42 Pension plans and other post-employment benefits

| | Consolidated | |
|---|---|---|
| | 2012 | 2011 |
| PAMEC/active participants' policy | 4,486 | 2,785 |

***Supplementary Pension Plan***

On August 7, 2006, the Company's Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

***SISTEL and TIMPREV***

The Company, the former TIM Nordeste and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system's former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As not all of the Company's and its subsidiaries' employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

**PBS:** defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

**PBS Assistidos:** a multi-sponsored pension plan for inactive employees;

**Convênio de Administração:** for managing pension payments to retirees and pensioners of the predecessors of the Subsidiaries;

**PAMEC/Policy of Active Pensioners:** health care plan for pensioners of the predecessors of the Subsidiaries;

**PSAP:** Portion of the supplementary social security and pension plan - PSAP, managed by CESP Foundation, which is the Company's responsibility, given the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA and, subsequently, merged into TIM Celular (see note 1).

**Health Plan:** Provision for the maintenance of the health plan as a post-employment benefit for former employees of AES Atimus (as provided for in Law No. 9656/98, Articles 30 and 31), which was acquired by TIM Celular and, subsequently, merger into TIM Celular (see note 1).

For the twelve-month period ended December 31, 2012, contributions to pension plans and other post-employment benefits amounted to R$247 (R$303 in the same period of 2011).

(In thousands of *Reais*, unless otherwise indicated)

The following is the actuarial position of the assets and liabilities related to retirement and healthcare plans, as at December 31, 2012, pursuant to the rules established by the CPC, for sponsored plans prior to the setting up of TIMPREV, in which there are still active participants:

**Parent Company**

a) Effects as of December 31:

| | Plan | Total | |
|---|---|---|---|
| | PBS | 2012 | 2011 |
| Reconciliation of assets and liabilities as of December 31, 2012 | (*) | | |
| Present value of actuarial obligations | 8,569 | 8,569 | 6,775 |
| Fair value of the assets of the plan | (16,079) | (16,079) | (14,224) |
| Current value of the obligations exceeding the fair value of the assets | (7,510) | (7,510) | (7,449) |

(*) No asset was recognized by the sponsor given the impossibility to reimburse this surplus and also because the sponsor's contributions will not decrease in the future.

b) Movements in actuarial liabilities (assets), net

| | Plans |
|---|---|
| | PBS |
| Actuarial liabilities (assets), net, as of December 31, 2011 | (7,449) |
| Expense (revenue) recognized in income in previous year | (913) |
| Actuarial (profit) or loss recognized | 852 |
| Actuarial liabilities (assets), net, as of December 31, 2012 | (7,510) |

c) Statement of calculation of losses (profits)

| | Plans |
|---|---|
| | PBS |
| (Profit) loss from actuarial obligations | 1,468 |
| (Profit) loss from the assets of the plan | (616) |
| (Profit) loss as of December 31, 2011 | 852 |

d) Reconciliation of the current value of obligations

| | Plans |
|---|---|
| | PBS |
| Value of obligations as of December 31, 2011 | 6,775 |
| Interest on actuarial obligation | 683 |
| Benefits paid in the year | (356) |
| (Profits) losses from obligations | 1,467 |

(In thousands of *Reais*, unless otherwise indicated)

| | |
|---|---|
| Value of obligations as of December 31, 2012 | 8,569 |

e) Reconciliation of the fair value of assets

| | Plans |
|---|---|
| | PBS |
| Fair value of assets as of December 31, 2011 | 14,224 |
| Benefits paid in the year | (356) |
| Effective earnings from assets in the year | 2,211 |
| Fair value of assets as of December 31, 2012 | 16,079 |

f) Expenses expected for 2013

| | Plans |
|---|---|
| | PBS |
| Costs of the current service (includes interest) | (4,779) |
| Interest on actuarial obligations | 803 |
| Earnings expected from assets | (1,528) |
| Total (expense) net revenue to be recognized | (5,504) |

**Consolidated**

a) Effects as of the base date December 31:

| | Plans | | | | | | Totals | |
|---|---|---|---|---|---|---|---|---|
| | PBS | PBS Assistidos | Convênio de Administração | PAMEC/ Policy of asset | PSAP | Health Plan | 2012 | 2011 |
| Reconciliation of assets and liabilities as of December 31, 2012 | (*) | (*) | (*) | | | | | |
| Current value of actuarial obligations | 29,173 | 7,770 | 190 | 512 | 7,657 | 1,551 | 46,853 | 37,202 |
| Fair value of the assets of the plan | (44,444) | (11,555) | (329) | - | (5,234) | - | (61,562) | (59,542) |
| Current value of obligations exceeding the fair value of assets | (15,271) | (3,785) | (139) | 512 | 2,423 | 1,551 | (14,709) | (22,340) |
| Actuarial liabilities (assets), net | (15,271) | (3,785) | (139) | 512 | 2,423 | 1,551 | (14,709) | (22,340) |

(*) No asset was recognized by the sponsor, given the impossibility to reimburse this surplus and also because the sponsor's contributions will not decrease in the future.

b) Variation of the actuarial liabilities (assets), net

| Plans | | | | | |
|---|---|---|---|---|---|
| PBS | PBS Assistidos | Convênio de Administração | PAMEC/ Policy of asset | PSAP | Health Plan |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | | | |
|---|---|---|---|---|---|---|
| Actuarial liabilities (assets) as of December 31, 2011 | (18,022) | (4,048) | (153) | 318 | - | 2,467 |
| Expense (revenue) recognized in income for the previous year | (2,263) | (673) | (19) | 33 | 2,641 | (885) |
| Sponsor's contributions | - | - | - | (17) | | (31) |
| Actuarial (profit) or loss recognized | 5,014 | 936 | 33 | 178 | (218) | - |
| Actuarial (profit) or loss not recognized | - | - | - | - | - | - |
| Actuarial liabilities (assets), net, as of December 31, 2012 | (15,271) | (3,785) | (139) | 512 | 2,423 | 1,551 |

## c) Statement of calculation of losses (profits)

| | Plans | | | | | |
|---|---|---|---|---|---|---|
| | PBS | PBS Assistidos | Convênio de Administração | PAMEC/ Policy of asset | PSAP | Health Plan |
| (Profit) loss from actuarial obligations | 4,290 | 1,401 | 29 | 178 | (218) | - |
| (Profit) loss from plan assets | 724 | (465) | 4 | - | - | - |
| Loss from employee contributions | - | - | - | - | - | - |
| (Profit) loss as of December 31, 2012 | 5,014 | 936 | 33 | 178 | (218) | - |

## d) Reconciliation of the present value of obligations

| | Plans | | | | | |
|---|---|---|---|---|---|---|
| | PBS | PBS Assistidos | Convênio de Administração | PAMEC/ Policy of asset | PSAP | Health Plan |
| Value of obligations as of December 31, 2011 | 23,925 | 6,280 | 155 | 318 | 6,519 | 1,757 |
| Cost of the current service | 13 | - | - | - | 198 | 52 |
| Interest on actuarial obligation | 2,408 | 632 | 15 | 33 | 650 | 172 |
| Benefits paid in the year | (1,464) | (543) | (9) | (17) | (297) | (31) |
| (Profit) loss from obligations | 4,291 | 1,401 | 29 | 178 | 587 | (399) |
| Value of obligations as of December 31, 2012 | 29,173 | 7,770 | 190 | 512 | 7,657 | 1,551 |

## e) Reconciliation of the fair value of assets

| | Plans | | | | | |
|---|---|---|---|---|---|---|
| | PBS | PBS Assistidos | Convênio de Administração | PAMEC/ Policy of asset | PSAP | Health Plan |
| Fair value of assets as of December 31, 2011 | 41,947 | 10,328 | 308 | - | 6,959 | - |
| Benefits paid in the year | (1,464) | (543) | (9) | (17) | (297) | (31) |
| Effective earnings from assets in the year | 3,961 | 1,770 | 30 | 17 | 921 | - |

(In thousands of *Reais*, unless otherwise indicated)

| | | | | | | |
|---|---|---|---|---|---|---|
| (Profit) loss from plan assets | - | - | - | - | (2,495) | |
| Participants' contributions to the plan | - | - | - | - | 48 | - |
| Sponsor's contributions to the plan | - | - | - | - | 98 | 31 |
| Fair value of assets as of December 31, 2012 | 44,444 | 11,555 | 329 | - | 5,234 | - |

f) Expenses expected for 2013

| | Plans | | | | | |
|---|---|---|---|---|---|---|
| | PBS | PBS Assistidos | Convênio de Administração | PAMEC/ Policy of asset | PSAP | Plano Médico |
| Costs of the current service (plus interest) | 19 | - | - | - | | 90 |
| Interest on actuarial obligations | 2,726 | 726 | 18 | 48 | 239 | 139 |
| Earnings expected from assets | (4,201) | (1,091) | (31) | - | (456) | - |
| Interests – assets / liabilities limits | 1,116 | 298 | - | - | 138 | - |
| Total net expense (revenue) to be recognized | (340) | (67) | (13) | 48 | (79) | 229 |

**Actuarial assumptions adopted in the calculations**

The primary actuarial assumptions adopted in the calculations were the following:

| | |
|---|---|
| Nominal discount rate of the actuarial obligation: | 10.17% to 9.66% (10.66% to 9.98% in 2011) |
| Expected nominal yield rate on plan assets: | PBS-A: 12.93% p.a. (11.50% in 2011)<br>Convênio de Administração: 11.41% p.a. (11.69% in 2011)<br>PAMEC: N/A<br>PBS: 11.41% p.a. (11.69% in 2011)<br>PSAP: 13.03% p.a (N/A in 2011)<br>Health Plan: 0% p.a. (N/A in 2011) |
| Estimated index for nominal increase in salary: | 7.71% p.a. (6.69% in 2011) |
| Estimated index for nominal increase in benefit: | 4.60% p.a. (4.40% in 2011) |
| Biometric table for general mortality: | AT2000 segregated by sex |
| Biometric table for the application for disability: | Mercer Disability Table |
| Expected rotation rate: | Null |
| Probability of the application for retirement: | 100% in the first eligibility for a benefit from the Plan |
| Estimated rate of long-term inflation | 5.60% (4.40% in 2011) |
| Assessment method | Projected Unit Credit Method |

## 43 Management Fees

(In thousands of *Reais*, unless otherwise indicated)

Key management includes statutory officers and the Board of Directors. The remuneration paid or payable to key management personnel for their services in the period ended December 31, 2012, amounted to R$12,001 (R$11,226 during the same period in 2011).

## 44 Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, as at December 31, 2012, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

| Types | Amounts Insured |
|---|---|
| Operating Risks | R$26,300,292 |
| General Third Party Liability - RCG | R$53,000 |
| Vehicles (Executive and Operational Fleets) | 100% of Fipe Table. R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Pain and Suffering. |
| Vehicles (Executive and Operational Fleets) | R$1,000 for Optional Civil Liability (Property and Personal Damage) and R$100 for pain and suffering. |

## 45 Commitments

*Rentals*

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

| | |
|---|---|
| 2013 | 409,807 |
| 2014 | 431,117 |
| 2015 | 451,380 |
| 2016 | 472,594 |
| 2017 | 494,806 |
| | 2,259,704 |

## 46 Expenses by type

| | 2012 | 2011 |
|---|---|---|
| **Expenses by type** | | |
| Cost of services provided and goods sold | (9,880,984) | (8,540,892) |
| Selling expenses | (4,774,161) | (4,848,512) |
| General and administrative expenses | (1,029,943) | (963,394) |
| Other operating revenue /expense | (757,414) | (669,093) |

(In thousands of *Reais*, unless otherwise indicated)

| | | |
|---|---|---|
| | (16,442,502) | (15,021,891) |
| **Classified as:** | | |
| Personnel | (729,032) | (632,828) |
| Advertising and publicity | (537,765) | (530,145) |
| Third party services | (2,986,376) | (3,025,983) |
| Interconnection | (4,659,052) | (4,132,950) |
| Cost of goods sold | (2,604,978) | (2,062,552) |
| Depreciation and amortization | (2,688,588) | (2,595,968) |
| Impairment of accounts receivable | (250,972) | (231,529) |
| Taxes, fees and contributions | (1,225,209) | (1,272,829) |
| Rentals and insurance | (408,078) | (329,889) |
| Provision for contingencies | (238,265) | (155,473) |
| Training | (10,168) | (7,507) |
| Other | (104,019) | (44,238) |
| | (16,442,502) | (15,021,891) |

## 47 Business combinations

As mentioned in note 1, as at October 31, 2011, the wholly-owned subsidiary TIM Celular purchased, from Companhia Brasiliana de Energia and AES Elpa S.A. (companies of the AES Brasil Group), 100% of the shares of Eletropaulo Telecomunicações Ltda. and 98.3% of the shares of AES Communications Rio de Janeiro S.A. The amounts disbursed were R$1,074,179 and R$447,471 respectively. Due to this acquisition, the Company obtains significant cost savings in the areas of interconnection and lease of media and has now a great opportunity to expand its business through the launch of residential broadband services. As also mentioned in note 1, during the year 2012, the remaining 1.7% of AES Communications Rio de Janeiro S.A. was acquired, and both companies were merged into the parent company TIM Celular.

Completion of the business combination (purchase accounting process) and restatement of the acquisition balance sheets

Also during the year 2012, the business combination (purchase accounting), as required by Pronouncement CPC 15 (equivalent to IFRS 3), was concluded. The following tables summarize the effects recorded in the opening balance sheet of the companies acquired:

| | **Provisional amounts** | |
|---|---|---|
| | **Eletropaulo Telecomunicações Ltda.** | **AES Communications Rio de Janeiro S.A.** |
| **As at October 31, 2011** | | |
| Cash | 1,074,179 | 447,471 |
| Fair value of minority interests | | 7,938 |
| **Total consideration** | 1,074,179 | 455,409 |
| **Net assets reported by the acquired company** | 125,281 | 111,637 |
| **Provisional Goodwill reported** | 948,898 | 343,772 |

(In thousands of *Reais*, unless otherwise indicated)

| **Eletropaulo Telecomunicações Ltda.** | **October 31, 2011 (provisional)** | **Adjusts** | **October 31, 2011 (definitive)** |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | 15,477 | - | 15,477 |
| Financial assets at fair value through profit or loss | 1,622 | - | 1,622 |
| Accounts receivable | 19,868 | - | 19,868 |
| Taxes recoverable | 20,916 | - | 20,916 |
| Deferred income tax and social contribution | 1,148 | 1,418 | 2,566 |
| Judicial deposits | 49 | - | 49 |
| Other assets | 374 | - | 374 |
| Property, plant and equipment | 164,198 | 54,600 | 218,798 |
| Intangible assets – client lists | - | 60,600 | 60,600 |
| Intangible assets – others | 9,196 | (4,172) | 5,024 |
| | **232,848** | **112,446** | **345,294** |
| **Liabilities** | | | |
| Loans and financing | (67,619) | - | (67,619) |
| Suppliers | (6,779) | - | (6,779) |
| Labor obligations | (5,514) | - | (5,514) |
| Taxes payable | (19,937) | - | (19,937) |
| Deferred income tax and social contribution | (1,734) | (39,168) | (40,902) |
| Other liabilities | (5,973) | - | (5,973) |
| Provision for contingencies | (11) | - | (11) |
| | **(107,567)** | **(39,168)** | **(146,735)** |
| **Identifiable net assets** | **125,281** | **73,278** | **198,559** |

| Recalculation of goodwill after the conclusion of the purchase price allocation | |
|---|---|
| **Provisional goodwill** | **948,898** |
| Adjustments | |
| (-) allocation of the surplus value of property, plant and equipment | (54,600) |
| (-) allocation of value of the client list acquired | (60,600) |
| (+) write-off of development expenses capitalized | 4,172 |
| (+) effects of deferred taxes on the aforesaid adjustments | 37,750 |
| | **(73,278)** |
| **Goodwill definitive** | **875,620** |

Eletropaulo Telecomunicações Ltda. property, plant and equipment items were valued by a specialized company for the base date of October 31, 2011. The result of this valuation indicated a net value of property, plant and equipment exceeding that provisionally recorded on the date of acquisition of the subsidiary. The effect on provisional values is an increase of R$54,600.

The services agreements in force at Eletropaulo Telecomunicações S.A. on the date of its acquisition were also valued by a specialized company. The current value of the net cash flows set forth in these agreements indicates a net value of property, plant and equipment (client list) of R$60,600. To make these calculations, the appraiser used a 68-month average term for the agreements and a discount rate of 13% p.a.

On the date of its acquisition, this acquired company had development service expenses that will not be implemented in TIM Participações S.A. Group. These balances, in the amount of R$4,172, were written off from the balance sheet for acquisition of Eletropaulo Telecomunicações S.A.

The effects of deferred taxes on the adjustments mentioned in the three previous paragraphs were

(In thousands of *Reais*, unless otherwise indicated)

also recorded, generating a reduction in acquisition shareholders' equity by R$37,750. This reduction in shareholders' equity resulted in an increase in the goodwill provisionally recorded at the same amount.

In addition to the aforesaid values, no other adjustment item in balance sheet for acquisition of Eletropaulo Telecomunicações Ltda. was identified by the parent company TIM Celular S.A.

| **AES Communications Rio de Janeiro S.A.** | **October 31, 2011 (provisional)** | **Adjusts** | **October 31, 2011 (definitive)** |
|---|---|---|---|
| **Assets** | | | |
| Cash and cash equivalents | 3,496 | - | 3,496 |
| Accounts receivable | 18,156 | - | 18,156 |
| Taxes recoverable | 17,203 | - | 17,203 |
| Deferred income tax and social contribution | 1,024 | 14 | 1,038 |
| Judicial deposits | 63 | - | 63 |
| Other assets | 334 | - | 334 |
| Property, plant and equipment | 120,227 | 55,965 | 176,192 |
| Intangible assets – client list | - | 34,600 | 34,600 |
| Intangible assets – others | 2,941 | (43) | 2,898 |
| | 163,444 | 90,536 | 253,980 |
| **Liabilities** | | | |
| Loans and financing | (22,024) | - | (22,024) |
| Suppliers | (6,063) | - | (6,063) |
| Labor obligations | (3,391) | - | (3,391) |
| Taxes payable | (18,012) | - | (18,012) |
| Deferred income tax and social security | (324) | (30,792) | (31,116) |
| Other liabilities | (1,933) | - | (1,933) |
| Provision for contingencies | (472) | - | (472) |
| | (52,219) | (30,792) | (83,011) |
| **Identifiable net assets** | **111,225** | **59,744** | **170,969** |

Recalculation of goodwill after the conclusion of the purchase price allocation

| | |
|---|---|
| **Provisional goodwill** | **343,772** |
| Adjustments | |
| (-) allocation of the surplus value of property, plant and equipment | (55,965) |
| (-) allocation of the value from the client list acquired | (34,600) |
| (+) write-off of the acquired company's registered trademark | 43 |
| (+) effects of deferred taxes on the aforesaid adjustments | 30,778 |
| | **(59,744)** |
| **Goodwill restated** | **284,028** |

AES Communications S.A. property, plant and equipment items were valued by a specialized company for the base date of October 31, 2011. The result of this valuation indicated a net value of property, plant and equipment exceeding that provisionally recorded on the date of acquisition of the subsidiary. The effect on provisional values is an increase of R$55,965.

The services agreements in force at AES Communications S.A. on the date of its acquisition were also valued by a specialized company. The current value of the net cash flows set forth in these agreements indicates a net value of property, plant and equipment (client list) of R$34,600. To make these calculations, the appraiser used a 68-month average term for the agreements and a discount rate

(In thousands of *Reais*, unless otherwise indicated)

of 13% p.a.

On the date of its acquisition, this acquired company had a registered trademark that will not be used in TIM Participações S.A. Group. This balance, in the amount of R$43, was written off from AES Communications S.A.

The effects of deferred taxes on the adjustments mentioned in the three previous paragraphs were also recorded, generating a reduction in the acquisition shareholders' equity by R$30,778. This reduction in the shareholders' equity resulted in an increase in the goodwill provisionally recorded at the same amount.

In addition to the aforesaid values, no other adjustment item in AES Communications S.A. acquisition balance sheet was identified by the parent company TIM Celular S.A.

Subsequent effects on adjustments to acquisition balance sheets:

The amortization and depreciation of additional values recorded upon the conclusion of the purchase price allocation process, as well as its ensuing effects of deferred taxes, impacted the balances previously submitted by the Company. The effects on the income for the year 2011 and for the first and second semesters of 2012 are the following:

| **Consolidated effects** | **December 31, 2011 (2 months)** | **March 31, 2012 (3 months)** | **June 30, 2012 (6 months)** |
|---|---|---|---|
| Additional amortization generated by PPA | (2,696) | (4,044) | (8,087) |
| Additional depreciation generated by PPA | (2,408) | (3,611) | (7,223) |
| Effects of deferred taxes | 1,721 | 2,603 | 5,206 |
| | (3,383) | (5,052) | (10,104) |

As mentioned in note 1, during the third quarter of 2012, TIM Fiber SP Ltda. and TIM Fiber RJ S.A. (former trade names of Eletropaulo Telecomunicações Ltda. and AES Communications S.A., respectively) were merged into TIM Celular. Due to the merger, the differences between tax and accounting bases of the client list and from the additional value of property, plant and equipment ceased to exist. Thus, the deferred tax liability related to these values was fully realized. The following table sets forth the combined effects of the purchase price allocation and of the merger of the acquired entities on the Company's income as of September 30, 2012 and December 31, 2012.

| **Consolidated effects** | **September 30, 2012 (9 months)** | **December 31, 2012 (12 months)** |
|---|---|---|
| Addition amortization generated by PPA | (12,132) | (16,174) |
| Additional depreciation generated by PPA | (10,836) | (14,445) |
| Effects of deferred taxes | 68,033 | 67,976 |
| | 45,065 | 37,357 |

Differences between accounting and tax basis related to goodwill generates, as of December 31, 2012, deferred tax liabilities amounting to R$72.916.

## 48 Supplementary disclosure about consolidated cash flow

| | 2012 | 2011 |
|---|---|---|
| Interest paid | 299,739 | 225,180 |
| Income and social contribution taxes paid | 287,439 | 110,419 |